ORBIS

Warsaw, 2005-10-05


05011906


SEC MAIL PROCESSING
RECEIVED
OCT 18 2005
WASH. D.C.
185
SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of interim consolidated financial statements of Capital Group Orbis S.A. together with interim condensed financial statements of Orbis S.A. for the period from 1 January 2005 to 30 June 2005.

Best regards

Jolanta Wojciechowska de Cacqueray

Member of the Management Board

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

82-5025

Capital Group Orbis


SEC MAIL
PROCESSING
RECEIVED
OCT 18 2005
WASH. D.C.
185
SECTION

CONSOLIDATED AND STANDALONE INTERIM FINANCIAL STATEMENTS

as at June 30, 2005

Orbis

Capital Group Orbis

President's letter

Orbis

Ladies and Gentlemen,

We have just concluded the first half-year of 2005, during which we presented and launched our new strategy for the Orbis Hotel Group for the years 2005-2009. The strategy envisages the dynamic development of the Group into the economy hotel product, with the expansion of the Ibis network and the creation of the Etap hotel network in Poland, in addition to the modernisation of select Orbis S.A. hotels. Our plans also call for substantial changes in the organisation of hotel operations and sales forces, and we have renewed our commitment to the cornerstones of the hospitality sector: friendliness and efficiency, and simplified access to our services.

Our half-year results saw Group sales rise by 7.8%, boosted primarily by the significant increase in sales by Orbis Transport, Orbis Travel and Hekon S.A., while consolidated EBITDA increased by 21.5%. The hotel business, despite fierce competition in the market – which is particularly evident in Warsaw – saw a 7.5% increase in rooms sold over the first six months of 2004, and our occupancy rate increased by 3.6%. Despite the low rate of exchange of the euro vis-à-vis the zloty, we managed to increase our RevPar by 1.3%. The 11% growth in sales in the economy hotel segment justifies our strategy. We are pleased to observe the improvement in the results reported by Orbis Travel, with its foreign outgoing traffic enjoying great popularity this year. Despite the higher fuel costs and a weaker rate of exchange of the euro versus the zloty, Orbis Transport boosted its sales figures, consolidated two PKS companies with the company's accounts, and generated satisfactory results.

From a corporate viewpoint, the Management Board conducted two very difficult negotiations during the first half of this year – we discussed the implementation of the new strategy with the Trade Unions and we held talks with HE S.A. on the Hotel Europejski in Warsaw. Both sets of negotiations were concluded this summer with the signing of agreements.

The General Meeting of the Company's Shareholders has for the fourth time voted to pay a dividend, and PLN 15.7m, i.e. 32% of the net profit for 2004, was allocated for this purpose. We intend to foster trust and confidence in our Company, and accordingly, the dividend distribution policy has become an established element of our corporate policy. We are delighted that investors, both institutional and private, place their trust in our Company, and I would like to express my sincere gratitude to them.

Orbis will celebrate its 85th anniversary this year. Orbis has one of the longest track records of operations and is one of the most recognised companies in Poland, combining its knowledge, understanding and tradition of the Polish hospitality industry with the experience and modern standards of the Accor Group, our strategic partner. In this important time for the Company, we have created a new Orbis logo to symbolise the fresh image of the company, the entrance into a new phase of its development and a rededication to the provision of quality of service.

I would like to thank all the Guests of our hotels and clients of the Orbis Group for their trust in Orbis, it is they who provide us with the greatest and most valuable support in the implementation of our plans. We rely in particular on our Employees, for whom the new strategy opens up wide-ranging opportunities, including a career development programme.

We look to the coming months with optimism and the belief that the results of the Orbis Group will bring satisfaction to us all.

Capital Group Orbis

Interim consolidated financial statements

as at June30, 2005

Orbis

ORBIS S.A.
CAPITAL GROUP

CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at June 30, 2005

SELECTED FINANCIAL FIGURES

for six months ended on June 30, 2005 with comparable figures for the year 2004

	in PLN '000		in EUR '000	
	6 months ended June 30, 2005	6 months ended June 30, 2004	6 months ended June 30, 2005	6 months ended June 30, 2004
PROFIT AND LOSS ACCOUNT				
Net sales of products, merchandise and raw materials	466 426	436 089	114 306	92 175
Operating profit (loss)	30 760	19 970	7 538	4 221
Net profit (loss) on continuing operations	17 261	18 714	4 230	3 956
BALANCE SHEET				
Fixed assets	1 960 923	2 001 208	485 365	440 581
Current assets	273 153	199 285	67 610	43 874
Shareholders' equity	1 585 146	1 557 614	392 353	342 921
Long-term liabilities	423 651	457 714	104 862	100 769
Short-term liabilities	225 279	185 165	55 761	40 765
CASH FLOW STATEMENT				
Net cash flow from operating activity	72 544	78 791	17 778	16 654
Net cash flow, total	14 175	17 801	3 474	3 763
EARNINGS PER SHARE				
Earnings per share for the financial year	0,37	0,41	0,09	0,09

Exchange rate of EUR applied to convert:		
- balance sheet items	4,0401	4,5422
- profit and loss account items	4,0805	4,7311

CONSOLIDATED BALANCE SHEET

as at June 30, 2005, December 31, 2004 and June 30, 2004

(figures have been presented in PLN '000)

Assets		balance as at June 30, 2005	balance as at Dec. 31, 2004	balance as at June 30, 2004
Fixed assets		**1 960 923**	**1 973 710**	**2 001 208**
Tangible fixed assets	9	1 692 792	1 705 914	1 755 163
Intangible assets, of which:	10	112 231	113 186	111 866
- goodwill		109 142	108 132	107 252
Investment in an associated company consolidated by the equity method	11	3 979	4 182	3 702
Financial assets held for trading	15	727	2 652	2 680
Other financial assets	16	23 130	23 268	8 501
Investment property	17	44 106	44 711	45 492
Other long-term investments	18	733	635	601
Deferred income tax assets	5	83 225	79 162	73 203
Current assets		**273 153**	**188 207**	**199 285**
Inventories	19	12 184	13 822	14 025
Trade receivables	20	68 874	40 076	67 598
Income tax receivables		3 291	8 198	3 811
Other short-term receivables	20	42 587	22 854	45 504
Financial assets at fair value through profit or loss	21	89 454	60 669	68
Cash and cash equivalents	22	56 763	42 588	68 279
Total assets		**2 234 076**	**2 161 917**	**2 200 493**

CONSOLIDATED BALANCE SHEET, continued

as at June 30, 2005, December 31, 2004 and June 30, 2004

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities		balance as at June 30, 2005	balance as at Dec. 31, 2004	balance as at June 30, 2004
Shareholders' equity	23	**1 585 146**	**1 585 409**	**1 557 614**
Share capital		517 754	517 754	517 754
Reserve capitals		133 411	133 411	133 385
Other capitals		(653)	(648)	(169)
Retained profits		933 931	933 917	896 439
Minority holdings		**703**	**975**	**10 205**
Long-term liabilities		**423 651**	**413 010**	**457 714**
Credits and loans	24	279 911	277 298	332 045
Provision for deferred income tax	5	66 388	65 988	66 754
Other long-term liabilities	25	36 884	32 381	5 066
Provision for pension and similar benefits	26	40 347	37 303	33 020
Provisions for liabilities	26	121	40	20 829
Short-term liabilities		**225 279**	**163 498**	**185 165**
Credits and loans - current	24	3 103	3 355	5 950
Trade liabilities	27	79 457	58 218	61 104
Income tax liabilities		12	0	629
Other short-term liabilities	27	94 035	59 651	104 344
Provision for pension and similar benefits	26	4 658	5 227	5 596
Provisions for liabilities	26	44 014	37 047	7 542
Total liabilities		**2 234 076**	**2 161 917**	**2 200 493**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for six months ended on June 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

		6 months ended June 30, 2005	6 months ended June 30, 2004
Net sales of services		466 426	436 089
Net sales of other products, merchandise and raw materials		7 478	3 574
Cost of products, merchandise and raw materials sold	4.2	(353 400)	(318 533)
Gross profit (loss) on sales		**120 504**	**121 130**
Other operating income	4.1	26 149	6 392
Distribution & marketing expenses		(23 815)	(23 170)
General overheads & administrative expenses		(68 598)	(68 768)
Other operating expenses	4.3	(23 480)	(15 614)
Operating profit (loss)		**30 760**	**19 970**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	13	13	0
Other financial income	4.4	8 095	21 571
Financial expenses	4.4	(14 383)	(17 268)
Share in net profits (losses) of subsidiaries, affiliates and associated companies	11	497	813
Profit (loss) before tax		**24 982**	**25 086**
Corporate income tax	5	(7 721)	(6 372)
Net profit (loss) on continuing operations		**17 261**	**18 714**
Discontinued operations	6	**0**	**0**
Loss on discontinued operations		0	0
Net profit (loss) for the financial year		**17 261**	**18 714**
Ascribed to:			
shareholders of the controlling company		17 503	18 574
minority shareholders		(242)	140
		17 261	**18 714**
Earnings (loss) per common share (in PLN)	7		
Earnings per share for the financial year		0,37	0,41
Earnings per share from continuing operations		0,37	0,41

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for six months ended on June 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

		Share capital	Reserve capitals	Other capitals	Retained profits	Minority interests	Total
Twelve months ended on December 31, 2004							
Balance as at January 1, 2004		**517 754**	**133 385**	**0**	**893 692**	**10 217**	**1 555 048**
- profit (loss) for the financial year		0	0	0	53 071	2 339	**55 410**
- translation differences on consolidation		0	0	(648)	0	0	**(648)**
- purchase of minority holdings		0	0	0	0	(11 581)	**(11 581)**
- others		0	26	0	2 820	0	**2 846**
Total changes during the period		**0**	**26**	**(648)**	**55 891**	**(9 242)**	**46 027**
dividends		0	0	0	(15 666)	0	**(15 666)**
Balance as at December 31, 2004		**517 754**	**133 411**	**(648)**	**933 917**	**975**	**1 585 409**
of which: six months ended on June 30, 2004							
Balance as at January 1, 2004		**517 754**	**133 385**	**0**	**893 692**	**10 217**	**1 555 048**
- profit (loss) for the financial year		0	0	0	18 574	140	**18 714**
- translation differences on consolidation		0	0	(169)	0	0	**(169)**
- purchase of minority holdings		0	0	0	0	(152)	**(152)**
- others		0	0	0	(161)	0	**(161)**
Total changes during the period		**0**	**0**	**(169)**	**18 413**	**(12)**	**18 232**
dividends		0	0	0	(15 666)	0	**(15 666)**
Balance as at June 30, 2004		**517 754**	**133 385**	**(169)**	**896 439**	**10 205**	**1 557 614**
Six months ended on June 30, 2005							
Balance as at January 1, 2005		**517 754**	**133 411**	**(648)**	**933 917**	**975**	**1 585 409**
- profit (loss) for the financial year		0	0	0	17 503	(242)	**17 261**
- translation differences on consolidation		0	0	(5)	0	0	**(5)**
- others		0	0	0	(1 822)	(30)	**(1 852)**
Total changes during the period		**0**	**0**	**(5)**	**15 681**	**(272)**	**15 404**
dividends	8	0	0	0	(15 667)	0	**(15 667)**
Balance as at June 30, 2005		**517 754**	**133 411**	**(653)**	**933 931**	**703**	**1 585 146**

CONSOLIDATED CASH FLOW STATEMENT

for six months ended on June 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

		6 months ended June 30, 2005	6 months ended June 30, 2004
OPERATING ACTIVITY			
Gross profit (loss)		**24 982**	**25 086**
Adjustments:		**55 066**	**59 578**
Share in net profit (loss) of companies consolidated by the equity method	11	(497)	(813)
Depreciation and amortization	4.2	54 887	50 530
(Gain) loss on foreign exchange differences		(2 648)	(14 687)
Interest	4.1	4 291	5 311
(Profit) loss on investing activity		(8 627)	(1 878)
Change in receivables and deferred and accrued expenses	20	(39 915)	(36 777)
Change in current liabilities, excluding loans and bank credits	27	46 882	46 337
Change in reserves	26	9 923	3 117
Change in inventories	19	1 638	66
Other adjustments		(10 868)	8 372
Cash from operating activity		**80 048**	**84 664**
Income tax (paid)/reimbursed		(7 504)	(5 873)
Net cash flow from operating activity		**72 544**	**78 791**
INVESTING ACTIVITY			
Income from the sale of tangible fixed assets and intangible assets		14 670	6 812
Income from sale of investments in real property		2 015	0
Income from sale of short-term securities		472 634	34 096
Income from interest		761	1
Repayment of long-term loans granted		2 776	0
Expenditure on tangible fixed assets and intangibles		(34 879)	(41 675)
Expenditure on purchase of group companies		(3 766)	(25 509)
Expenditure on purchase of short-term securities		(499 075)	(33 958)
Granting of long-term loans		(129)	(1 244)
Other investing expenses		(121)	0
Net cash flow from investing activity		**(45 114)**	**(61 477)**
FINANCING ACTIVITY			
Receipts from credits and loans		26 949	18 259
Other financial income		4 937	5 126
		0	0
Repayment of credits and loans		(36 617)	(12 543)
Repayment of interest		(3 180)	(4 985)
Financial lease payments		(348)	(73)
Other financial expenditure		(4 996)	(5 297)
Net cash flow from financing activity		**(13 255)**	**487**
Change in cash and cash equivalents		**14 175**	**17 801**
Cash and cash equivalents at the beginning of period		**42 588**	**50 478**
Cash and cash equivalents at the end of period		**56 763**	**68 279**

Capital Group Orbis

Additional information to interim consolidated financial statements

as at June 30, 2005

Orbis

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS as at June 30, 2005.

1. BACKGROUND

1.1 GENERAL INFORMATION

Core business operations of the Orbis Group comprise hotel, tourist and transport activities. The Group's parent company is Orbis S.A. having its corporate seat in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs approx. 5000 persons and operates a network of 55 hotels (10 000 rooms) in 30 major cities, towns and resorts in Poland. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist and transport sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Sp. z o.o. and Orbis Transport Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.
Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels and two Novotels, offering in aggregate over 1 500 rooms in 8 towns in Poland. Moreover, the company operates the Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.
Polskie Biuro Podróży Orbis sp. z o.o. pursuing its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips servicing and acts as an agent in the sales of transport tickets.
Orbis Transport sp. z o.o. is the largest Polish carrier in the international coach connections segment (runs regular connections to 160 towns in 11 European countries) and is a leading-edge company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

These consolidated financial statements of the Group for the 1st semi-annual period of 2005 cover the Company and its subsidiaries (jointly named the "Orbis Group" or the "Group") and the company's interests in associates.

The consolidated financial statements have been prepared on the assumption that the parent and Group companies will be concern enterprises in the foreseeable future. There exist no estimates made as at the balance sheet date that might entail a risk of resulting in substantial adjustments of carrying amounts of assets and liabilities in the course of the subsequent financial year.

According to the Management Board of the parent company there exist no present circumstances which can indicate a threat to the continuation of the Companies' operations in the foreseeable future.

Main accounting policies applied in preparing the consolidated financial statements are outlined below. These policies were applied on a continuous basis in all the years covered by the financial statements.

The functional and reporting currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless specified otherwise.

1.2 STATEMENT OF COMPLIANCE WITH REGULATIONS

The presented financial statements have been prepared **in accordance with the International Financial Reporting Standards** (IFRS, formerly International Accounting Standards - IAS) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that were approved by the European Union on December 31, 2004.

1.2.1 Disclosure in the balance sheet the perpetual usufruct of land obtained gratuitously

The Group has disclosed in the balance sheet titles to perpetual usufruct of land acquired from the local administration authorities gratuitously as a result of administrative decisions at fair value, on the basis of an expert's valuation.

(all amounts are quoted in PLN thousand, unless specified otherwise)

The value of titles to perpetual usufruct of land acquired gratuitously, recorded in the balance sheet in 2004, accounted as at June 30, 2005 PLN 403,922 thousand, as at December 31, 2004 PLN 409,465 thousand, and as at June 30, 2004 PLN 420,104 thousand.

With regard to titles to perpetual usufruct of land acquired gratuitously, the Management Board considered different interpretations concerning IAS 17 available on the market and decided, that to perpetual usufruct of land acquired gratuitously should be disclosed in the balance sheet at values estimated on the basis of an independent expert's valuation.

1.2.2. Valuation of Property, Plant and Equipment

While preparing the first consolidated financial statements according to IFRS 1 the Group has assessed the value of Property, Plant and Equipment according to historical costs corrected by hyperinflationary indices.

The Group plans to apply in its annual consolidated financial statements as at December 31, 2005 the facultative exemption concerning the possibility of using the fair value as deemed cost.
The Group's intention is to conclude the process of full assessment of hotels' fair value and presenting those amounts in annual financial statement for 2005.

However, at present, on the evidence of the decision taken by the Management Board of Orbis S.A., the Group has performed the prudent estimate of hotels while confining their value to the lower of the following amounts: historical cost corrected by hyperinflationary indices and the value resulting from EBITDA corrected by indices mainly depending on the brand of the hotel and its location (the description of the EBITDA method is disclosed in the note 2.1.6 of the interim consolidated financial statement). Values calculated with this method may differ from the fair value of the hotels, in fact they might have been understated.

1.2.3 Disclosures and information required by IFRS and not presented in the financial statements

Below are presented disclosures and information required by IFRS which were not included in the financial statement. The Group is currently working on adjusting the reporting systems in the Group's companies to IFRS needs and plans to disclose the following information as at December 31, 2005:
1. off balance sheet investment liabilities, especially:
- investment liabilities resulting from agreements signed, in force as at the balance sheet date but not disclosed in the balance sheet,
- future operating lease liabilities, where the Group is a lessee.
2. The disclosures concerning the lease agreements, both where the Group acts as a lessee, and as a lessor.
3. The disclosures concerning the liabilities/ costs of pension liabilities; those disclosures will be presented as at December 31, 2005 on the evidence of the assessment of the actuary.
4. Part of disclosures connected with the investment property, especially the fair value of the investment property.

1.3 BASIS FOR THE PREPARATION OF CONDENSED FINANCIAL STATEMENTS

Until the year 2004 inclusive, the consolidated financial statements of the Orbis Group were prepared in accordance with the provisions of the Accounting Act of September 29, 1994, the Decree of the Council of Ministers of March 19, 2002 amending the Ordinance of the Council of Ministers of October 16, 2001 on current and periodical information provided by issuers of securities, and with the Decree of the Council of Ministers of August 11, 2004 on detailed requirements to be fulfilled by the issue prospectus and a summary of the prospectus.
Reconciliations and the description of transition from the Accounting Act to IFRS are presented in note 2.5 to the financial statements.
Starting from the year 2005, the financial statements of the Capital Group Orbis S.A. are prepared in accordance with IFRS.
Comparative figures for 2004 were restated to reflect the effects of transition to IFRS.

The presented consolidated financial statements have been prepared according to historical cost assumption, excerpt for the valuation of financial assets and financial liabilities (including derivative instruments), which are disclosed at fair value.

(all amounts are quoted in PLN thousand, unless specified otherwise)

In order to prepare a financial statement according to IFRS some key assumptions are necessary. The Management Board have to take a number of subjective decisions concerning application of the Group's accounting policies. The more complex areas or those where subjective assessments are required, as well as the areas where assumptions and assessments are significant for the financial statement as a complex document, have been presented in the notes to consolidated financial statement.

These consolidated financial statements were approved by the Management Board on September 26, 2005. The consolidated financial statements are presented at the Warsaw Stock Exchange.

1.4 ORBIS GROUP

1.4.1. Companies forming the Group

Orbis S.A. is the Group's parent company.

The below-presented data concern share of equity, share of votes at the general meeting and core business operations of subsidiaries and associates in which Orbis S.A. holds interests.

Subsidiary companies, name and corporate seat	% share in shareholders' equity	% share in the no. of votes at the GM	Business operations
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage
ORBIS Transport, Sp. z o.o.	directly 98,3%	directly 98,3%	transport
PBP Orbis, Sp. z o.o.	directly 95,08%	directly 95,08%	tourism
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 100%	indirectly 100%	transport
PKS Gdańsk Sp. z o.o.	indirectly 100%	indirectly 100%	transport
AutoOrbisBus Sarl	indirectly 100%	indirectly 100%	promotion and communications
Orbis Polish Travel Bureau	indirectly 88%	indirectly 88%	travel agent
Inter Bus Sp. z o.o.	indirectly 70%	indirectly 70%	coach transport
Capital Parking Sp. z o.o.	indirectly 68%	indirectly 68%	rental of parking lots

Associated companies, name and corporate seat	% share in shareholders' equity	% share in the no. of votes at the GM	Business operations
PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage
Orbis Casino Sp. z o.o.	directly 33%	directly 33%	games of chance

1.4.2 Non-consolidated companies.

Companies that were not consolidated as at June 30, 2005 owing to the marginal influence they exert on the financial standing and performance of the Group are presented in the table below. Basic figures pertaining to the results of non-consolidated companies are provided in note 12 to the consolidated financial statements.

(all amounts are quoted in PLN thousand, unless specified otherwise)

Companies excluded from consolidation	Share in management	share in net revenues %	share in the balance sheet total
Orbis S.A.			
	Subsidiaries		
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,15	0,2
Orbis Kontrakty Sp. z o.o.	80%	0,00	0,00
	Associated companies		
PH Majewicz Sp. z o.o.	49%	1,11	0,16
Orbis Transport Sp. z o.o.			
	Subsidiaries		
AutoOrbisBus Sarl	100%	0,46	0,43
Hekon Hotele Ekonomiczne S.A.			
	Associated companies		
Orbis Kontrakty Sp. z o.o.	20%	0,00	0,02
TOTAL		**1,72**	**0,81**

1.4.3 Changes in the Group's structure and their effects, including business combinations, acquisition and disposal of subsidiary companies as well as long-term investments, restructuring and discontinuing of operations

The following changes in the composition of the Orbis Group took place during the reporting period:

1. Acquisition by Orbis S.A., on January 24, 2005, of 80 equal and indivisible shares of PLN 1,000 each in the company Orbis Kontrakty Sp. z o.o. with share capital amounting to PLN 100,000. The remaining 20 shares have been acquired by Orbis S.A. subsidiary, i.e. Hekon – Hotele Ekonomiczne S.A. Orbis Kontrakty Sp. z o.o is a subsidiary of Orbis. S.A.. The company's core business operations comprise of organization of purchases for the benefit of partners' hotels.
2. Disposal by Orbis S.A., as a result of implementation of an agreement dated March 3, 2005, of 2000 shares in Globis Poznań Sp. z o.o. and 25 shares in Globis Wrocław Sp. z o.o., accounting for 25% each of the share capital of these companies and entitling to 25% votes at the General Meeting of Shareholders of each company, for an aggregate price of PLN 2,012,500, being identical to their nominal value and the value disclosed in account books of Orbis S.A. The companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. were not consolidated within the Orbis Group.

1.4.4 Information about events in the Group

Dividends:

- Hekon-Hotele Ekonomiczne S.A. - the dividend of PLN 19,801,914.08 gross due to „Orbis" S.A. under Resolution No. IV of the General Meeting of Company's Shareholders dated June 22, 2005 credited the account of „Orbis" S.A. on July 14, 2005;
- Orbis Casino Sp. z o.o. – the dividend of PLN 700,000.00 gross due to "Orbis" S.A. under Resolution No. 6/2005 of the Meeting of Company's Shareholders dated June 8, 2005 credited the account of „Orbis" S.A. on September 8, 2005;

Increase/decrease of share capital:

- PKS Tarnobrzeg sp. z o.o. – as a result of the decision of the Meeting of the Company's Shareholders dated February 25, 2005, the share capital of the Company was increased by PLN 636 thousand (registered in the National Court Register on May 12, 2005), any by the additional amount of PLN 35 thousand by a resolution of the Meeting of Shareholders on May 20, 2005 (registered in the National Court Register on June 9, 2005). As a result, the company's share capital as at June 30, 2005 amounted to 7,951.5 thousand. The new shares in the increased share capital were acquired by the current shareholder, Orbis Transport Sp. z o.o.
- PKS Gdańsk sp. z o.o. – as a result of the decision of the Meeting of the Company's Shareholders on increase of its share capital by acquisition of new shares amounting to PLN 2,805 thousand by the current shareholder, Orbis Transport Sp. z o.o. in April 2005, the Company's share capital as at June 30, 2005 amounted to the total of PLN 11,859 thousand.

2. STATEMENT OF MAJOR ACCOUNTING POLICIES

2.1. ACCOUNTING POLICIES OF THE GROUP

1. Subsidiaries

All enterprises (including Special Purpose Enterprises) whose financial and operational policies may be governed by the Group, i.e., the Group usually holds more than one half of the voting power, are considered subsidiaries. Existence and effect of potential voting power that are exercised or conversable is taken into consideration to determine if the Group controls an enterprise.

Subsidiaries are consolidated from the date on which the Group took control over them. The consolidation is terminated on the date of loss of the control by the Group.

Investments in subsidiaries are recognized in separate financial statements at cost, less impairment losses.

Acquisitions of subsidiaries by the Group are recognized by the use of the purchase method.

The cost of acquisition is set at fair value of transferred assets, issued equity instruments, and drawn or accepted liabilities as at the exchange date plus costs that can be directly attributed to the acquisition transaction. Identifiable assets and liabilities, and contingent liabilities acquired by way of business combination are measured upon the initial recognition at their fair value as at the purchase date regardless of any minority interests. Any surplus of the cost of acquisition over the fair value of the Group's share of identifiable, acquired net assets is recognized as goodwill. If the cost of acquisition is lower than fair value of the Group's share of net assets of the acquired subsidiary, the difference is directly recognized in the income statement.

Financial statements of subsidiaries are adjusted, if necessary, in order to unify the subsidiaries' accounting policies with the Group's accounting policies.

Internal transactions within the Group, balances and unrealized gains arising from transactions between the Group's enterprises are eliminated. Unrealized losses are also eliminated unless a transaction causes impairment of a transferred asset.

Value of interests held by the parent and other consolidated enterprises in subsidiaries that represents the share of the parent and other consolidated enterprises of the Group in subsidiaries as at the date of taking control over the subsidiaries, is eliminated, too.

2. Associates

Associates include all enterprises under significant influence of the Group but not under the Group's control, i.e., usually the group holds 20% to 50% of associates' voting power. Investments in associates are recognized under the equity method and are initially recognized at cost.

The Group's investments in associates include goodwill (less cumulated impairment losses) as at the acquisition date.

If the Group's share of gains and losses of an associate is equal or higher than its interests in the associate, including other unsecured receivables, the Group does not recognize any additional losses, unless it established liabilities or effected payments for the associate.

Unrealized losses from transactions between the Group and its associates are eliminated to the amount of the Group's interest in the associates. Financial statements of associates were adjusted, if necessary, in order to unify the associates' applicable accounting policies with the Group's accounting policies.

Gains and losses from transactions between the Group and an associate are excluded from consolidation to the amount of the Group's interest in the associate's equity.

3. Foreign currency transactions

3.a. Functional and reporting currency

All financial statement items of particular Group's enterprises are recognized using the currency of the main economic environment of the Company (i.e., using the "functional currency"). Consolidated financial statements are prepared in PLN, i.e., the reporting and functional currency of the Group.

3.b. Transactions and balances

Foreign currency transactions are translated to the functional currency using exchange rates applicable on transaction dates, by applying the following methodology:

(i) Sales of foreign currency and payment of receivables – at foreign currency purchase rate applicable by the bank rendering its services to the Group;

(ii) Purchase of foreign currency and payment of liabilities – at foreign currency sales rate applicable by the bank rendering its services to the Group;

(iii) Other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Positive and negative exchange differences resulting from the settlement of foreign currency transactions and translation of monetary assets and liabilities at exchange rates as at the end of the year are recognized in the income statement.

4. Property, plant and equipment

As at the date of initial recognition in accounting books, property, plant and equipment are measured at cost. Property, plant and equipment obtained gratuitously are measured at the net selling price of the same or a similar non-current asset.

As at the balance sheet date, property, plant and equipment are measured at cost, less accrued depreciation charges and impairment losses.

Acquired titles to perpetual usufruct of land are reported at cost less depreciation charges calculated on the basis of the term of the agreement for perpetual usufruct.

Titles to perpetual usufruct of land acquired from the local administration authorities gratuitously as a result of administrative decisions are recognized in the consolidated financial statements at fair value, on the basis of an expert's valuation. These titles are depreciated throughout the term of agreement, i.e. for the maximum period of 99 years. The substantiation to the applied approach is provided in note 1.2.1 to the consolidated financial statements.

Under IFRS 1 also land was measured on the basis of an expert's valuation.

Costs of disassembly, removal of an asset item and restoration to the initial condition of a location where the asset was located are recognized at the carrying amount of the non-current asset.
Costs of major service operations of tangible assets are recognized at the carrying amounts of the appropriate tangible assets and are depreciated over the period of the service frequency.

Consequent expenditures are recognized at the carrying amount of the given tangible asset or as a separate tangible asset (if appropriate) only if it is probable, that the Group will derive economic benefits from the item, and cost of an appropriate item can be reliably measured. All other expenses related to repair and maintenance are recognized in the income statement for the financial year, during which they were incurred.

With regard to tangible assets purchased after October 20, 2004, if part of a tangible asset is replaced, cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is eliminated from the balance sheet regardless, if it was depreciated, and it is recognized in the income statement.

Borrowing costs incurred for the purposes of construction of new, and reconstruction of existing, hotel buildings are not capitalized but recognized directly in the income statement at the moment at which they were incurred.

Costs of servicing liabilities incurred to finance tangible assets in progress and related exchange differences, less income from exchange differences, are recognized directly in the income statement at the moment at which they were incurred.

Depreciation commences at the date when an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance IFRS 5 or eliminated from a balance-sheet.

Gains and losses from the disposal of tangible assets amounting to the difference between income from the sale and the carrying amount of the disposed tangible asset are recognized at the income statement.

Tangible assets in progress are measured at cost. In the event a tangible asset in progress is found to have impaired, a write-down is made to equalize its value with the net selling price or, in the event of absence of such a price, to fair value determined otherwise.

Land is not depreciated. Other assets components are depreciated on a straight-line basis throughout the estimated useful life of an asset, i.e.
Buildings and structures – from 10 to 50 years,
Civil and marine engineering constructions – from 5 to 22 years,
Machines and appliances – from 3 to 20 years,
Means of transport – from 4 to 5 years,
Tools, devices and equipment – from 5 to 15 years.

5. Intangible and legal assets

5.1. Goodwill

Goodwill is the excess of cost of acquisition over fair value of the Group's share of identifiable net assets, liabilities and contingent liabilities of acquired company as at the date of acquisition. Goodwill is annually tested for impairment and recognized in the balance sheet at cost less impairment losses. Possible impairment is recognized in the income statement and is not subject to reversal in subsequent periods.

Gains and losses from disposal of a subsidiary or associate include the carrying amount of goodwill related to the enterprise sold.

Goodwill is not amortized but is annually tested for impairment and whenever there occur indications that the enterprise to which goodwill is attributed may have impaired, write-downs are made.

5.2. Other intangible and legal assets

Other intangible and legal assets reported in the financial statements were measured at cost, net of cumulated depreciation charges calculated in accordance with rates reflecting their useful life and net of impairment losses.

All costs incurred in order to create a component of intangible and legal assets in connection with the process of construction of new, and reconstruction of existing, hotel buildings are recognized in the income statement at the time at which they were incurred.

The method of amortization/depreciation as well as the annual rate of amortization/depreciation reflecting the anticipated useful life of a given assets component are determined as at the date of acquisition of a component of intangible and legal assets and property plant and equipment.

6. Impairment of assets

Assets of unspecified useful life are not depreciated and are annually reviewed for impairment if there are events or circumstances that indicate that the carrying amount may not be recoverable. Depreciated assets are reviewed for impairment if there are events or circumstances that indicate that the carrying value may be impossible to be recovered. Impairment provision is recognized at the amount of excess of the carrying amount over the recoverable amount.

Property, plant and equipment is tested for impairment by way of testing individual cash-generating units. Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36. Results of an impairment test are calculated by applying the EBITDA value (i.e. operating profit before depreciation charges for individual cash-generating units). The established EBITDA value is further multiplied depending on the

(all amounts are quoted in PLN thousand, unless specified otherwise)

hotel's brand and its geographic location with due regard for the principle that the relevant coefficient cannot exceed:

Brand	The capital	Large cities	Other towns
Sofitel	10.5	9.5	9
Novotel/Mercure	9	8.5	8
Ibis	8.5	8	7.5

The coefficient is subject to adjustment depending on the condition of the entire economy, which has an impact on results attainable at the hotel market. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5.

The amount thus established is weighed against the income that could be generated in the case of sale of each of the cash-generating units, based on minimum market prices of hotel rooms, defined as 80% of the value of similar hotels on the French market, and against the carrying amount of all property, plant and equipment belonging to the cash-generating unit. If the market value proves to be higher than the amount representing the performance of a given hotel, impairment is ruled out. In an opposite case, if the carrying amount is higher than a multiple of EBITDA, an impairment loss is calculated up to the value of the said coefficient.

A similar method is applied for measurement of investment property, however, the coefficient applied in such a case is additionally adjusted depending on the remaining term of validity of the lease contract, according to the following formula:

Remaining term of validity of the lease contract	Impact on the coefficient
0 – 7 years	ad hoc
7 – 10 years	-1.5
10 – 15 years	-1.0
More than 15 years	-0.5

In order to perform a test for impairment by applying the EBITDA method, the following hotels are excluded from the test: hotels that were refurbished in the last 3 years and hotels that – as at the test date - have been in operation for less than 3 years, or in the last 3 years underwent substantial modernization that resulted in the limitation of hotel's operating activities.

Possible impairment or reversal of an impairment loss is recognized directly in the income statement. The net book value of property, plant and equipment and investment property arising from the reversal of an impairment loss should not exceed the amount determined (in a net amount less depreciation) if there had been no impairment loss.

7. Leases

Lease is classified as finance lease where terms and conditions of an agreement transfer substantially all the risks and rewards incident to ownership of an asset to the lessee. Lease under which a substantial part of risks and rewards incident to ownership are borne by the lessor (the financing party) is an operating lease.

7.1. Finance lease

Assets used under a finance lease are treated as assets of the Group Companies and measured at their fair value at the date of the inception of the lease, not higher however than the present value of minimum lease payments.

Lease payments are divided between finance costs and decreases of the balance of lease liabilities so that the rate of interest on outstanding liability remains fixed. Finance cost is recognized directly in the income statement.

Tangible assets used under a finance lease are depreciated in accordance with principles of depreciation of non-current assets of Group Companies for a shorter of the two periods: useful life of an asset or lease term.

In the event assets are transferred to be held under finance lease, the current amount of lease payments is recognized in receivables.

7.2. Operating lease

Lease payments under an operating lease are recognized as expenses in the income statement on a straight-line basis throughout the term of the lease.

Rewards due and received as an incentive to execute an operating lease are recognized in the income statement on a straight-line basis throughout the term resulting from the lease.

Where specific terms of the lease indicate that lease payments will be calculated progressively throughout the term of the lease, annual payment installments are linearized.

8. Investment property

Investment property is property treated as a source of income from rentals (other than related to core business operations of Group Companies) or held for expected capital appreciation. Investment property is initially recognized at cost including transaction costs. As at the balance sheet date the Group measures investment property at historical cost less depreciation charges and impairment losses, if any.

9. Other long-term investments

Other long-term investments include assets acquired by the Group to derive economic benefits, i.e. presently this item comprises of works of art. As at the date of acquisition, other long-term investments are recognized at cost of acquisition or at purchase price, if the costs of execution and settlement of transaction are insignificant.

As at the balance sheet date, long-term investments are substantially measured at the level of market price determined by way of an estimate of an independent expert, however, as regards works of arts, their value is determined on the basis of specialist catalogues.

10. Inventories

As at the date of acquisition of components of tangible current assets are measured at the weighted average cost comprising of cost of purchase, costs of conversion and other costs incurred in bringing tangible inventories to their present location and condition. The weighted average purchase price is applied to measure the use-up of materials, raw materials and packaging.

In the reporting period, goods in hotel shops are measured at recorded price determined at the level of retail price comprised of purchase price, trade margin and output VAT. As at the balance sheet date, the value of inventories is adjusted for VAT and deviations in the trade margin to equalize the value of goods with the purchase price.

As at the balance sheet date, tangible current assets are recognized either at the purchase price or at the net selling price, whichever is lower. The net selling price is the estimated selling price obtainable in ordinary operations, less relevant variable cost of sales.

If an event resulting in an impairment of inventories occurs in the financial year, impairment losses are made. If there exist indications of impairment, the book value of an asset is brought to a new recoverable amount (higher of the net selling price or value in use). Such a reversal of an impairment loss is recognized in the income statement.

11. Receivables and liabilities

Receivables and liabilities, save for those resulting from financial instruments and extended credits and loans, are measured as at the date of entry into accounts at fair value, net of impairment losses made at a later date.

Subsequently, they are measured at their amortized cost, by applying the effective interest rate, including impairment losses. Impairment losses of receivables are recognized if there is objective evidence that the enterprise will not be able to recover all overdue amounts. The amount of the loss is calculated as the difference between the carrying amount of the asset and the current value of estimated, future cash-flows, discounted by the effective interest rate. The loss is recognized as expenses in the income statement.

Trade and other liabilities are recognized at the payable amount.

12. Liabilities under interest bearing borrowings

Liabilities under interest bearing borrowings are initially recognized at fair value of obtained funds corresponding to the cost, net of incurred transaction costs. Subsequently, interest bearing borrowings are

recognized at amortized cost, while the difference between proceeds from the transaction (less transaction costs) and the redemption cost is recognized in the income statement throughout the term of loan agreement by applying the effective interest method.

Loans are classified as current liabilities unless the Group has unconditional right to defer the liability for a period of at least 12 months after the balance sheet date.

13. Financial instruments

13.1. Financial assets and liabilities recognized at fair value through the income statement

Financial assets recognized at fair value in the income statement include:

1 Financial assets held for trading. A component of financial assets is classified under that category if it was acquired predominantly to be sold over a short period of time,
2 Financial assets identified at the time of their initial recognition as measured at fair value through the income statement,
3 Derivative instruments (unless they are hedging instruments).

Assets of that category are classified as current assets, if they are held for trading or if they are expected to be recovered within 12 months as from the balance sheet date. The Group classifies investments in securities to that category.

As at the date of entry into accounting books, financial assets measured at fair value through the income statement are measured at purchase price adjusted for transaction costs. These items are measured at fair value as at the balance sheet date.
Gains and losses from changes in fair value of financial assets held for trading are recognized in the income statement, in the part devoted to financing activities of the period.

13.2. Assets held to maturity

Assets held to maturity are non-derivative financial assets with fixed or determinable payments and fixed maturity that a company has the positive intent and ability to hold to maturity.
Assets are initially recognized at the transaction date and at fair value plus transaction costs.
As at the balance sheet date, assets are measured at amortized cost by applying the effective interest method.

13.3. Loans and receivables originated by the company

Loans and receivables originated by the company are non-derivative financial assets with fixed or determinable payments, not listed on the active market, other than those classified as held for trading or available for sale.
As at the date of entry into accounts, these assets are measured at fair value plus transaction costs.
As at the balance sheet date, these items are measured at amortized cost by applying the effective interest method.

13.4. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified as assets held for trading, loans and receivables originated by a company and assets held to maturity.

As at the date of entry into accounts, these assets are measured at fair value, while as at the balance sheet date they are measured at fair value plus transaction costs including impairment losses, are recognized directly in the revaluation capital.

Available-for-sale assets include interests and shares in companies, other than subsidiaries and associates, not listed on the active market, that represent short-term or long-term assets. When it is not possible to determine their fair value, these assets are measured at cost, net of impairment losses, and effects of measurement are recognized in the financial result.

13.5 Derivatives

Derivative instruments are recognized at the time Companies become a party to a binding agreement.
The Group avails itself of derivative instruments to reduce the risk related to changes in exchange rates.
These instruments do not represent hedging instruments.
As at the balance sheet date, derivative instruments are measured at fair value. Derivative instruments whose fair value exceeds zero are treated as financial assets, while instruments with a negative value – as financial liabilities.

Gains and losses from derivative instruments are recognized respectively in finance cost or income, and as cash flows from operating activities in the cash flow statement.

13.6 Embedded derivatives

Embedded derivatives are terms arising from an executed contract with the effect that all or some of cash flows generated under the contract vary in a similar way to a stand-alone derivative. They represent part of the so-called host contracts.
Embedded derivatives should be separated from the host contract only if:

- the economic characteristics and risks of the host contract and of the embedded derivative are not completely related,
- a separate instrument with the same characteristics as the embedded derivative would meet the definition of a derivative, and
- the embedded instrument is not measured at fair value, with changes in fair value being reported in profit or loss.

Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for that type of transaction (USD, EUR).

14. Cash and cash equivalents

Cash and cash equivalents comprise of cash on hand and demand deposits, other short-term liquid investments with maturity of one month.

Cash and cash equivalents are recognized in the balance sheet at fair value. Cash and cash equivalents comprise of cash on hand and demand deposits, other short-term liquid investments with maturity of three months or lower and overdrafts. In the balance sheet, overdrafts are recognized as credits under current liabilities

15. Income taxes

Income tax on profit or loss for the financial year comprises current and deferred income tax.
Income tax is recognized in the income statement, save for amounts that were directly recognized in equity, when income tax is reported in equity.

15.1 Current income tax

The current portion of income tax is the anticipated amount of income tax on taxable profit for a given year, calculated on the basis of tax rates applicable as at the balance sheet date, along with any tax adjustments for preceding years.

15.2 Deferred income tax

Deferred income tax assets are determined in respect of all negative temporary differences in the amount in which the generated taxable income is likely to allow for the use of the above assets.
The main factors that affect the occurrence of negative temporary differences are as follows:

- applying tax depreciation rate which is lower than the rate applied for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses as well as accrued expenses which are certain to generate a tax cost at the time of their use,
- write-downs of assets that have already been made, but in the future would reduce the taxation base.

The balance sheet value of a deferred tax asset is reviewed as at each balance sheet date and, in the event expected future tax gains are not sufficient to realize a part or entire assets component, is reduced accordingly.

The deferred income tax liability is recognized in respect of all positive temporary differences in the amount equal to the income tax payable in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of the deferred income tax assets and liability is determined, as at the balance sheet date, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on income and expenses posted directly to equity is also posted to that equity.

16. Employee benefits

16.1 Pension liabilities

Group Companies run exclusively defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group does not have a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits acquired by employees in the current period and in preceding years.

Under the defined contribution plan, the Group pays mandatory contributions to pension insurance plans under public administration. Following the payment of determined contributions, the Group does not have any additional obligations. Contributions are recognized as costs of employee benefits at the time of their maturity.

16.2 Termination benefits

Severance pays are disbursed at the moment of termination of employment before a normal date of retirement or if an employee accepts terms of voluntary redundancy in exchange for those benefits. The Group reports termination benefits, if it has an explicit obligation to: terminate employment with present employees in accordance with a detailed formal plan without possibility of withdrawal, or provide benefits for termination of employment with present employees as a result of an offer made in order to encourage voluntary redundancy. Where benefits fall due more than 12 months after the balance sheet date they are discounted to the present value.

16.3 Jubilee awards and retirement severance pays

Provision for jubilee awards and retirement severance pays payable under Article 92 of the Labor Code and collective agreements are set up in an amount determined by an actuary. The provision is revalued annually.

17. Provisions

Provisions are set up when Group Companies have a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will occur to meet that obligation and the amount of the outflow may be reliably assessed.
Provisions are classified depending upon the reason for which they were set up; the following groups may be distinguished:

- provisions for liabilities, in particular losses from economic transactions in progress, including issued guarantees and sureties, credit operations, effects of pending litigation and for provisions for retirement severance pays and similar benefits,
- restructuring provisions.

Provisions are set up on the basis of Management Board's decision. Restructuring decisions require an approved restructuring plan.

No provisions are set up for future operating losses.

Provisions are set up in a justified and reasonably assessed amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.

Changes in provisions are recognized directly in current profit or loss, in other operating expense/income.

If there are a number of similar liabilities, probability of the necessity of spending funds to settle them is measured for the whole group of similar liabilities. The provision is recognized even, if probability of spending funds for one of the items from the group is low.

Provisions are measured at their present value of costs, as estimated in accordance with the best knowledge of the Company management, that have to be incurred to settle the current liability as at the balance sheet date. The discount rate used to measure the current value reflects the current market price of cash at the time and risk related to the particular item of liabilities.

18. Contingent assets and liabilities

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of Group Companies, or
- a present obligation that arises from past events but is not recognized because:
  - an outflow of benefits to settle that obligation is not likely,
  - the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of Companies.

19. Equity

The share capital of the Group comprises the share capital of Orbis S.A. recognized at the value laid down in Articles or Statutes and entered in the court register appropriately adjusted to reflect effects of hyperinflation.

Reserves comprise of the share premium account as well as the effects of measurement of available-for-sale financial assets.

Other capitals include predominantly exchange differences that arose on consolidation.

20. Retained earnings

Retained earnings comprise of profit/loss from past years at the Group's disposal and the net financial result from current year and effects of fair value measurement of property, plant and equipment and investment property.

21. Recognition of income

Sales are recognized at fair value of received or due payments, less tax on goods and services, rebates, discounts and other taxes related to sales as well as net of intra-group sales. Income is recognized in the following manner:

- Sales of services are recognized in the period when the services were rendered based on the progress of particular transactions determined on the basis of actually performed works in comparison with the whole scope of planned services.
- Sales of other products are recognized at fair value of received or due payments less discounts, tax on goods and services and other sales taxes.
- Interest income is recognized on the accrual basis using the effective interest rate, if the receipt of income is not doubtful.

Dividend income is recognized upon acquisition of the right to receive payments.

22. Finance cost

Finance cost include credit interests, negative exchange differences and losses from hedging instruments recognized in the income statement.

All interests and other incurred costs related to credits are recognized as finance cost in the income statement when they are incurred. Interests element of payments related to a finance lease is recognized in the income statement under the method of effective interest rate.

23. Net financial result

In the Orbis Group, the net financial result is an outcome of:

a) operating profit (loss):

- gross profit (loss) on sales – profit (loss) from basic operating activities,
- profit (loss) on other operating activities,

b) financial operations and investments,
c) obligatory charges on the financial result in the form of the income tax paid by the Group Companies and equivalent payments due by virtue of separate regulations,
d) profit (loss) on discontinued operations.

Result on basic operating activities constitutes a difference between income and expense related to the basic operating activities of the Group Companies.

Result on other operating activities represents a difference between income and expense indirectly relating to operating activities of companies.

Current income tax encumbering the profit (loss) of the reporting period is determined in the amount of output tax, arising from a tax return form for the current period. In accordance with Polish regulations, in 2005 Companies calculate the corporate income tax liability at the rate of 19% of taxable income.

Deferred income tax encumbering the financial result of the reporting period represents a change in deferred income tax assets and provisions resulting from events included in the financial result of the period.

24. Payment of dividend
Payments of dividends to shareholders (including minority shareholders in the case of dividends of subsidiaries) are recognized as liabilities in the Group's financial statements for the period, whey the dividends were authorized by company shareholders.

The following financial statements present the figures following distribution of profit of the parent approved by the General Meeting of Shareholders.

25. Segment reporting
The Orbis Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format.
The company is organized and managed in accordance with the division into segments corresponding to products offered. Each of the segments represents a strategic business entity that offers different products and renders services to different markets.

For the purposes of **business segment reporting**, the following business segments have been identified:
- hotels with restaurants – provision of hotel and food & beverage services along with ancillary services,
- tourism – organization and servicing of domestic and international tourism, congresses, gatherings and conferences as well as agency services in the area of booking and sale of carriage documents for Polish and foreign carriers in domestic and international travel,
- transport – domestic and international transport services, transport of passengers, rental and lease of vehicle fleet and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

Business segments have been identified on the basis of the core business operations of the Companies of the Orbis Group according to the Polish Classification of Business Activity (PKD).

Segment revenue is revenue from sales to external customers or from inter-segment transactions reported in the income statement that is directly attributable to a given segment, as well as a portion of revenue that can be allocated to the segment on a reasonable basis.
Segment revenue includes in particular:
- sales revenues,
- other related operating income.

Segment expense is expense resulting from operating activities of a segment that is directly attributable to the segment, and the portion of other expense that can be allocated to the segment on a reasonable basis.
Segment expenses include in particular:
- costs of products and goods sold,
- distribution expenses,
- other related operating expense.

(all amounts are quoted in PLN thousand, unless specified otherwise)

Segment result is a difference between segment revenue and segment expense. It represents the operating profit before the inclusion of costs of the head office, interest income or expense, income tax, extraordinary items, gains or losses from investments, revenue and expense of associated companies and joint ventures consolidated by the equity method as well as prior to the deduction of minority interest.

Segment assets represent assets posted to operating activities and:
- employed by a segment in its operating activities,
- are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Segment assets do not include assets resulting from income tax nor assets used in the general operations of a company.

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Inter-segment transaction prices are fixed in accordance with market rules.

Companies of the Orbis Group have adopted the criterion of geographic location of their customers for the purposes of identification of **geographical segments**.
The following segments have been identified within the framework of geographical segment reporting:
- Poland,
- Europe (excluding Poland),
- Asia,
- North America.

2.2 INTERIM INFORMATION

Seasonal character of sales is typical for a hotel business. Sales of products in the 1st semi-annual period of 2005 amounted to 50% of the total 2004 sales. The percent share of sales generated in the 1st semi-annual period of the preceding year in the total 2004 sales amounted to 46%.

The current income tax is calculated monthly based on the current financial data in accordance with Polish provisions of law.

Costs that are incurred unevenly during the enterprise's financial year are anticipated or deferred for interim reporting purposes if, and only if, it is also appropriate to anticipate or defer that type of cost at the end of the financial year.

2.3 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

The Group's Management Board estimates that particular, newly published accounting standards applicable for reporting periods from 2006, i.e., IFRS 6 („*Exploration for and Evaluation of Mineral Resources*"), and IFRIC 5 („*Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*"), will have no impact on the Group's financial statements and financial standing.

IFRIC 4 („*Determining whether an Assets Contains a Lease*") will apply to reporting periods from 2006. Recommendations related to the above-mentioned interpretation will be applied in 2006 financial statements. It is not expected that it will have an impact on set assumptions.

2.4 SIGNIFICANT ESTIMATES AND ASSUMPTIONS

Assessment and estimates are constantly reviewed. They are based on the current experience and other factors, including forecast events that under the current circumstances seem reasonable.

Significant accounting assessments and estimates

(all amounts are quoted in PLN thousand, unless specified otherwise)

The group develops estimates and makes assumptions concerning its future. By definition, developed accounting estimates are rarely consistent with actual results. Subject matter of estimates that bear a significant risk that significant adjustments of the carrying amount of assets and liabilities will have to be made during a financial year include:

(a) Estimated impairment of goodwill
The Group annually tests goodwill for impairment in accordance with the accounting policy described in note 2.2.1.6. The recoverable amount of cash-generating units is determined based on the calculated value in use measured under the coefficient method, as described in note 2.2.1.7.

(b) Estimated impairment of non-current assets and investment property
The methodology applicable by the Group with regard to impairment of non-current assets is described in note 2.2.1.7.

2.5 EXPLANATIONS RELATED TO THE TRANSITION TO IFRS

Financial statements for 2005 are for the first time prepared in accordance with IFRS. The following data have to be disclosed during the year in which IFRS standards were applied for the first time. Financial statements for the year ended December 31, 2004 were the last financial statements prepared in accordance with the Accounting Act. Therefore January 1, 2004 is deemed the date of transition to principles consistent with IFRS.

On February 10, 2005, the Extraordinary General Meeting of Orbis S.A. Shareholders was held. It passed the resolution on preparation of financial statements of the Orbis Group in accordance with International Financial Reporting Standards (IFRS) from January 1, 2005.

The Group applied IFRS for the first time in financial statements for 1st quarter 2005, i.e. January 1, 2004 was the date of transition to IFRS. The financial statements as at December 31, 2005 will be the first annual consolidated financial statements of the Group prepared in compliance with IFRS.

2.5.1. APPLICATION OF EXEMPTIONS UNDER IFRS 1

The consolidated financial statements for the 1st semi-annual period of 2005 factor all mandatory exemptions, moreover a decision was taken to benefit from the following exemptions from the application of individual IFRS.

1. Business combinations

Intra-group combinations effected before January 1, 2005, i.e. the date of transition to IFRS, were not restated in accordance with the requirements of IFRS 3 Business combinations – an permissible exception.

2. Fair value as deemed cost

In accordance with the decision of the Management Board of Orbis S.A. the opening balance of some property, plant and equipment items (and in particular perpetual usufruct of land and land acquired gratuitously) and investment property as at January 1, 2004, was determined by applying the measurement at fair value deemed as cost.

The following notes explain the impact of adjustments related to the differences between the previously applicable accounting standards and IFRS on comparable figures, i.e., for 6 months ended June 30, 2004 and for the year ended December 31, 2004, and write-down of these adjustments.

(all amounts are quoted in PLN thousand, unless specified otherwise)

2.5.2 RECONCILIATION OF BALANCE SHEET AS AT JANUARY 1, 2004 (DATE OF TRANSITION TO PRINCIPLES CONSISTENT WITH IFRS)

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Fixed Assets		**1 624 848**	**398 439**	**2 023 287**
Property, plant and equipment	1	1470 653	304 295	1774 948
Intangible assets, of which:	2	118 220	(6 577)	111 643
- goodwill		109 735	(2 483)	107 252
Investments in an associated company consolidated by the equity method		3 689		3 689
Available-for-sale financial assets		3 982		3 982
Other financial assets		13 643		13 643
Investment property	3	0	46 130	46 130
Other long-term investments	4	567	34	601
Deferred tax assets	6	14 094	54 557	68 651
Current Assets		**153 888**	**(17 266)**	**136 622**
Inventories		14 091		14 091
Trade receivables		39 700		39 700
Income tax receivables		7 802		7 802
Other short-term receivables		23 249		23 249
Other short-term investments	5	17 266	(17 266)	0
Financial assets at fair value through profit or loss		1 302		1 302
Cash and cash equivalents		50 478		50 478
Total Assets		**1 778 736**	**381 173**	**2 159 909**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 224 081**	**330 967**	**1 555 048**
Share capital	10	92 154	425 600	517 754
Reserve capitals		133 385		133 385
Other reserve capitals		0		0
Retained earnings	7	988 315	(94 623)	893 692
Minority interests	8	**10 227**	**(10)**	**10 217**
Long term liabilities		**385 392**	**50 206**	**435 598**
Credits and loans		304 438		304 438
Deferred tax	10	14 550	50 911	65 461
Other non-current liabilities		12 255		12 255
Provision for retirement benefit and alike		33 869		33 869
Provisions for liabilities	9	20 280	(705)	19 575
Short term liabilities		**169 263**	**0**	**169 263**
Credits and loans		42 077		42 077
Trade payables		45 710		45 710
Other current liabilities		69 612		69 612
Provision for retirement benefit and alike		6 597		6 597
Provisions for liabilities		5 267		5 267
Total equity and liabilities		**1 778 736**	**381 173**	**2 159 909**

(all amounts are quoted in PLN thousand, unless specified otherwise)

Additional information to reconciliation of equity as at January 1, 2004.

1. Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	278 562
Adjustment concerning capitalisation of borrowing costs and translation differences	(11 391)
Impairment of tangible fixed assets	(298 139)
Revaluation of fixed assets to the fair value	344 327
Amortization of titles to perpetual usufruct of land	(1 604)
Reclassification of assets from fixed assets to investment property	(7 460)
TOTAL	**304 295**

Revaluation as deemed cost
Tangible assets acquired prior to the end of 1996, i.e. in the period of hyperinflation, and were not fully depreciated as at the date of transition to IFRS were revalued by applying hyperinflation indexes in accordance with IAS 29. Orbis S.A. reversed the revaluation made by applying specific price growth indexes as at September 30, 1994 as they were deemed as incompliant with IAS 29. Subsequently, a revaluation with the use of indexes of the Central Statistical Office (GUS) was made for the period starting from the date of acquisition of property, plant and equipment components until December 31, 1995. As a result of the hyperinflationary revaluation made, the net value of property, plant and equipment grew by PLN 278,562 thousand as at January 1, 2004 against the value reported in the financial statements prepared in accordance with formerly applicable standards, the financial result for 6 and 12 months of 2004 decreased by PLN 5,329 thousand and by PLN 6,984 thousand, respectively.

Exchange differences and borrowing costs
Pursuant to the Accounting Act, the Company included the costs of servicing the liabilities incurred to finance the acquisition/manufacture of tangible assets and related exchange differences, less income from such differences, in the cost of tangible assets. For the purposes of IFRS, the Company has opted to recognize borrowing costs in the income statement in the period in which they were incurred. Therefore, adjustments of tangible assets were made as at January 1, 2004 in correspondence with the Company's retained earnings, thus decreasing the net value of tangible assets by PLN 11,391 thousand. Furthermore, the entire amount of interest and exchange differences capitalized in 2004 was adjusted in correspondence with the borrowing costs and depreciation costs.

Impairment
In accordance with IAS 36, the Company considered whether, as at the date of transition to IFRS, there exist, or not, indications that an impairment of property, plant and equipment may have occurred. Since the Company found out that indications that an impairment of property, plant and equipment may have impaired exist, the Company tested cash-generating units to which these assets belong for impairment and made a write-down according to the Group's methodology.

Fair value measurement of land and titles to perpetual usufruct of land
As at the of transition to IFRS, the Company made fair value measurement of land and titles to perpetual usufruct of land, acquired gratuitously on the basis of an administrative decision, previously disclosed at the value determined in accordance with prices specified in first decisions of local administration authorities, constituting the basis for the calculation of an initial fee for the use of this land, and recognized this amount as deemed cost. The fair value of land and titles to perpetual usufruct of land was determined on the basis of a valuation performed by an independent expert. This resulted in an increase of the value of land by PLN 351 thousand, and the value of titles to perpetual usufruct of land by PLN 343,976 as at January 1, 2004. The adjustment was recognized in retained earnings.

Depreciation of perpetual usufruct of land
In accordance with previously applied accounting standards, acquired titles to perpetual usufruct of land were not depreciated. Presently, depreciation has been calculated for these titles, taking into account the their estimated useful life.

(all amounts are quoted in PLN thousand, unless specified otherwise)

2. Intangible assets

Initial fee for the affiliation with a hotel network

In accordance with previously applicable accounting standards, the value of initial fees for the affiliation with a hotel network, contributed under license agreements, was reported as intangible and legal assets and amortized with the use of amortization period convergent with the end of the term of these agreements. Adopting the criteria of identifiablity of assets laid down in IAS 38, these fees were deemed not to meet the requirements that are necessary for them be recognized as an intangible and legal asset and they were directly classified as expenses. As a result of the adjustment made, as at January 1, 2004 the net value of intangible and legal assets went down by PLN 4,094 thousand, against the value reported in the financial statements prepared in accordance with previously applicable standards, the financial result for 6 and 12 months went up by PLN 864 thousand and by PLN 117 thousand, respectively.

The Capital Group has written off a goodwill in PBP Orbis Sp. z o.o. in the amount of PLN 2,483 thousand because it was decided that previously used amortisation rates were not correct.

3. Investment property

The Capital Group analyzed real property held in terms of the manner of use. Where real property was found to be a source of income from rentals or that it will be held for capital appreciation, or both, such real property previously classified as a tangible asset was now classified as an investment property under IAS 40 Investment Property. For the purposes of measurement of such real property, the Capital Group has chosen the same method as in the case of tangible assets (measurement at cost less depreciation charges and impairment losses).
Adjustments related to investment property is presented below:

Reclassification of investment property from other short term investments	18 554
Calculation of depreciation	(6 962)
Revaluation for hyperinflation of investment property	6 273
Revaluation of land and titles to perpetual usufruct of land to fair value	21 293
Revaluation of investments rented	(488)
Reclassification of buildings and titles to perpetual usufruct of land from fixed assets to investment property	7 460
TOTAL	**46 130**

Previously, the Capital Group Orbis recognized real property and titles to perpetual usufruct of land held for sale as other short-term investments. These investments were recognized at cost. Presently, they are recognized as investment property at cost, net of depreciation charges and impairment losses, which were lower than calculated depreciaiton. In that connection, depreciation on that real property was calculated in correspondence with the Group's retained earnings, thus decreasing the value of real property by PLN 6,962 thousand.

Investment property acquired prior to the end of 1996, i.e. in the period of hyperinflation, and were not fully depreciated as at the date of transition to IFRS, were revalued by applying hyperinflation indexes. Orbis S.A. made a revaluation by applying indexes of the Central Statistical Office (GUS) for the period starting from the date of acquisition of an investment property until December 31, 1996. As a result of the hyperinflationary revaluation made, the value of investment property grew by PLN 6,273 thousand as at January 1, 2004 against the value reported in the financial statements prepared in accordance with formerly applicable standards, the financial result for 6 and 12 months of 2004 decreased by PLN 261 thousand and by PLN 522 thousand, respectively.

The Capital Group Orbis measured titles to perpetual usufruct of land related to investment property that were acquired gratuitously on the basis of an administrative decision at fair value. Fair value of titles to perpetual usufruct was determined on the basis of a valuation of an independent expert. The Management Board's approach concerning the issue of presenting in the balance sheet the titles to perpetual usufruct of land acquired gratuitously is presented in the note 1.2.1 of the semi annual consolidated financial statements as at June 30, 2005. This resulted in an increase of the value of titles to perpetual usufruct of land by PLN 21,293 thousand as at January 1, 2004. The adjustment was recognized in retained earnings.

Reclassification of real property from tangible assets did not affect the value of equity and amount of retained earnings.

(all amounts are quoted in PLN thousand, unless specified otherwise)

4. Other long term investments

Reclassification of works of art from short-term investments to long-term investments where are other similar assets are reported.

5. Other short-term investments

Adjustments related to other short-term investments are presented below:

Reclassification from short-term investments to investment property	(18 554)
Reclassification from short-term investments to other long-term investments	(35)
Reversal of a write-down of short-term investments	1 323
TOTAL	**(17 266)**

6. Deferred tax assets

The above adjustments increased deferred tax assets in the following manner:

Adjustment concerning capitalisation of borrowing costs and translation differences	2 164
Impairment of fixed assets	52 041
Withrawal of measurement of short-term investments	(251)
Adjustment concerning initial fee for affiliation with a hotel brand	603
TOTAL	**54 557**

7. Share capital – translation of equity by applying hyperinflation indexes

Pursuant to IAS 29 Financial Reporting in Hyperinflationary Economies (IAS 29.24) components of equity (save for retained earnings and any revaluation surplus) were restated by applying a general price index from the dates the components were contributed, and for the period in which Polish economy was a hyperinflationary one, i.e. for the period until December 31, 1996. As a result of translations made, the share capital increased by PLN 425,600 thousand. The effect of translation of relevant components of equity by applying inflation indexes was recognized in retained earnings. This translation does not impact the aggregate value of equity as at the date of transition to IFRS and subsequent balance sheet dates.

8. Retained earnings

Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation of equity	(425 600)
Revaluations for hyperinflation	284 835
Adjustment concerning capitalisation of borrowing costs and translation differences	(11 391)
Impairment of tangible fixed assets and investment property	(298 627)
Revaluation of fixed assets to the fair value	365 619
Amortization of titles to perpetual usufruct of land	(889)
Calculation of depreciation of assets reclassified from short-term investments	(6 962)
Adjustment concerning initial fee for affiliation with a hotel brand	(4 094)
Write-down of goodwill in the company PBP	(2 483)
Withdrawal of impairment of short term investments	1 323
Tax effects of above changes	3 646
TOTAL	**(94 623)**

9. Minority shareholders

Adjustments of shareholders' equity brought about by changes in accounting policies in subject of depreciation of perpetual usufructs of lands, resulted in a decline in the equity of minority shareholders by PLN 10 thousand.

(all amounts are quoted in PLN thousand, unless specified otherwise)

10. Provisions for liabilities

Adjustment of short-term provisions for liabilities arising from a change in the method of recognition of initial fees for affiliation with a hotel network.

11. Provision for deferred income tax

The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluation for hyperinflation	54 116
Revaluation of fixed assets to the fair value	(1 701)
Withdrawal of a temporary difference on depreciation of short-term investments	(1 329)
Adjustment concerning initial fee for affiliation with a hotel brand	(175)
TOTAL	**50 911**

2.5.3 RECONCILIATION OF FINANCIAL RESULT FOR 2003

A change in the applied accounting policies did not affect the Group's financial result. In accordance with IFRS, items previously reported as extraordinary items were reclassified to other operating income and expense.

(all amounts are quoted in PLN thousand, unless specified otherwise)

2.5.4 RECONCILIATION OF BALANCE SHEET AS AT JUNE 30, 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Fixed Assets		**1 622 393**	**378 815**	**2 001 208**
Property, plant and equipment	1	1458 637	296 526	1755 163
Intangible assets, of which:	2	115 270	(3 404)	111 866
- goodwill		106 721	531	107 252
Investments in an associated company consolidated by the equity method		3 702		3 702
Available-for-sale financial assets		2 680		2 680
Other financial assets		8 501		8 501
Investment property	3	14 074	31 418	45 492
Other long-term investments		601		601
Deferred tax assets	5	18 928	54 275	73 203
Current Assets		**202 443**	**(3 158)**	**199 285**
Inventories		14 025		14 025
Trade receivables		67 598		67 598
Income tax receivables		3 811		3 811
Other short-term receivables		45 504		45 504
Other short-term investments	4	3 226	(3 158)	68
Financial assets at fair value through profit or loss		0		0
Cash and cash equivalents		68 279		68 279
Total Assets		**1 824 836**	375 657	2 200 493

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity	10	**1 231 158**	**326 456**	**1 557 614**
Share capital		92 154	425 600	517 754
Reserve capitals		133 385		133 385
Other reserve capitals	6	(169)		(169)
Retained earnings	7	995 570	(99 131)	896 439
Minority interests		**10 218**	**(13)**	**10 205**
Long term liabilities		**407 808**	**49 906**	**457 714**
Credits and loans	9	332 045		332 045
Deferred tax		16 848	49 906	66 754
Other non-current liabilities		5 066		5 066
Provision for retirement benefit and alike		33 020		33 020
Provisions for liabilities		20 829		20 829
Short term liabilities		**185 869**	**(704)**	**185 165**
Credits and loans		5 950		5 950
Trade payables		61 104		61 104
Income tax liabilities		629		629
Other current liabilities		104 344		104 344
Provision for retirement benefit and alike	8	5 596		5 596
Provisions for liabilities		8 246	(704)	7 542
Total equity and liabilities		**1 824 835**	375 658	2 200 493

(all amounts are quoted in PLN thousand, unless specified otherwise)

Additional information to reconciliation of balance sheet as at June 30, 2004

1. Property, plant and equipment

Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	273 494
Adjustment concerning capitalisation of borrowing costs and translation differences	(10 025)
Impairment of tangible fixed assets	(294 722)
Revaluation of fixed assets to the fair value	339 220
Amortization of titles to perpetual usufruct of land	(4 201)
Reclassification of assets from fixed assets to investment property	(7 240)
TOTAL	**296 526**

2 Intangible assets

Adjustments of intangible and legal assets are presented in the table below:

Adjustment of the initial fee for hotel network	(3 935)
Withdrawal of amortisation of goodwill	2 704
Writing off goodwill in PBP Orbis Sp. z o.o	(2 173)
TOTAL	**(3 404)**

3. Investment property

Reclassification of investment property is presented below:

Reclassification of investment property from other short term investments	4 481
Calculation of depreciation	(7 055)
Revaluation for hyperinflation of investment property	6 012
Revaluation of land and titles to perpetual usufruct of land to fair value	21 228
Revaluation of investments rented	(488)
Reclassification of buildings and titles to perpetual usufruct of land from fixed assets to investment property	7 240
TOTAL	**31 418**

4. Other short term investments

Reclassification from short term investments to investment property	(4 481)
Withdrawal of impairment of short term investments	1 323
TOTAL	**(3 158)**

5. Deferred tax assets

The above adjustments increased deferred income tax assets in the following way:

Adjustment concerning capitalisation of borrowing costs and translation differences	1 905
Impairment of fixed assets	52 041
Withrawal of measurement of short-term investments	(251)
Adjustment concerning initial fee for affiliation with a hotel brand	580
TOTAL	**54 275**

(all amounts are quoted in PLN thousand, unless specified otherwise)

6. Retained earnings

Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation of equity	(425 600)
Revaluations for hyperinflation	279 506
Adjustment concerning capitalisation of borrowing costs and translation differences	(10 025)
Impairment of tangible fixed assets and investment property	(295 209)
Revaluation of fixed assets to the fair value	360 449
Amortization of titles to perpetual usufruct of land	(4 191)
Calculation of depreciation of assets reclassified from short-term investments	(7 055)
Withdrawal of impairment of short term investments	1 323
Adjustment concerning initial fee for affiliation with a hotel brand	(3 230)
Amortisation of goodwill	2 704
Write-down of goodwill in the company PBP	(2 173)
Tax effects of above changes	4 370
TOTAL	**(99 131)**

7. Minority shareholders

Adjustment of minority interest brought about by the calculation of depreciation on titles to perpetual usufruct of land.

8. Short term provisions

Adjustment of short-term provisions for liabilities arising from a change in recognition of initial fees for the affiliation with a hotel network.

9. Deferred tax liabilities

The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluation for hyperinflation	53 103
Revaluation of fixed assets to the fair value	(1 702)
Withdrawal of a temporary difference on depreciation of short-term investments	(1 329)
Adjustment concerning initial fee for affiliation with a hotel brand	(166)
TOTAL	**49 906**

(all amounts are quoted in PLN thousand, unless specified otherwise)

2.5.5 RECONCILIATION OF FINANCIAL RESULT FOR THE 1ST SEMI-ANNUAL PERIOD OF 2004

		Polish Accounting Act	Effect of transition to IFRS	IFRS
Net revenue from the sale of services		436 089		436 089
Net revenue from the sale of other products, merchandise and raw materials		3 574		3 574
Cost of sales	1	(310 604)	(7 929)	(318 533)
Gross profit (loss) on sales		**129 059**	**(7 929)**	**121 130**
Other operating income	2	11 471	(5 079)	6 392
Distribution costs		(23 170)		(23 170)
Administrative expenses		(68 768)		(68 768)
Other operating expenses	3	(15 896)	282	(15 614)
Profit (loss) from operating activities		**32 696**	**(12 726)**	**19 970**
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0		0
Other financial income	5	20 205	1 366	21 571
Finance cost	4	(19 972)	2 704	(17 268)
Share in net profits (losses) of subsidiaries, affiliates and associated companies		813		813
Profit (loss) before tax		**33 742**	**(8 656)**	**25 086**
Income tax	6	(7 102)	730	(6 372)
Net profit (loss) from continuing operations		**26 640**	**(7 926)**	**18 714**
Discontinued operations				0
Loss from discontinued operations				0
Net profit (loss) for the financial year		**26 640**	**(7 926)**	**18 714**
of:				0
Shareholders of the controlling company		26 500		18 574
Minority shareholders		140		140

1. Adjustments of cost of sales are presented below:

Impact of hyperinflation on non-current assets components	5 329
Adjustment concerning initial fee for affiliation with a hotel brand	(864)
Amortization of titles to perpetual usufruct of land	3 371
Calculationl of depreciation of assets reclassified from short-term investments	93
TOTAL	**7 929**

2. Adjustment in connection with the sale of titles to perpetual usufruct of land revalued to fair value.

3. Adjustment resulting from revaluation of land to fair value.

Revaluation of land to fair value	28
Withdrawal of amortisatin of goodwill in PBP Orbis Sp. z o.o.	(310)
TOTAL	**(282)**

4. Adjustment related to positive amortization of positive goodwill of the Hekon company.
5. Adjustment related to changed approach to recognition of borrowing costs.
6. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 730 thousand.

(all amounts are quoted in PLN thousand, unless specified otherwise)

2.5.6 RECONCILIATION OF CASH FLOWS FOR THE 1ST SEMI-ANNUAL PERIOD OF 2004

		Polish Accounting Act	Effect of transition to IFRS	IFRS
OPERATING ACTIVITIES				
Profit (loss) before tax	1	33 742	(8 656)	25 086
Adjustments:		50 922		59 578
Share in net profit (loss) of companies consolidated by the equity method		(813)		(813)
Depreciation and amortization	2	45 696	4 834	50 530
(Gain) loss on foreign exchange differences	3	(13 402)	(1 285)	(14 687)
Interest		5 311		5 311
(Profit) loss on investing activity		(1 878)		(1 878)
Change in receivables and deferred and accrued expenses		(36 777)		(36 777)
Change in current liabilities, excluding loans and bank credits		46 337		46 337
Change in reserves		3 117		3 117
Change in inventories		66		66
Other adjustments	4	3 265	5 107	8 372
Cash from operating activity		**84 664**		**84 664**
Income tax (paid)/reimbursed		(5 873)		(5 873)
Net cash flow from operating activity		**78 791**	**0**	**78 791**

1. Adjustment of gross profit – details in point 2.2.5 – Reconciliation of financial result for the 1st semi-annual period of 2005
2. Adjustment of depreciation
3. Adjustment related to a change in approach to the recognition of borrowing costs
4. Adjustment related to the sale of titles to perpetual usufruct of land revalued to fair value (PLN 5,079 thousand) and an adjustment resulting from the revaluation of land to fair value (PLN 28 thousand), described in point 2.2.5 above.

(all amounts are quoted in PLN thousand, unless specified otherwise)

2.5.7 RECONCILIATION OF BALANCE SHEET AS AT DECEMBER 31, 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Fixed Assets		**1 615 151**	**358 559**	**1 973 710**
Property, plant and equipment	1	1 422 980	282 934	1 705 914
Intangible assets, of which:	2	111 622	1 564	113 186
- goodwill		102 607	5 525	108 132
Investments in an associated company consolidated by the equity method		4 182		4 182
Available-for-sale financial assets		2 652		2 652
Other financial assets		23 268		23 268
Investment property	3	23 380	21 331	44 711
Other long-term investments		635		635
Deferred tax assets	5	26 432	52 730	79 162
Current Assets		**191 365**	**(3 158)**	**188 207**
Inventories		13 822		13 822
Trade receivables		40 076		40 076
Income tax receivables		8 198		8 198
Other short-term receivables		22 854		22 854
Other short-term investments	4	3 158	(3 158)	0
Financial assets at fair value through profit or loss		60 669		60 669
Cash and cash equivalents		42 588		42 588
Total Assets		**1 806 516**	**355 401**	**2 161 917**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity	11	**1 264 285**	**321 124**	**1 585 409**
Share capital	11	92 154	425 600	517 754
Reserve capitals		133 411		133 411
Other reserve capitals		(648)	.	(648)
Retained earnings	6	1 038 396	(104 479)	933 917
Minority interests	7	**972**	**3**	**975**
Negative goodwill	2	**6 994**	**(6 994)**	**0**
Long term liabilities		**371 034**	**41 976**	**413 010**
Credits and loans		277 298		277 298
Deferred tax	10	23 954	42 034	65 988
Other non-current liabilities	8	32 439	(58)	32 381
Provision for retirement benefit and alike		37 303		37 303
Provisions for liabilities		40		40
Short term liabilities		**164 203**	**(705)**	**163 498**
Credits and loans		3 355		3 355
Trade payables		58 218		58 218
Other current liabilities		59 651		59 651
Provision for retirement benefit and alike		5 227		5 227
Provisions for liabilities	9	37 752	(705)	37 047
Total equity and liabilities		**1 806 516**	**355 401**	**2 161 917**

(all amounts are quoted in PLN thousand, unless specified otherwise)

Additional information to reconciliation of balance sheet as at December 31, 2004

1. Property, plant and equipment

Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	241 571
Adjustment concerning capitalisation of borrowing costs and translation differences	(9 027)
Impairment of tangible fixed assets	(268 869)
Revaluation of fixed assets to the fair value	330 759
Amortization of titles to perpetual usufruct of land	(4 626)
Reclassification of assets from fixed assets to investment property	(6 874)
TOTAL	**282 934**

2. Intangible assets

Adjustments of intangible and legal assets are presented in the table below:

Adjustment of the initial fee for hotel network	(3 961)
Withdrawal of amortisation of goodwill	5 525
TOTAL	**1 564**

The balance sheet value of goodwill in the amount of PLN 6,994, which arose as a result of business combination has been derecognized and corrected the net result.

3. Investment property

Reclassification of land, titles to perpetual usufruct of land and buildings from tangible assets and short-term investments to investment property.

Reclassification of investment property from other short term investments	4 481
Calculation of depreciation	(7 145)
Revaluation for hyperinflation of investment property	5 751
Revaluation of land and titles to perpetual usufruct of land to fair value	11 858
Revaluation of investments rented	(488)
Reclassification of buildings and titles to perpetual usufruct of land from fixed assets to investment property	6 874
TOTAL	**21 331**

4. Other short term investments

Previously, the Group recognized real property and titles to perpetual usufruct held for sale as other short-term investments. Real property and titles to perpetual usufruct of land were, pursuant to IAS 40 and IFRS 5, reclassified from short-term investments to investment property and depreciation was calculated. At the same time, an impairment of real property so far reported as short-term investments was reversed as it became baseless since depreciation on real property was calculated.

Reclassification from short term investments to investment property	(4 481)
Withdrawal of impairment of short term investments	1 323
TOTAL	**(3 158)**

5. Deferred tax assets

The above adjustments increased deferred tax assets in the following manner:

Adjustment concerning capitalisation of borrowing costs and translation differences	1 715
Impairment of fixed assets	50 673
Withrawal of measurement of short-term investments	(251)
Adjustment concerning initial fee for affiliation with a hotel brand	593
TOTAL	**52 730**

(all amounts are quoted in PLN thousand, unless specified otherwise)

6. Retained earnings

Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation of equity	(425 600)
Revaluations for hyperinflation	247 322
Adjustment concerning capitalisation of borrowing costs and translation differences	(9 027)
Impairment of tangible fixed assets and investment property	(269 357)
Revaluation of fixed assets to the fair value	342 617
Amortization of titles to perpetual usufruct of land	(4 626)
Calculation of depreciation of assets reclassified from short-term investments	(7 145)
Withdrawal of impairment of short term investments	1 323
Adjustment concerning initial fee for affiliation with a hotel brand	(3 097)
Amortisation of goodwill	5 525
Write-down of goodwill in the company PBP	6 994
Tax effects of above changes	10 592
TOTAL	**(104 479)**

7. Minority shareholders

Adjustment of minority interest brought about by the calculation of depreciation on titles to perpetual usufruct of land.

8. Long term investments

Adjustment of accrued and deferred expenses resulting from the calculation of depreciation of titles to perpetual usufruct of land.

9. Short term provisions

Adjustment of short-term provisions for liabilities arising from a change in recognition of initial fees for the affiliation with a hotel network.

10. Deferred tax liabilities

The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluation for hyperinflation	46 992
Revaluation of fixed assets to the fair value	(3 470)
Withdrawal of a temporary difference on depreciation of short-term investments	(1 329)
Adjustment concerning initial fee for affiliation with a hotel brand	(159)
TOTAL	**42 034**

11. Translation of equity by applying hyperinflation indexes.

(all amounts are quoted in PLN thousand, unless specified otherwise)

2.5.8 RECONCILIATION OF FINANCIAL RESULT FOR 2004

		Polish Accounting Act	Effect of transition to IFRS	IFRS
Net revenue from the sale of services		937 787		937 787
Net revenue from the sale of other products, merchandise and raw materials		4 820		4 820
Cost of sales	1	(686 980)	(10 925)	(697 905)
Gross profit (loss) on sales		**255 627**	**(10 925)**	**244 702**
Other operating income	2	61 951	856	62 807
Distribution costs		(50 520)		(50 520)
Administrative expenses		(138 743)		(138 743)
Other operating expenses	3	(64 544)	555	(63 989)
Profit (loss) from operating activities		**63 771**	**(9 514)**	**54 257**
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0		0
Other financial income	5	57 158	2 364	59 522
Finance cost	4	(57 669)	5 208	(52 461)
Share in net profits (losses) of subsidiaries, affiliates and associated companies		1 293		1 293
Profit (loss) before tax		**64 553**	**(1 942)**	**62 611**
Income tax	6	(12 499)	5 298	(7 201)
Net profit (loss) from continuing operations		**52 054**	**3 356**	**55 410**
Discontinued operations				
Loss from discontinued operations				
Net profit (loss) for the financial year		**52 054**	**3 356**	**55 410**
of:				
Shareholders of the controlling company		49 715		53 071
Minority shareholders		2 339		2 339
Net profit (loss) for the financial year		**52 054**	**3 356**	**55 410**

1. Adjustments of cost of sales are presented below:

Impact of hyperinflation on non-current assets components	6 984
Adjustment concerning initial fee for affiliation with a hotel brand	(117)
Amortization of titles to perpetual usufruct of land	3 875
Calculationl of depreciation of assets reclassified from short-term investments	183
TOTAL	**10 925**

(all amounts are quoted in PLN thousand, unless specified otherwise)

2. Adjustments related to other operating income are presented below:

Sale of titles to perpetual usufruct of land revalued to fair value	(13 540)
Impairment of assets	7 366
Write dowan goodwill in PBP Orbis and Orbis Transport	7 030
TOTAL	**856**

3. Adjustments related to other operating expenses are presented below:

Revaluation of land to fair value	28
Withdrawal of amortisatin of goodwill in PBP Orbis Sp. z o.o.	(466)
Amortisation of goodwill in Orbis Transport Sp. z o.o.	(117)
TOTAL	**(555)**

4. Depreciation of goodwill in Hekon Hotele Ekonomiczne S.A.
5. Adjustment related to changed approach to recognition of borrowing costs.
6. Adjustments 1 – 5 result in a decrease in deferred tax expense by PLN 5,298 thousand.

3. SEGMENT REPORTING

The Orbis Group's primary format is business segments, while the secondary format is geographical segments. The division into geographical segments is based on the criterion of clients' location.

Hotels with restaurant segment is involved in the provision of hotel and food&beverage services along with ancillary services.
The tourism segment deals with the organization and servicing domestic and international tourism, congresses, gatherings and conferences as well as agency in reservation and sale of transport documents of Polish and foreign carriers in domestic and international transport.
The transport segment deals with the provision of domestic and international transport services, transport of passengers, rent and lease of vehicles and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

Inter-segment transaction prices are fixed in accordance with market rules.

3.1 PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

Tables below present figures related to revenue, expense and profits as well as selected assets and liabilities of individual business segments of the Group for the 1st semi-annual period of 2005 and the 1st semi-annual period of 2004.

The unallocated costs and revenues have general character. They comprise finance costs and finance revenues, including costs of credits, evaluating derivative instruments, translation differences on liabilities in foreign currencies.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. They exclude deferred and income tax items, investments and items held at fair value.

Segment liabilities comprises operating liabilities. They exclude deferred and income tax items and financial liabilities, also concerning derivatives.

(all amounts are quoted in PLN thousand, unless specified otherwise)

Figures for the 1st semi-annual period of 2005

Segment revenue and expense is as follows:

	Business segments			Other activity			
	Hotels & restaurants	Tourism	Transportation	Unallocated revenues	Unallocated costs	Consolidation	Total
Total revenues, of which:	**358 226**	**79 148**	**82 949**	**28 642**	**0**	**(40 817)**	**508 148**
- sales to external customers	345 275	77 283	81 985	28 642	0	(40 817)	492 368
- inter-segment sales	12 951	1 865	964	0	0	0	15 780
Total expenses, of which:	**(269 879)**	**(72 053)**	**(73 127)**	**0**	**(88 938)**	**20 321**	**(483 676)**
- sales to external customers	(268 984)	(62 436)	(69 830)	0	(88 938)	20 321	(469 867)
- inter-segment sales	(895)	(9 617)	(3 297)	0	0	0	(13 809)
Segment result / gross result	**88 347**	**7 095**	**9 822**	**28 642**	**(88 938)**	**(20 496)**	**24 472**
Share in the financial result of entities consolidated by the equity method	0	0	0	13	0	497	510
Income tax	0	0	0	0	0	(7 721)	(7 721)
Minority (profit) loss	0	0	0	0	0	0	0
Net financial result							**17 261**

The table below presents business segment assets and liabilities:

	Business segments					
	Hotels & restaurants	Tourism	Transportation	Unalocated	Consolidation	Total
Assets	**1 730 671**	**21 584**	**93 029**	**934 984**	**(546 204)**	**2 234 064**
Gross value of additions in intangibles during the period	344	247	1 063	0	0	1 654
Gross value of additions of fixed assets during the period	10 177	3 152	32 093	0	0	45 422
Liabilities	**68 733**	**348 234**	**16 934**	**388 795**	**(173 766)**	**648 930**

Other information on business segments is provided in the income statement.

	Business segments					
	Hotels & restaurants	Tourism	Transportation	Unallocated	Consolidation	Total
Capital expenditure	14 846	3 385	18 451	0	0	36 682
Depreciation	41 688	1 480	11 725	0	(6)	54 887
Restructuring costs	8 746	0	0	0	0	8 746
Impairment write offs	(18)	0	0	0	0	(18)
Reversal of impairment	0	0	0	0	0	0

(all amounts are quoted in PLN thousand, unless specified otherwise)

Figures for the 1st semi-annual period of 2004

Segment revenue and expense is as follows:

	Business segments			Other activity			
	Hotels & restaurants	Tourism	Transportation	Unallocated revenues	Unallocated costs	Consolidation	Total
Total revenues, of which:	**339 310**	**73 245**	**55 243**	**33 763**	**0**	**(33 935)**	**467 626**
- sales to external customers	320 761	69 145	51 101	33 763	0	(33 935)	440 835
- inter-segment sales	18 549	4 100	4 142	0	0	0	26 791
Total expenses, of which:	**(260 884)**	**(66 345)**	**(44 457)**	**0**	**(89 124)**	**17 457**	**(443 353)**
- sales to external customers	(255 549)	(56 569)	(40 315)	0	(89 124)	17 457	(424 100)
- inter-segment sales	(5 335)	(9 776)	(4 142)	0	0	0	(19 253)
Segment result / gross result	**78 426**	**6 900**	**10 786**	**33 763**	**(89 124)**	**(16 478)**	**24 273**
Share in the financial result of entities consolidated by the equity method	0	0	0	0	0	813	813
Income tax	0	0	0	0	(6 372)	0	(6 372)
Minority (profit) loss	0	0	0	0	0	0	0
Net financial result							**18 714**

The table below presents business segment assets and liabilities:

	Business segments					
	Hotels & restaurants	Tourism	Transportation	Unalocated	Consolidation	Total
Assets	**1 886 384**	**44 262**	**92 322**	**679 561**	**(502 036)**	**2 200 493**
Gross value of additions in intangibles during the period	1 009	0	21	0	0	1 030
Gross value of additions of fixed assets during the period	15 600	513	29 374	0	0	45 487
Liabilities	**93 017**	**45 109**	**21 450**	**614 209**	**(130 906)**	**642 879**

(all amounts are quoted in PLN thousand, unless specified otherwise)

Other information on business segments is provided in the income statement.

	Business segments			Unallocated	Consolidation	Total
	Hotels & restaurants	Tourism	Transportation			
Capital expenditure	12 260	728	29 669	0	0	42 657
Depreciation	40 702	1 226	8 736	0	(134)	50 530
Restructuring costs	2 169	0	0	0	0	2 169
Impairment write offs	(463)	0	0	0	0	(463)
Reversal of impairment	0	0	0	0	0	0

3.2 SECONDARY REPORTING SEGMENT - GEOGRAPHICAL SEGMENTS

Tables below present figures related to revenue, expense and profits as well as selected assets and liabilities of individual geographical segments of the Orbis Group in the 1st semi-annual period of 2005 and 1st semi-annual period of 2004.
Geographical segments are based on the criterion of clients' location.

Figures for the 1st semi-annual period of 2005

	Geographical segments						
	Poland	Europe (excerpt Poland)	Asia	North America	Unallocated	Consolidation	Total
Sales to external customers	119 828	175 123	6 149	10 364	221 734	(40 817)	492 381
Inter-segment sales	15 780	0	0	0	0	0	15 780
(Sales concerning discontinued operations)	0	0	0	0	0	0	0
Segments revenues total	135 608	175 123	6 149	10 364	221 734	(40 817)	508 161
Assets					2 780 268	(546 192)	2 234 076
Investment expenditures					36 682	0	36 682

(all amounts are quoted in PLN thousand, unless specified otherwise)

Figures for the 1st semi-annual period of 2004

	Geographical segments						
	Poland	Europe (excerpt Poland)	Asia	North America	Unallocated	Consolidation	Total
Sales to external customers	151 001	142 850	6 317	12 158	162 444	(33 935)	440 835
Inter-segment sales	26 791	0	0	0	0	0	26 791
(Sales concerning discontinued operations)	0	0	0	0	0	0	0
Segments revenues total	177 792	142 850	6 317	12 158	162 444	(33 935)	467 626
Assets					2 702 529	(502 036)	2 200 493
Investment expenditures					42 657	0	42 657

4. INCOME AND EXPENSE

4.1 OPERATING INCOME

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Net sales of products	466 426	436 089
of which: from related parties	3 748	12 617
Net sales of other products, merchandise and raw materials	7 478	3 574
of which: from related parties	0	0
Net sales of products, merchandise and raw materials	**473 904**	**439 663**
Gain on disposal of financial non-current assets	4 528	1 926
Gain on disposal of investments	1 273	123
Grants	1 715	15
Interest on loans granted and receivables	39	147
Other operating income, of which:	18 594	4 181
release of provisions	9 454	1 913
provision for perpetual usufruct fees	2 385	0
provision for litigations pending	5 983	0
other	1 086	1 913
revenues from rent	1 563	1 919
indemnities received	2 961	237
trademark licence fees	811	112
fees for bank quarantees	350	0
other	3 455	0
Other operating income total	**26 149**	**6 392**

(all amounts are quoted in PLN thousand, unless specified otherwise)

4.2 COSTS BY TYPE

	2005 półrocze (rok bieżący)	2004 półrocze (rok poprzedni)
Depreciation and amortization	54 887	50 530
Consumption of raw materials and energy	49 176	46 969
Outsourced services	154 081	143 850
Fees and taxes	20 306	16 452
Employee benefit expense	138 111	131 771
Other costs by type (for)	24 695	19 468
representation and advertisement	2 374	1 497
brand fees	2 946	2 404
VAT	180	202
business trips	2 858	2 795
insurance premium	5 133	3 718
provision for participation in hotel network	2 942	2 833
commissions	1 241	894
other	7 021	5 125
Total costs by type	**441 256**	**409 040**
Changes in inventories, products	48	(66)
Cost of products for the company's own needs (negative value)	(382)	(108)
Distribution and marketing costs (negative value)	(23 815)	(23 170)
Administrative expenses (negative value)	(68 598)	(68 768)
Cost of products sold	**348 509**	**316 928**
Cost of merchandise and raw materials sold	4 891	1 605
Cost of products, merchandise and raw materials sold	**353 400**	**318 533**

4.2.1 Cost of employee benefits

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Wages and salaries	107 326	100 809
Provision for wages and salaries	2 400	4 220
Employee benefits	28 195	26 500
Provision for derivatives of provisions for wages and salaries	190	242
Total costs by type	**138 111**	**131 771**
Provision for holidays	3 792	0
Provision for jubilee awards and retirement benefits	4 831	1 685

Amounts of the provision for unused leaves and the provision for jubilee awards and retirement severance pays are not included in costs by type as costs of employee benefits. These costs are presented in the income statement under other operating expense.

(all amounts are quoted in PLN thousand, unless specified otherwise)

4.3 OTHER OPERATING EXPENSE

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Loss on disposal of non-financial fixed assets	35	57
Revaluation of non-financial assets	0	3 132
Other operating expense, of which:	23 445	12 425
set up provisions	17 626	5 314
restructuring provision	8 746	2 169
jubilee rewards and retirement reimbursement and others	4 831	1 685
provision for other liabilities towards employees	3 792	0
other provisions	257	1 460
impairment write offs	11	0
fines, penalties paid	170	42
donations granted	116	417
breakages and other costs	116	1 011
writng down receivables	780	52
employment costs	543	0
other	4 083	5 589
Total other operating expenses	**23 480**	**15 614**

4.4 FINANCE INCOME AND COST

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Dividends and share in profits	0	0
Interest income	489	722
Gain on disposal of financial assets	210	0
Other finance income, of which:	7 396	20 849
positive exchange rate differences	2 869	13 068
Other finance income, total	**8 095**	**21 571**
Finance cost of interest on interest-bearing borrowings	(4 544)	(5 507)
Revaluation of financial assets	(195)	(1 275)
Other finance cost, of which:	(9 644)	(10 486)
negative exchange rate differences	(157)	0
measurement of the SWAP financial instrument	(982)	(4 853)
result on settlement of SWAP transaction	(4 374)	0
negative exchange rate differences on exchange office activities	(4 131)	(4 598)
other	0	(1 035)
Total finance cost	**(14 383)**	**(17 268)**

(all amounts are quoted in PLN thousand, unless specified otherwise)

The aggregate amount of gains and losses from fair value adjustments related to recognized assets and liabilities is presented in a table below:

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Revaluation of investments	**15**	**(1 275)**
available for sale assets	0	(1 275)
financial assets and liabilities held at fair value through profit or loss	15	0
hedging instruments	0	0

5. CURRENT AND DEFERRED INCOME TAX

Chief components of tax expense are as follows:

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Current income tax	**11 117**	**9 708**
- current income tax expense	11 117	9 708
- adjustments of current income tax from past years	0	0
Deferred income tax	**(3 396)**	**(3 336)**
- related to the origination and reversal of temporary differences	(2 840)	(2 780)
- reductions (additions) due to changes in tax rates	(346)	0
- reductions due to the previously unrecognized tax loss or a temporary difference of the preceding period	(180)	(556)
- additions due to partial write-down, or reversal of previous write-down, of deferred income tax assets	(30)	0
- reductions (additions) due to changes in accounting policies and errors recognised in the profit (loss) for the period	0	0
Tax expense in the consolidated income statement	**7 721**	**6 372**

Reconciliation of income tax in the income statement with the financial result:

(all amounts are quoted in PLN thousand, unless specified otherwise)

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Profit (loss) before tax	**24 982**	**25 086**
Tax at the statutory rate of 19% (2004:19%)	4 747	4 766
Adjustments of current income tax from past years	0	0
Fair value revaluation of tangible assets	0	0
Non-recognized tax losses	(66)	0
Non-deductible costs	19 050	13 850
Non-tax income	(5 545)	(7 106)
Tax expense not recognized in profit	(8 479)	(6 185)
Tax income not recognized in profit	1 153	267
Other	257	4 116
Tax expense at the effective tax rate	**11 117**	**9 708**
Income tax reported in the consolidated income statement	11 117	9 708
Income tax allocated to discontinued operations	0	0

Besides the tax amount recognized in the income statement, deferred income tax related to the revaluation of long-term investments to fair value in the amount of PLN 110 thousand (in the 1st semi-annual period: PLN 103 thousand) was directly recognized in the Group's equity.

Deferred income tax results from the following items:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Deferred income tax liabilities, of which:	**66 388**	**65 988**	**66 754**
recognized in financial result	66 278	65 878	66 651
- depreciation of fixed assets with tax relief	6 712	6 877	7 081
- difference between tax depreciaiton and balance sheet depreciaiton	4 815	4 188	4 158
- impact of hyperinflatory indices	46 541	46 993	53 105
- unrealizede exchange rate differences	7 057	6 471	1 246
- costs settled according to tax rules	585	593	631
- interests unpaid	100	182	121
- evaluation of assets	160	226	62
- other	308	348	247
recognized in equity	110	110	103
- long term investments	110	110	103
Deferred income tax liabilities, of which:	**66 388**	**65 988**	**66 754**
Long term liabilities	53 617	54 209	60 466
Short term liabilities	12 771	11 779	6 288

(all amounts are quoted in PLN thousand, unless specified otherwise)

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Deferred income tax assets, of which:	**83 225**	**79 162**	**73 203**
recognized in financial result	82 358	79 162	73 203
- revaluation of fixed assets	52 829	52 586	56 239
- revaluation of receivables	1 559	2 401	1 248
- revaluation of shares in affiliated companies	954	954	1 093
- evaluation of financial instruments	4 641	4 453	923
- intersts unpaid	1 124	657	1 527
- unrealized foreign exchange differences	53	58	639
- provison for pensions and jubilee awards	8 560	7 592	6 859
- provision for litigations pending	7 049	7 222	728
- restructuring provision	1 099	564	0
- other provisions	1 102	1 072	1 005
- cost recognized in the balance sheet	2 912	1 603	2 894
- other	476	0	48
recognized in equity	867	0	0
-			
Deferred income tax assets, of which:	**83 225**	**79 162**	**73 203**
Long term assets	66 926	65 537	62 841
Short term assets	16 299	13 625	10 362

6. DISCONTINUED OPERATIONS

The Group did not take decision on discontinuation of operations and on designation of non-current assets for sale.

7. EARNINGS PER SHARE

Earnings per ordinary share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders of the parent by the weighted average number of issued ordinary shares outstanding during the financial year.

Diluted earnings per share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders by the weighted average number of issued ordinary shares outstanding in the financial year.

No factors resulting in the dilution of earnings per share occurred in the reporting period or in the comparative periods.

Figures related to earnings and shares that served to calculate the basic and diluted earnings per share are presented below:

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Net profit for the financial year attributable to shareholders of the controlling (dominant) company	17 261	18 714
Weighted average number of ordinary shares in thousands	46 077	46 077
Basic earnings per share	**0,37**	**0,41**
Net profit for the financial year attributable to shareholders of the controlling (dominant) company	17 261	18 714
Effect of dilution of the number of ordinary shares	0	0
Profit used to calculate the value of diluted earnings per share	17 261	18 714
Weighted average number of issued ordinary shares	46 077	46 077
Adjustments for the number of shares	0	0
Weighted average number of ordinary shares for diluted earnings per share in thousands	46 077	46 077
Earnings per share	**0,37**	**0,41**

8. DIVIDEND PAID OR PROPOSED TO BE PAID

The dividend paid by **Orbis S.A.** in 2004 for the year ended Dec. 31, 2003 amounted to PLN 15,666 thousand (PLN 0.34 per share). The dividend date was set for July 28, 2004; and the dividend payment date for August 12, 2004.
On June 10, 2005, the General Meeting of Shareholders approved the payment of the dividend for the year ended December 31, 2004 in the amount of PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set July 20, 2005; and the dividend payment date for August 9, 2005.

(all amounts are quoted in PLN thousand, unless specified otherwise)

9. PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings and structures	Machinery and equipment	Means of transport	Other tangible assets	Total tangible assets
		As at January 1, 2004				
Cost	**454 034**	**2 108 172**	**299 425**	**90 802**	**157 673**	**3 110 106**
cumulated depreciation and impairment losses	(25 484)	(1 002 909)	(195 251)	(36 920)	(115 170)	(1 375 734)
Net value at the beginning of period	**428 550**	**1 105 263**	**104 174**	**53 882**	**42 503**	**1 734 372**
Additions	0	2 363	12 514	26 807	3 803	45 487
purchase	0	1 554	10 485	26 807	2 060	40 906
take-over from an investment	0	809	645	0	81	1 535
others	0	0	1 384	0	1 662	3 046
Reductions	(5 708)	(158)	(1 511)	(8 826)	(519)	(16 722)
sale	(5 079)	0	(36)	(6 416)	0	(11 531)
liquidation	0	0	(106)	(353)	(17)	(476)
others	(629)	(158)	(1 369)	(2 057)	(502)	(4 715)
Acquisition of an enterprise	0	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0	0
Impairment recognised during the period	0	(463)	0	0	0	(463)
Imapirment reversed during the period	0	0	0	0	0	0
Depreciation charges for the financial year	(2 495)	(17 512)	(11 705)	(9 202)	(8 140)	(49 054)
Exchange differences	0	0	0	0	0	0
Net value at the end of period	**420 347**	**1 089 493**	**103 472**	**62 661**	**37 647**	**1 713 620**
		As at June 30, 2004				
Cost	**448 326**	**2 110 377**	**310 428**	**108 783**	**160 957**	**3 138 871**
cumulated depreciation and impairment losses	(27 979)	(1 020 884)	(206 956)	(46 122)	(123 310)	(1 425 251)
Net value at the end of period	**420 347**	**1 089 493**	**103 472**	**62 661**	**37 647**	**1 713 620**

(all amounts are quoted in PLN thousand, unless specified otherwise)

	Land	Buildings and structures	Machinery and equipment	Means of transport	Other tangible assets	Total tangible assets
		As at January 1, 2004				
Cost	**454 034**	**2 108 172**	**299 425**	**90 802**	**157 673**	**3 110 106**
cumulated depreciation and impairment losses	(25 484)	(1 002 909)	(195 251)	(36 920)	(115 170)	(1 375 734)
Net value at the beginning of period	**428 550**	**1 105 263**	**104 174**	**53 882**	**42 503**	**1 734 372**
Additions	1 051	39 425	19 745	52 850	12 910	125 981
purchase	2	4 791	14 834	45 107	4 866	69 600
take-over from an investment	0	32 858	3 077	0	6 350	42 285
others	1 049	1 776	1 834	7 743	1 694	14 096
Reductions	(14 290)	(57 904)	(2 085)	(27 252)	(48)	(101 579)
sale	(14 252)	(57 353)	(357)	(34 472)	(31)	(106 465)
liquidation	0	(30)	(102)	(36)	(17)	(185)
others	(38)	(521)	(1 626)	7 256	0	5 071
Acquisition of an enterprise	0	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0	0
Impairment recognised during the period	0	(295)	(924)	0	0	(1 219)
Imapirment reversed during the period	4 202	31 695	1 629	15	254	37 795
Depreciation charges for the financial year	(5 674)	(40 619)	(24 115)	(20 124)	(15 479)	(106 011)
Exchange differences	0	0	0	0	0	0
Net value at the end of period	**413 839**	**1 077 565**	**98 423**	**59 371**	**40 140**	**1 689 338**
		As at December 31, 2004				
Cost	**440 795**	**2 089 693**	**317 085**	**116 400**	**170 535**	**3 134 508**
cumulated depreciation and impairment losses	(26 956)	(1 012 128)	(218 661)	(57 029)	(130 395)	(1 445 169)
Net value at the end of period	**413 839**	**1 077 565**	**98 423**	**59 371**	**40 140**	**1 689 338**

(all amounts are quoted in PLN thousand, unless specified otherwise)

	Land	Buildings and structures	Machinery and equipment	Means of transport	Other tangible assets	Total tangible assets
		As at January 1, 2005				
Cost	**440 795**	**2 089 693**	**317 085**	**116 400**	**170 535**	**3 134 508**
cumulated depreciation and impairment losses	(26 956)	(1 012 128)	(218 662)	(57 029)	(130 395)	(1 445 170)
Net value at the beginning of period	**413 839**	**1 077 565**	**98 423**	**59 371**	**40 140**	**1 689 338**
Additions	0	2 767	3 184	17 145	1 991	25 087
purchase	0	951	2 710	17 145	1 918	22 724
take-over from an investment	0	1 816	474	0	73	2 363
others	0	0	0	0	0	0
Reductions	(3 695)	(73)	(4 045)	(7 149)	(168)	(15 130)
sale	(3 202)	0	(38)	(6 223)	(93)	(9 556)
liquidation	0	(2)	(59)	(407)	(12)	(480)
others	(493)	(71)	(3 948)	(519)	(63)	(5 094)
Acquisition of an enterprise	0	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0	0
Impairment recognised during the period	0	(18)	0	0	0	(18)
Imapirment reversed during the period	0	0	0	0	0	0
Depreciation charges for the financial year	(2 251)	(20 097)	(11 745)	(11 763)	(7 355)	(53 211)
Exchange differences	0			0		0
Net value at the end of period	**407 893**	**1 060 144**	**85 817**	**57 604**	**34 608**	**1 646 066**
		As at June 30, 2004				
Cost	**437 100**	**2 092 387**	**316 224**	**126 396**	**172 358**	**3 144 465**
cumulated depreciation and impairment losses	(29 207)	(1 032 243)	(230 407)	(68 792)	(137 750)	(1 498 399)
Net value at the end of period	**407 893**	**1 060 144**	**85 817**	**57 604**	**34 608**	**1 646 066**

As at June 30, 2005, tangible assets in progress amounted to PLN 18,881 thousand (as at December 31, 2004 – PLN 7,950 thousand and as at June 30, 2004 – PLN 41,087 thousand). Advances to tangible assets in progress totaled PLN 7,510 thousand as at June 30, 2005 (PLN 8,626 thousand as at December 31, 2004, and PLN 456 thousand as at June 30, 2004).

Property, plant and equipment of PLN 449,345 thousand hedge the liabilities of the Group Companies. Detailed information on that issue is provided in note 24.

On December 11, 2002 the company Hekon Hotele Ekonomiczne S.A. executed an agreement with DIL Leasing Sp. z o.o. under which Hekon Hotele Ekonomiczne S.A. took two hotels in Warsaw and a hotel in Poznań and Łódź to hold under an operating lease. As a result of the executed operating lease agreement, the company has off-balance sheet liabilities under monthly installments for the period of 9 years, until 2012.

As at the sale day the net value of hotels sold amounted to PLN 98,782 thousand, sales revenues amounted to PLN 128,896 thousand, while the result on sale amounted to PLN 30,114 thousand.

(all amounts are quoted in PLN thousand, unless specified otherwise)

Off-balance sheet liabilities under leases as at June 30, 2005:

	Amount in EUR	Amount in PLN
Till 1 year	1 276	5 154
From 2 till 5 years	10 205	41 228
More than 5 years	7 654	30 921

Detailed information on impairment of property, plant and equipment

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Impairment loss	**(273 643)**	**(273 625)**	**(310 664)**
Recognised in profit or loss	(18)	36 576	(463)
recognised	(18)	(1 219)	(463)
reversed	0	37 795	0
Recognised in equity	0	0	0
recognised	0	0	0
reversed	0	0	0

Major changes in the balance of impairment losses occurred in the year 2004 and related the reversal of a write-down of the value of Hotel Sofitel Kraków (PLN 30,529 thousand) and a write-down of tangible assets that occurred at the time of annual impairment test (PLN 7,202 thousand).

(all amounts are quoted in PLN thousand, unless specified otherwise)

10. INTANGIBLE AND LEGAL ASSETS

	Goodwill	Permits, patents, licenses and alike	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2004				
Cost	**117 098**	**96**	**12 215**	**3 444**	**132 853**
cumulated depreciation and impairment losses	(9 846)	(71)	(10 882)	(341)	(21 140)
Net value at the beginning of period	**107 252**	**25**	**1 333**	**3 103**	**111 713**
Additions	0	1	765	264	1 030
purchase	0	1	760	259	1 020
take-over from an investment	0	0	5	0	5
others	0	0	0	5	5
Reductions	0	0	0	(39)	(39)
sale	0	0	0		0
liquidation	0	0	0	0	0
others	0	0	0	(39)	(39)
Acquisition of an enterprise	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0
Impairment recognised during the period	0	0	0	0	0
Imapirment reversed during the period	0	0	0	0	0
Depreciation charges for the financial year	0	(12)	(724)	(102)	(838)
Exchange differences	0	0	0	0	
Other changes	0	0	0	0	0
Net value at the end of period	**107 252**	**14**	**1 374**	**3 226**	**111 866**
	As at June 30, 2004				
Cost	**117 098**	**97**	**12 980**	**3 669**	**133 844**
cumulated amortization and impairment losses	(9 846)	(83)	(11 606)	(443)	(21 978)
Net value at the end of period	**107 252**	**14**	**1 374**	**3 226**	**111 866**

(all amounts are quoted in PLN thousand, unless specified otherwise)

	Goodwill	Permits, patents, licenses and alike	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2004				
Cost	**117 098**	**96**	**12 215**	**3 444**	**132 853**
cumulated depreciation and impairment losses	(9 846)	(71)	(10 882)	(341)	(21 140)
Net value at the beginning of period	**107 252**	**25**	**1 333**	**3 103**	**111 713**
Additions	880	94	3 770	75	4 819
purchase	0	13	3 447	75	3 535
take-over from an investment	0	0	198	0	198
others	880	81	125	0	1 086
Reductions	0	(82)	(168)	(1 341)	(1 591)
sale	0	0	(1)	0	(1)
liquidation	0	0	(42)	(255)	(297)
others	0	(82)	(125)	(1 086)	(1 293)
Acquisition of an enterprise	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0
Impairment recognised during the period	0	0	0	0	0
Imapirment reversed during the period	0	0	0	0	0
Depreciation charges for the financial year	0	(16)	(1 615)	(124)	(1 755)
Exchange differences	0	0	0	0	0
Other changes	0	0	0	0	0
Net value at the end of period	**108 132**	**21**	**3 320**	**1 713**	**113 186**
	As at December 31, 2004				
Cost	**117 978**	**108**	**15 817**	**2 178**	**136 081**
cumulated amortization and impairment losses	(9 846)	(87)	(12 497)	(465)	(22 895)
Net value at the end of period	**108 132**	**21**	**3 320**	**1 713**	**113 186**

(all amounts are quoted in PLN thousand, unless specified otherwise)

	Goodwill	Permits, patents, licenses and alike	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2005				
Cost	**117 978**	**108**	**15 817**	**2 178**	**136 081**
cumulated depreciation and impairment losses	(9 846)	(87)	(12 497)	(465)	(22 895)
Net value at the beginning of period	**108 132**	**21**	**3 320**	**1 713**	**113 186**
Additions	1 010	10	462	172	1 654
purchase	0	10	416	33	459
take-over from an investment	0	0	6	18	24
others	1 010	0	40	121	1 171
Reductions	0	0	(31)	(1 505)	(1 536)
sale	0	0	0		0
liquidation	0	0	(2)	0	(2)
others	0	0	(29)	(1 505)	(1 534)
Acquisition of an enterprise	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0
Impairment recognised during the period	0	0	0	0	0
Imapirment reversed during the period	0	0	0	0	0
Depreciation charges for the financial year	0	(9)	(1 059)	(3)	(1 071)
Exchange differences	0	0	(2)	0	(2)
Other changes	0	0	0	0	0
Net value at the end of period	**109 142**	**22**	**2 690**	**377**	**112 231**
	As at June 30, 2005				
Cost	**118 988**	**118**	**16 246**	**845**	**136 197**
cumulated amortization and impairment losses	(9 846)	(96)	(13 556)	(468)	(23 966)
Net value at the end of period	**109 142**	**22**	**2 690**	**377**	**112 231**

Impairment test for goodwill

Goodwill is annually tested for impairment.
Goodwill aroused as a result of a purchase of shares in the subsidiary Hekon – Hotele Ekonomiczne S.A. which operates 8 economy hotels.

Goodwill was tested for impairment as at January 1, 2004.
The description of Group's methodology and assumptions applied to carry out the impairment test is presented in the note 2.1.6 to the interim consolidated financial statements.

(all amounts are quoted in PLN thousand, unless specified otherwise)

11. INVESTMENTS IN ASSOCIATES

Investments in associates measured by the equity method.

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance as at the beginning of period	4 182	3 689	3 689
Changes in the period:	(203)	493	13
Acquisition of shares/interest in associates	0	0	0
Share in net profit	(203)	493	13
Exchange rate differences	0	0	0
Other changes in equity	0	0	0
Balance as at the end of period	**3 979**	**4 182**	**3 702**

Condensed financial figures pertaining to associates are presented in the table below:

Associas, name and corporate seat	Assets	Liabilities	Revenue	Profit (loss)	Net assets	% share in equity	% share in votes at the GM
Orbis Casino Sp. z o.o.							
1st semi-annual period of 2005	24 282	12 343	211 386	1 493	11 939	33	33
1st semi-annual period of 2004	24 787	13 681	201 280	2 438	11 106	33	33
PH Majewicz Sp. z o.o.							
1st semi-annual period of 2005	3 451	1 500	3 503	(201)	1 951	49	49
1st semi-annual period of 2004	4 316	1 930	3 765	62	2 386	49	49

The Group's shares in Orbis Casino Sp. z o.o. are measured by the equity method, while the shares in PH Majewicz Sp. z o.o. are measured at the purchase price less impairment.

(all amounts are quoted in PLN thousand, unless specified otherwise)

12. SUBSIDIARIES

Information on non-consolidated subsidiaries:

Associates, name and corporate seat	Balance sheet value	Assets	Liabilities	Revenue	Profit (loss)	Net assets	% share in equity	% share in votes at the GM
Wioska Turystyczna Wilkasy Sp. z o.o.								
1st semi-annual period of 2005	**497**	4 286	1 168	478	(198)	3 118	100	100
1st semi-annual period of 2004	**497**	4 387	1 147	547	(169)	3 240	100	100
Orbis Kontrakty Sp. z o.o.								
1st semi-annual period of 2005	**100**	83	164	0	(181)	(81)	80	80
1st semi-annual period of 2004								
AutoOrbis Bus Sarl								
1st semi-annual period of 2005	**35**	610	655	387	(71)	(45)	100	100
1st semi-annual period of 2004								
Associates total								
1st semi-annual period of 2005	**632**	4 979	1 987	865	(450)	2 992		
1st semi-annual period of 2004	**497**	4 387	1 147	547	(169)	3 240		

13. BUSINESS COMBINATIONS AND DISPOSALS

Changes in the structure of Capital Group, including business combinations, purchases and disposals of subsidiaries are described in the notes 1.4.3 and 1.4.4 to the interim consolidated financial statements of the Capital Group.

14. INTERESTS IN JOINT VENTURES

Group Companies do not hold any interests in joint ventures.

15. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance at the beginning of period	2 652	3 982	3 982
Exchange rate differences	0	0	0
Acquisition	100	0	0
Other additions	0	0	0
Revaluation surplus transfer to equity	0	0	0
Impairment losses	0	(1 275)	(1 275)
Disposal	(2 013)	0	0
Other reductions	(12)	(55)	(27)
Balance as at the end of period	727	2 652	2 680

(all amounts are quoted in PLN thousand, unless specified otherwise)

Disposal of assets in the six months period of 2005 referred to the sale of shares in Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o., which is widely described in the note 1.4 of the interim consolidated financial statements of the Group.

Available-for-sale financial assets are composed of the following items:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Shares in listed companies	0	0	0
Shares/interest in non-listed companies, of which:	727	2 652	2 680
Shares/interest in non-consolidated related parties	0	0	0
Total available-for-sale assets	**727**	**2 652**	**2 680**

16. OTHER FINANCIAL ASSETS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance as at the beginning of period	**23 268**	**13 643**	**13 643**
Exchange rate differences	0	0	0
Acquisition	0	0	1 287
Loan granted	0	0	0
Financial lease agreements	12 420	8 239	1 548
Other additions	13	1 912	301
Loan repaid	(2 950)	(242)	(121)
Impairment loss	0	(40)	0
Other reductions	(9 621)	(244)	(8 157)
Balance as at the end of period	**23 130**	**23 268**	**8 501**

Other financial assets are composed of the following items:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Loans granted	364	3 193	3 289
Other long term receivables	20	94	170
Long-term prepayments and advances	7	76	142
Financial lease receivables	22 739	10 319	3 050
Shares in subsidiaries not subject to consolidation	0	9 586	1 850
Shares in other companies	0	0	0
Other financial assets, total	**23 130**	**23 268**	**8 501**

As at December 31, 2004 shares in subsidiaries not subject to consolidation referred to PKS Gdańsk Sp. z o.o., and as at June 30, 2004 PKS Tarnobrzeg Sp. z o.o.

(all amounts are quoted in PLN thousand, unless specified otherwise)

17. INVESTMENT PROPERTY

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance as at the beginning of period	44 463	45 739	45 739
Depreciation charge	(605)	(1 276)	(559)
Balance as at the end of period	43 858	44 463	45 180

The following amounts were recognized in the income statement:

	As at June 30, 2005	As at June 30, 2004
Rent received	1 563	1 919
Direct operating costs of investment property	685	502

18. OTHER LONG-TERM INVESTMENTS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance as at the beginning of period	635	601	601
Increase in fair value in the year	84	26	0
Other increases	14	8	0
Net loss resulting from the fair value adjustment	0	0	0
Balance as at the end of period	733	635	601

19. INVENTORIES

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Raw materials	9 227	10 191	10 473
Work in progress	2 041	1 209	1 199
Finished goods	0	22	0
Merchandise	793	1 879	771
Prepayments	123	521	1 582
Total inventories	**12 184**	**13 822**	**14 025**

The value of raw materials' inventories recognized as expenses in the 1st semi-annual period of 2005 amounted to PLN 41,021 thousand (in the 1st semi-annual period of 2004: PLN 39,104 thousand, and in 2004: PLN 84,403 thousand)

In the current period, no write-downs of inventories were made.

Inventories do not hedge the liabilities of Group Companies.

(all amounts are quoted in PLN thousand, unless specified otherwise)

20. TRADE AND OTHER CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Trade receivables	74 899	48 407	75 840
of which: receivables from related parties	692	495	1 036
Write-downs of receivables	(6 025)	(8 331)	(8 242)
Net trade receivables	**68 874**	**40 076**	**67 598**

Other current receivables are composed of the following items:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Current receivables	**17 487**	**17 486**	**23 182**
Loans to related parties	1 113	0	
Dividends	0	0	800
Taxes, grants, customs duties, social security and other benefits receivable	3 929	7 746	5 926
Receivables claimed in court litigation	843	64	746
Settlements of Company Social Fund	4 595	5 123	5 414
Other receivables	7 951	5 974	11 642
Write-downs of receivables	(944)	(1 421)	(1 346)
Current prepayments and advances	**25 100**	**5 368**	**22 322**
Prepayments and advances, of which:	25 100	5 368	22 322
service fees	213	29	187
wages and salaries and other	7 511	4	6 350
taxes and fees	5 659	0	5 324
insurance premiums	1 709	1 350	1 590
operating expenses	1 010	868	746
prepayments	4 561	1 854	3 797
calculation of Company Social Fund	2 107	0	2 140
other	2 330	1 263	2 188
Other current receivables, net	**42 587**	**22 854**	**45 504**

(all amounts are quoted in PLN thousand, unless specified otherwise)

21. FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH THE INCOME STATEMENT

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Debt securities			
Balance as at the beginning of period	60 669	1 302	1 302
- purchase	499 338	619 540	33 958
- disposal	(471 510)	(560 678)	(35 192)
- valuation	15	505	0
- other increases	942	0	0
Balance as at the end of period	89 454	60 669	68
Financial assets at fair value through profit or loss	**89 454**	**60 669**	**68**
Valuation of financial instrument (SWAP)			
Balance as at the beginning of period	23 410	0	0
- valuation	982	23 410	4 853
Balance as at the end of period	24 392	23 410	4 853
Financial liabilitiess held at fair value through profit or loss	**24 392**	**23 410**	**4 853**

Securities acquired by the Company to derive economic benefits arising from short-term changes in prices as well derivatives with a positive fair value are classified as **financial assets measured at fair value through the income statement.** As at the balance-sheet date these instruments were measured at fair value, they comprise bonds and certificates of deposit of PLN 59,226 thousand, treasury bonds of PLN 11,001 thousand, commercial bonds of PLN 17,955 thousand, and other deposits of PLN 1,272 thousand.

The list of debt securities as at June 30, 2005:
AIG Bank - transaction amount - PLN 5.138.762,80;
FCE Credit Polska SA - transaction amount – PLN 10,335,572.27;
Geant Polska Sp. z o.o. - transaction amount – PLN 495,674.50
GMAC Bank Polska S.A. - transaction amount – PLN 10,476,175.10;
Nestle Waters Polska S.A. – transaction amount – PLN 9,915,326.00;
Opel Bank – transaction amount – PLN 6,155,118.20 ;
Rabobank Polska S.A. – transaction amount – PLN 3,289,447.30 ;
SCA Packaging Poland Sp. z o.o. – transaction amount – PLN 8,183,580.85;
Cereal Partners Poland - transaction amount – PLN 4,926,502.35;
Treasury bonds – transaction amount – PLN 11,000,660.00;
Commercia bonds leader Price – transaction amount – PLN 17,745,405;
Other (deposits) – amount – PLN 1,272,000.

Financial assets and liabilities at fair value through profit or loss, are reported in the cash flow statement, in the section related to operating activities.

Changes in fair value of financial assets and liabilities at fair value through profit or loss, are reported under the „Other finance income/cost" item of the income statement (note 4.4).

The SWAP financial instrument is measured by bank Societé Genérale S.A. Branch in Poland.

Information on the SWAP instrument is presented in the note 25 of the consolidated financial statements.

(all amounts are quoted in PLN thousand, unless specified otherwise)

22. CASH AND CASH EQUIVALENTS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Cash on hand and balances with banks	50 808	32 053	52 392
Short-term bank deposits	1 069	10 524	15 881
Other cash and cash equivalents	4 886	11	6
Total cash and cash equivalents	**56 763**	**42 588**	**68 279**

Other cash and cash equivalents include cash of the Social Benefits' Fund, cash in transfer and other monetary assets.

23. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Type of shares preference	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration
A	common bearer	-	37 500 000	75 000 000	own funds	09.01.1991
B	common bearer	-	8 523 625	17 047 250	cash	21.04.1998
C	common bearer	-	53 383	106 766	cash	21.04.1998
Total number of shares			**46 077 008**			
Total share capital				**92 154 016**		
Par value on shares = PLN 2						
Hyperinflation evaluation of capital				**425 600 452**		
Balance sheet value of capital				**517 754 468**		

In connection with the revaluation of the contribution value with the use of hyperinflation indexes, the value of the share capital increased by PLN 425,600,452 to reach PLN 500,600,452.
The total restated value of the share capital amounts to PLN 517,754,468.

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Targeted number of shares/interest	**46 077 008**	**46 077 008**	**46 077 008**
Number of shares issued and paid	46 077 008	46 077 008	46 077 008
Number of shares issued but not paid	0	0	0
Number of preference shares	0	0	0
Par value per share	2	2	2
Shares in the company held by the company	0	0	0
Shares at the beginning of period	**46 077 008**	**46 077 008**	**46 077 008**
Change in the period:			
-			
Shares at the end of period	**46 077 008**	**46 077 008**	**46 077 008**

(all amounts are quoted in PLN thousand, unless specified otherwise)

Reserve Capitals

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Share premium reserve	133 385	133 385	133 385
Revaluation reserve (fair value revaluation of investments)	26	26	0
Deferred income tax	0	0	0
Total reserves	**133 411**	**133 411**	**133 385**

Other capitals

Other capitals comprise of exchange differences on translation of financial statements of a foreign subsidiary.

24. INTEREST-BEARING BORROWINGS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Long term liabilities			
Bank credits	223 488	220 019	266 749
Loans	56 423	57 279	65 296
Total long term liabilities	**279 911**	**277 298**	**0**
Short term liabilities			
Bank credits	1 123	2 345	1 130
Loans	1 980	1 010	4 820
Total short term liabilities	**3 103**	**3 355**	**5 950**

Maturity dates are presented in the table below:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
As broken down to maturity dates:			
Payable on demand or in up to 1 year	3 103	3 355	5 950
Over 12 months - up to 3 years	279 911	277 298	215 645
Between 3 and 5 years	0	0	116 400
Total interest-bearing liabilities	**283 014**	**280 653**	**337 995**
Amounts payable within 12 months (recognised in current liabilities)	3 103	3 355	5 950

Currencies of liabilities under interest-bearing borrowings are presented in the table below:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
As broken down to currencies:			
PLN	18 872	14 983	41 172
Foreign currencies (per currency and following translation into PLN):	264 142	265 670	296 823
thous./EUR	62 853	62 536	62 721
PLN thous.	253 695	255 084	284 890
thous./CHF	4 007	4 007	4 007
PLN thous.	10 447	10 586	11 933
In PLN, total	**283 014**	**280 653**	**337 995**

(all amounts are quoted in PLN thousand, unless specified otherwise)

Detailed information on incurred interest-bearing borrowings is provided below:

Debtor	Creditor	Title	Amount of credit/loan to be repaid PLN *EUR/CHF*	June 30, 2005	December 31, 2004	June 30, 2004	Interest rate	Maturity date	Security
"Orbis" S.A.	BWE	loan	PLN	1 661	1 992	2 338	15%	07.10.2007	blank sola bill of exchange, mortgage Hotel Solny, Francuski
"Orbis" S.A.	Ministry of Finance	loan	PLN	0	0	4 071	50% of refinancing credit	01.08.2005	
"Orbis" S.A.	Bank syndicate with Credit Lyonnais as a leading bank	bank credit	PLN	197 043	198 785	221 184	6M Euribor + margin	15.01.2008	mortgage on: Novotel Centrum Poz Novotel Airport Warszawa, Sofit Victoria Warszawa and guarantee Hekon for Tranche A secured on the property of the company
		bank credit	*EUR*	48 772	48 734	48 695			
"Orbis" S.A.	ACCOR Polska S.A.	bank credit	PLN	56 652	56 298	63 706	6M Euribor + margin	31.10.2008	none
		loan	*EUR*	14 022 479	13 801 918	14 025 279			
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank credit	PLN	2 500	3 750	5 000	1M Wibor + margin	2007	mortgage, assignment of insurance p
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank credit	PLN	13 129	7 444	27 674	3M Wibor + margin	2007	pledge on the fleet
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank credit	PLN	10 447	10 586	11932	3M Wibor + margin	2007	pledge on the fleet
		bank credit	*CHF*	4 007	4 007	4 007			
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank credit	PLN	1 492	1 790	2 089	1M Wibor + margin	31.12.2007	12 coaches+ mortgage
Other (ref. UAB Hekon, Capital Parking Sp. z o.o.)			PLN	90	8	0			
Total				**283 014**	**280 653**	**337 994**			

Security on assets comprise:
- mortgages on real estate totaled PLN 383,406 thousand
- pledge on the fleet totaled PLN 64,3939 thousand

In the current semi-annual period, interest rates were as follows:
Wibor 1M from 5.08 to 6.65
Wibor 3M from 4.90 to 6.65
Euribor 6M from 2.084 to 2.21.

The amount of unused credit facilities in the Capital Group is as follows:
Orbis S.A. – credit line on current account – PLN 700 thousand,
Orbis Transport Sp. z o.o. – roll over credit – PLN 18,924 thousand,
PBP Orbis Sp. z o.o. - credit line on current account – PLN 3,736 thousand.

Security on the Orbis Group's assets as collateral for credit facilities and loans

1. under a loan granted by the Bank Współpracy Europejskiej S.A. for ORBIS S.A. (agreement no 24/Orb/66804-5518-18-1/92) – blank sola bill of exchange and cap mortgage on the following hotel properties: Solny in Kołobrzeg and Francuski in Kraków, for the amount of PLN 22,840 thousand;

(all amounts are quoted in PLN thousand, unless specified otherwise)

2. under a loan granted by a bank syndicate – guarantee of HEKON Hotele Ekonomiczne S.A. for Tranche A and cap mortgages established on the following three hotel: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa, for the amount of PLN 354,441 thousand.
3. under a loan granted by Kredyt Bank S.A. – pledge on vehicles for an aggregate amount of PLN 64,939 thousand and assignment of rights in an insurance policy, and a cap mortgage for the amount of PLN 7,125 thousand.

Security on the issuer's assets other than collateral for credits and loans
A cap mortgage was established on the real property of the Holiday Inn Hotel in Warsaw, land and mortgage register no KW 97244, for a total amount of PLN 35 million as a security against the claims of Warimpex Leasing AG with its registered address in Vienna for tax liabilities foreseeable in accordance with the Polish law and related to exercise of lease agreements, transfer of the titles to perpetual usufruct of land and other payments which could encumber Warimpex Leasing AG in connection with the purchase of titles to perpetual usufruct of land and transfer of the ownership of the Holiday Inn Hotel in Warsaw and the Jelenia Góra Hotel in Jelenia Góra. In connection with the limitation of claims of Warimpex-Leasing A.G. by the lapse of time, Orbis S.A. will take actions to remove the said cap mortgage from the land and mortgage register.

25. OTHER NON-CURRENT LIABILITIES

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Liabilities from purchase of related companies	6 318	0	0
Finance lease liabilities	0	1 695	23
Measurement of a financial instrument (SWAP)	24 392	23 410	4 853
Other	6 174	7 276	190
Other non-current liabilities, total	**36 884**	**32 381**	**5 066**

Orbis S.A. holds three cross-currency interest rate SWAP instruments, acquired as an economic hedge against currency risk and change in the interest rate risk profile in respect of a credit taken to purchase shares of Hekon Hotele Ekonomiczne S.A., separately for individual amounts of credit depreciation. The hedged amount totals EUR 38,700 thousand. The initial transaction value equaled zero. The exchange of interest payments is effected on scheduled dates of payment of interest on hedged credit, while the final exchange of principal on credit depreciation dates. The Group does not use hedge accounting in respect of SWAP instruments.

The SWAP financial instrument is valued by the bank Societé Genérale S.A. Branch in Poland.

Changes in the value of the SWAP instrument are presented in note 21.

(all amounts are quoted in PLN thousand, unless specified otherwise)

26. PROVISIONS

	Provision for retirement benefits and alike	Provision for court litigation	Other provisions	Total provisions
As at January 1, 2005	**42 530**	**34 077**	**3 010**	**79 617**
Setting up of a provision in the period	4 831	1 702	11 329	17 862
Utilization of a provision in the period	(2 356)	0	0	(2 356)
Release of a provision in the period	0	(5 983)	0	(5 983)
Exchange rate adjustments	0	0	0	0
As at June 30, 2005	**45 005**	**29 796**	**14 339**	**89 140**
Short-term - semi-annual period of 2005	4 658	29 796	14 218	48 672
Long-term - semi-annual period of 2005	40 347	0	121	40 468
Total provisions - semi-annual period of 2005	**45 005**	**29 796**	**14 339**	**89 140**
As at January 1, 2004	**40 467**	**4 522**	**20 320**	**65 309**
Setting up of a provision in the period	9 620	29 822	2 970	42 412
Utilization of a provision in the period	(6 378)	0	0	(6 378)
Release of a provision in the period	(1 179)	(267)	(20 280)	(21 726)
Exchange rate adjustments	0	0	0	0
As at December 31, 2004	**42 530**	**34 077**	**3 010**	**79 617**
Short-term - 2004	5 227	34 077	2 970	42 274
Long-term - 2004	37 303	0	40	37 343
Total provisions - 2004	**42 530**	**34 077**	**3 010**	**79 617**
As at January 1, 2004	**40 467**	**4 522**	**20 320**	**65 309**
Setting up of a provision in the period	1 652	911	2 718	5 281
Utilization of a provision in the period	(2 961)	0	0	(2 961)
Release of a provision in the period	(542)	(100)	0	(642)
Exchange rate adjustments	0	0	0	0
As at June 30, 2004	**38 616**	**5 333**	**23 038**	**66 987**
Short-term - semi-annual period of 2004	5 596	5 333	2 209	13 138
Long-term - semi-annual period of 2004	33 020	0	20 829	53 849
Total provisions - semi-annual period of 2004	**38 616**	**5 333**	**23 038**	**66 987**

PROVISION FOR RETIREMENT SEVERANCE PAYS AND SIMILAR BENEFITS

Amounts of provisions for pension benefits and alike are measured on the basis of actuarial valuation.

As at June 30, 2005, the amount of provision was measured on an individual basis, separately for each employee.

Measurement of an employee provision is based on an anticipated amount of retirement or disability severance pay and anticipated costs of jubilee awards that the Company is obligated to pay under the Departmental Collective Labor Agreement. The so established amount is discounted on an actuarial basis. Amounts of annual write-downs are calculated in accordance with the Projected Unit Credit Method. The likelihood that a given person reaches retirement age as a Company employee and the likelihood that a given person lives to the date of payment of a jubilee award were determined by using the competing risk method that takes into account the following risks:
- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The risk of death was expressed in the form of statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the measurement date.

(all amounts are quoted in PLN thousand, unless specified otherwise)

The following growth rates of bases for retirement and disability severance pays and basis for the valuation of jubilee awards were adopted: 1.25% in the years 2006-2015 and 2.0% in other years.

The financial discount rate was determined on the basis of market yields on Treasury bonds, whose currency and redemption dates are convergent with the currency and estimated dates of settlement of employee benefits obligations. In respect of employee benefits payable before the expected date of Poland's entry to the Euroland, a market yield on 5Y Treasury bonds denominated in PLN that amounts to 4.95% was applied. In respect of employee benefits payable after the expected date of Poland's entry to the Euroland, a market yield on 15Y Treasury bonds denominated in EUR that amounts to 3.82% was used.

Among other provisions the most important amounts refer to:

- provision for Warimpex amounting to PLN 20,280 thousand, dissolved in 2004,
- restructuring provision resulting from implementation of development strategy of Capital Group in the amount of PLN 8,695 thousand.

RESTRUCTURING

Orbis has extensive plans concerning the establishment of a network of Economy Etap hotels comprising of 23 hotels, including the construction of 15 hotels, subjecting one hotel to the management contract and converting 7 already existing hotels to the Etap brand.

Furthermore, the Company plans to develop the network of economy Ibis hotels. By the year 2009, the Ibis hotel network is to embrace 17 hotels. The development program provides also for the construction of 4 new hotels, purchase of 1 hotel and subjecting 1 hotel to the management contract, as well as for converting 3 already existing hotels to the Ibis brand.

The program of restructuring of 4 hotels was commenced within the framework of the adopted strategy. The Company anticipates to reduce employment by 175 persons.
An agreement with representatives of trade unions has been reached. The agreement specifies the number of persons to be laid-off and a package of benefits arising from voluntary termination of employment offered by the Company, as well as amounts of severance pays for laid-off persons. The payroll-related liquidation costs and other costs related to the process were assessed at PLN 5,303 thousand which corresponds to the amount of a restructuring provision set up as at June 30, 2005.

The date of the end of the restructuring process was set for November 30, 2005.

At the same time, the Company's plans provide for additional lay-offs for reasons not on the part of employees. A provision of PLN 3,392 thousand was set up for that purpose and is expected to be utilized by the end of 2005.

27. TRADE AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Trade payables	60 642	58 218	61 104
of which: liabilities towards group companies	583	1 749	2 669
Prepaid supplies	18 815	0	0
Total trade payables	79 457	**58 218**	**61 104**

(all amounts are quoted in PLN thousand, unless specified otherwise)

Other current liabilities are composed of the following items:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Current liabilities	**59 314**	**35 854**	**71 574**
Dividends payable	15 667	0	15 666
Unpaid shares	0	13	38
Taxes, cusosms duties, social security contributions and other benefits payable	16 681	12 547	17 325
Salaries and wages payable	1 863	2 153	2 085
Other liabilities	12 856	13 106	24 829
Special funds	12 247	8 035	11 631
Prepayments and accruals	**34 721**	**23 797**	**32 770**
Accruals	19 630	12 372	20 036
liabilities towards employees	7 826	5 775	7 706
franchise fees	3 121	0	3 057
public and legal liabilities	4 466	4 169	3 805
non-invoiced supplies	3 087	1 984	4 312
travel agent's commissions	135	238	503
other	995	206	653
Deferred income	15 091	11 425	12 734
advances and prepayments	14 798	11 344	12 539
other	293	81	195
Other current liabilities, total	**94 035**	**59 651**	**104 344**

(all amounts are quoted in PLN thousand, unless specified otherwise)

28. CONTINGENT ITEMS

Contingent liabilities

Title	Transferee	Debtor/nature of relationships	Validity period	Amount as at the balance sheet date	Change in amount in 6 months ended June 30, 2005	Financial terms and other remarks
		Granted by Orbis S.A.				
surety for liabilities of "Orbis Casino" Sp. z o.o. against the bank under a loan agreement	BPH PBK S.A. with its corporate seat in Cracow	"Orbis Casino" Sp. z o.o. - associated company	30.12.2006	1 500	0	
surety for liabilities of "Orbis Casino" Sp. z o.o. against the bank under a loan agreement	BPH PBK S.A. with its corporate seat in Cracow	"Orbis Casino" Sp. z o.o. - associated company	13.04.2007	1 960	0	
surety for credit granted to "Globis Poznań" Sp z o.o. - registered pledge on shares of "Orbis" S.A. in "Globis Poznań" Sp z o.o	BZ WBK SA	"Globis Poznań" Sp z o.o - associated company		0	2 000	"Orbis" SA sold on 03.03. 2005 r. all its shares in Globis Poznań Sp. z o.o.
		Granted by PBP Orbis Sp. z o.o.				
bank guarantee	PP Porty Lotnicze ul.Żwirki i Wigury 1 00-906 W-wa		10.10.2005	6	0	
bank guarantee	Blue City Sp. z o.o.		31.03.2009	9		
bill of exchange	Kredyt Bank S.A.O/Ciechanów		30.06.2005	5 700	0	
bill of exchange	Polski Express Sp. z o.o.w Warszawie			100	0	
		Granted by Hekon Hotele Ekonomiczne S.A.				
Guarantee to repay Tranche A of a credit of EUR 10.000.000	bank syndicate with Credit Lyonnais as a leading bank	ORBIS SA		40 401	(-389)	Security covers whole assets of the company. The change results from the exchange rate.
			TOTAL:	49 676	1 611	
		Including intra Group liabilities :		43 861	-389	

Investment obligations of Orbis Transport Sp. z o.o. in connection with the acquisition of companies PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o..

The Group has taken over the liabilities resulting from the acquisition of organized enterprises PKS Tarnobrzeg Sp. z o.o. (agreement dated April 21, 2004) and PKS Gdańsk Sp. z o.o. (agreement dated December 7, 2004) .

In the case of PKS Tarnobrzeg, Orbis Transport has been obligated to:
- preserve the number of employees employed as at the contract date for the period of 36 months. Reduction in the number of employees by way of notice may result in penalties calculated in proportion to the lowest remuneration in the national economy,
- incur capital expenditure on property, plant and equipment of the subject of the contract with an aggregate value of PLN 3,000,000 in the period of first 3 financial years. This obligation has already been satisfied, and even surpassed.

The payment of the price has been secured with a cap mortgage on the title to perpetual usufruct of plots of land. Settlement of obligations is additionally secured by way of submitting to enforcement procedures pursuant to Article 777 §1 point 5 of the Code of Civil Procedures.

The contract of sale of PKS Gdańsk has obligated Orbis Transport to:

(all amounts are quoted in PLN thousand, unless specified otherwise)

- ensure employment for all taken over employees for the period of 2 years as from the date of contract. Failure to satisfy that obligation results in the calculation of penalties in proportion to the average remuneration in the national economy,
- incur capital expenditure on property, plant and equipment in the amount of PLN 6,000,000 until the year 2009.

The payment of the price and settlement of the remaining obligations have been secured by way of an ordinary combined mortgage established on the title to perpetual usufruct of plots of land and ownership title to buildings as well as submitting to enforcement procedures pursuant to Article 777 §1 point 5 of the Code of Civil Procedures.

29. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

29.1 HEDGING ACTIVITIES

Main areas of risk to which Group Companies are exposed include the risk of changes in foreign exchange rates and the interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and in the income statement.
No uniform policy of financial risk management is pursued within the Group.
Companies attempt to avoid the unnecessary financial risk (defined as cash flows volatility) and restrain the risk related to money and capital market volatility. This objective is implemented through identification, hedging and active management of risk as well as evaluation and monitoring of costs of Companies' debts.

29.2 INTEREST RATE RISK

Companies are exposed to a risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event of incurring a new debt or refinancing the existing debt.

29.3 CURRENCY RISK

The risk of changes in foreign exchange rates is important for Group Companies due to:
- entering, within the framework of core operating activities, into contracts related to the sale of tourist and hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies,
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies,
- incurring foreign currency credits or credits denominated in a foreign currency.

29.4 PRICE RISK

There exist the following price risk factors in the operations of the Orbis Group:
1. competition – strong competition is reported in all segments of Group's operations. Hotel market in Poland is marked by high growth in the number of rooms that were rendered operational in the years 1998-2005 which brought about a pressure on prices of hotel services. Travel agents' market is highly fragmented which similarly results in strong competition in that segment, particularly in the segment of outgoing traffic. Numerous companies offering car rental services operate on the short-term and long-term car rental market and, therefore, companies compete in terms of offered prices and scopes of the offer. Competition on the international coach passenger transport market is diversified depending upon the country of destination.
2. exchange rates – the EUR/PLN exchange rate represents a significant factor of price risk in hotel segment as well as in incoming and outgoing tourist traffic. Low rate of exchange of EUR against the Polish currency translates into a drop of PLN-denominated revenue from hotel segment, incoming traffic and short-term car rentals and, simultaneously, enhances the attractiveness of the offer of foreign outgoing traffic.
3. fuel prices – prices of diesel fuel represent a risk factor in the operations of the international coach passenger transport segment.

(all amounts are quoted in PLN thousand, unless specified otherwise)

29.5 CREDIT RISK

Credit risk to which the group Companies are exposed may result from:
- credit risk following from credit worthiness of financial institutions (banks, brokers) - hence cooperation with renowned financial institutions,
- credit worthiness of corporate clients which, owing to absence of considerable concentration of credit risk and substantial share of relatively small transactions in total turnover, does not require special hedging of transactions, besides monitoring of contracting parties in terms of their credit ratings,
- creditworthiness of entities whose securities are acquired by the Group Companies or in which Group companies invest.

29.6 LIQUIDITY RISK

The Company hedges liquidity through the use of long-term external credits and loans as well as of extended active credit lines on the current account.

30. RELATED PARTY DISCLOSURES (TRANSACTIONS)

30.1 REMUNERATION OF MEMBERS OF THE MANAGEMENT BOARD OF THE ISSUER

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Salaries and other short term employee benefits	1 955	6 649	5 287
Post employment benefits	137	0	0
Termination benefits	0	0	0
Other long term benefits	0	0	0
Share-based payments	0	0	0
TOTAL	2 092	6 649	5 287

(all amounts are quoted in PLN thousand, unless specified otherwise)

30.2 SALES OF GOODS AND SERVICES

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Net sales of products	3 779	12 911
- Accor S.A.	31	294
- to subsidiaries	632	9 554
- to associates	3 116	3 063
Net sales of merchandise and raw materials	0	0
- to subsidiaries	0	0
- to associates	0	0
Total net sale revenues	**3 779**	**12 911**
Other revenues	0	0
Total revenues	**3 779**	**12 911**

Prices applied in related party transactions are those applied in transactions with non-related parties.

The amounts provided concern non-consolidated companies, described in the note 1.4.2 and Accor S.A.

30.3 PURCHASES OF GOODS AND SERVICES

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Purchases of services	1 601	6 814
- Accor S.A.	726	1 169
- from subsidiaries	873	2 219
- from associates	2	3 426
Purchases of merchandise and raw materials	0	0
- from subsidiaries	0	0
- from associates	0	0
Cost of products, merchandise and raw materials	**1 601**	**6 814**

Prices applied in related party transactions are those applied in transactions with non-related parties.

The amounts provided concern non-consolidated companies, described in the note 1.4.2 and Accor S.A.

(all amounts are quoted in PLN thousand, unless specified otherwise)

30.4 SETTLEMENTS WITH RELATED PARTIES

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Trade account receivables	719	642	1 145
- Accor S.A.	27	147	109
- from subsidiaries	574	425	1 036
- from associates	118	70	0
Other receivables	1 056	242	1 042
- from subsidiaries	114	0	0
- from associates	942	242	1 042
Total receivables	**1 775**	**884**	**2 187**
Trade account payables	1 250	2 271	3 464
- Accor S.A.	667	522	795
- from subsidiaries	71	1 589	2 614
- from associates	512	160	55
Other payables	0	213	38
- from subsidiaries	0	0	25
- from associates	0	213	13
Total payables	**1 250**	**2 484**	**3 502**

The amounts provided concern non-consolidated companies, described in the note 1.4.2 and Accor S.A.

30.5 CONSOLIDATION EXCLUSIONS WITHIN THE GROUP

As at June 30, 2005, the following amounts of intra-group operations were excluded from consolidation:

as at June 30, 2005	Orbis S.A.	Hekon S.A.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Total
Intra-group transactions						
Receivables	55 032	118 302	229	145	0	173 708
Liabilities	111 354	21 044	3 451	30 801	7 058	173 708
Expenses	4 863	1 149	10 006	4 065	232	20 315
Revenues	13 076	4 410	1 865	964	0	20 315

30.6 CREDITS AND LOANS GRANTED TO RELATED PARTIES

Consolidation exclusions:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance at the beginning of the period:	20 234	0	0
Loans granted	12 400	20 000	0
Interest calculated	817	234	0
Payment of interest	(714)	0	0
Balance at the end of the period:	**32 737**	**20 234**	**0**

(all amounts are quoted in PLN thousand, unless specified otherwise)

In 2004, the amount of granted credits and loans includes a loan extended by Orbis S.A. to Orbis Transport, in 2005, this item includes also loans for PBP Orbis. As at June 30, 2005 Orbis S.A. granted also a loan to Orbis Kontrakty, subsidiary not subject to consolidation.

31. EVENTS AFTER THE BALANCE SHEET DATE

- On the basis of mutual concessions, on September 1, 2005 Orbis S.A. and the company Hotel Europejski w Warszawie S.A. (hereinafter: Hesa) executed an agreement that amicably settles all and any disputes and serves as the basis for final settlement of all existing or potential mutual claims concerning the Europejski Hotel in Warsaw.

  Orbis S.A. will pay the company HE S.A. the amount of PLN 29,000,000 plus VAT, i.e. in aggregate PLN 35,380,000 gross (say: thirty five million three hundred eighty thousand) utilizing the funds secured in an existing provision.

  Simultaneously to the execution of the above-mentioned agreement, the real estate of the Europejski Hotel was released to the company HE SA.

- No other significant events occurred after the balance sheet date that might exert significant impact on presented results for the 1st semi-annual period of 2005 and that have not been covered by these financial statements.

- Within the framework of the strategy of Orbis S.A. development, a new textual and graphic mark of "Orbis", featuring modern and dynamic lettering. The new logotype, serving as the basis for the creation of coherent image of companies ORBIS - ORBIS TRAVEL - ORBIS TRANSPORT, was registered with the Patent Office of the Republic of Poland with a simultaneous intention to file an application for protection in the European Union under rights in registration in Alicante.

32. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities

Change in inventories presented in the cash flow statement is equal to the balance-sheet change in the balance.

Change in receivables and prepayments	
Balance sheet change	61,579
- capital expenditure	(12,617)
- income tax	(7,504)
- other	(1,543)
Change in the cash flow statement	(39,915)

Change in current liabilities	
Balance-sheet change	55,635
- dividend from profit to be paid	(15,667)
- consolidation of a subsidiary	4,830
- other	2,084
Change in the cash flow statement	46,882

Change in provisions presented in the cash flow statement is equal to the balance-sheet change in the balance.

Other adjustments of result in cash flows related to operating activities include:	
- revaluation of property, plant and equipment	2.881
- settlement of credit commissions	173
- measurement of investments	195
- change in property, land and equipment	(65)
- measurement of a financial instrument	983
- change in income tax	(10,693)
- result on operations of exchange offices	(542)

(all amounts are quoted in PLN thousand, unless specified otherwise)

- other	(3,800)
Total	(10,868)

33. LITIGIOUS MATTERS

The litigious matter with the company Hotel Europejski S.A. has been resolved. Related information is provided in point 31 of notes to the semi-annual consolidated financial statements.

Novotel Centrum in Warsaw

Litigation upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no. 5021. The President of the Housing and Municipal Development Office declared, by virtue of the decision dated May 16, 2002, invalidity of the administrative decision of the Presiding Board of the National Council in the Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003 (delivered to Orbis S.A. attorneys on April 9, 2003), the President of the Housing and Municipal Development Office upheld in force the aforementioned decision of May 16, 2002. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003. In a letter dated August 31, 2004 addressed to the plaintiff's attorney (for information of the attorney of Orbis S.A.), the Minister of Infrastructure explained that the body applies for dismissing the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office declaring the invalidity of the administrative ruling of the Presidium of the Capital City of Warsaw refusing former owners the title to temporary ownership of the land located at 35 Jerozolimskie avenue. By virtue of decision dated October 20, 2004, the Voivodship Administrative Court owing to non-existence of a central state administration body competent for acting in the capacity of a party to the case concerned, suspended proceedings until the body will be able to take action on the case. The attorney of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson – Andrzejewska filed a complaint against that decision and motioned that the challenged decision be revoked in its entirety and that the case be referred to the Voivodship Administrative Court for re-consideration. On January 14, 2005, the Voivodship Administrative Court resumed suspended proceedings. The date of the hearing was fixed for August 18, 2005. On behalf of Orbis, the case is defended by Spółka Prawnicza I & Z s.c.. Ultimately, the date of the hearing was changed and the case was heard on August 26, 2005. The Voivodship Administrative Court dismissed the complaint of Orbis S.A. Attorneys of Orbis S.A. applied for the preparation and service of justification to the judgment which will allow to take decision whether to file a last resort complaint, or not.

Litigations concerning real property at 11, Pijarska street in Cracow

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1 with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of 3/16ths, P.A. Marczak owner of 1/16ths, G. Marczak owner of 1/16ths, A. Marczak owner of 1/16ths, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to 10/16ths. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615. By virtue of the judgment dated October 18, 2004, the Circuit Court admitted the plaintiffs' request in its entirety and adjudged an aggregate amount of PLN 7,230 to be paid by Orbis for the benefit of plaintiffs as reimbursement of costs of proceedings. On November 29, 2004, an appeal was lodged against the said judgment dated October 18, 2004 whereby the said judgment was challenged in its entirety. No new developments on that case. On behalf of Orbis S.A., the case is defended by attorney Janusz Nowiński.

(all amounts are quoted in PLN thousand, unless specified otherwise)

b) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550,800,00 along with statutory interest due from the date of the claim as a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing was adjourned until April 21, 2004. On December 01, 2003 the real property was released to its owners and this fact was confirmed in the take-over protocol. The case is currently suspended since we are awaiting a prejudicial resolution by the Circuit Court for Cracow – Śródmieście concerning the alignment of the wording of the entry in the Land and Mortgage Register (for that real estate) to the actual legal status (case file no. IC 1142/03). The case is pending.

   In April 2004, the two other owners of that real estate, namely Mrs. Magdalena Marczak and Andrzej Marczak, represented by attorney Małgorzata Piechota, filed an action with the District Court in Cracow to be attached to case file no. 761/04 for the payment of an amount of PLN 594,000.00 as remuneration for non-contractual use of the real estate at 11 Pijarska street in Cracow. At the hearing held on June 30, 2004, the Court, upon an application of the attorney of Orbis S.A., stated that the action related to the very same claim has already been filed with the Court and has been assigned case file no. IC 1142/03 and is currently being examined. In such circumstances, the Court issued a decision to combine the two cases to be examined jointly and to identify them under the formerly assigned case file no. IC 1142/03. No new developments related to that case. on behalf of Orbis S.A. the case is defended by attorney Janusz Nowiński.

c) On November 29, 2004, attorney of Orbis S.A filed a suit against owners of the tenement house located in Pijarska street in Kraków (S. Marczak, P. Marczak, G, Marczak, A. Marczak, A. Marczak, M. Marczak) for reimbursement of expenditure and applied for adjudging an amount of PLN 1,541,346.56 along with statutory interest as from December 1, 2003 and reimbursement of costs of proceedings to be paid jointly and severally to Orbis S.A.. On behalf of Orbis, the case is defended by attorney Janusz Nowiński.

d) On March 21, 2005 Orbis S.A. was summoned to appear before the District Court in Cracow, I Civil Division and to answer to an action initiated by Mrs. Irena Kuc against Orbis S.A. for the payment of the amount of PLN 100,000, along with statutory interest from the date of statement of claim, as remuneration for non-contractual use of real property located at 11, Pijarska street, in the period from September 20, 1994 until November 30, 2003. In response to the action, Orbis S.A. applied that the action be dismissed. On behalf of Orbis S.A. the case is defended by attorney Janusz Nowiński.

e) On April 11, 2005 Orbis S.A. was summoned to appear before the District Court in Cracow, I Civil Division and to answer to an action initiated by Mrs. Ewa Ciapała and Mr. Janusz Tabor against Orbis S.A. for the payment of the amount of PLN 50,000, along with statutory interest from the date of statement of claim, as remuneration for non-contractual use of real property located at 11, Pijarska street, in the period from September 20, 1994 until November 30, 2003. In response to the action, Orbis S.A. applied that the action be dismissed. On behalf of Orbis S.A. the case is defended by attorney Janusz Nowiński.

The provisions for possible claims resulting from litigations pending were not included in the financial statements.

34. OTHER INFORMATION

In the current semi-annual period, a control was performed by the II Revenue Office of the Mazowieckie Voivodship (MUS) in Warsaw in the company PBP Orbis in the period February 10-16, 2005. The scope of the control embraced „Grounds for reimbursement of VAT for November 2004". No irregularities were reported in the course of the control. x controls were performed in other companies.

Tax authorities may control books of accounts and tax settlements within the period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax along with penalties and interest. In the opinion of the Management Board, there exist no circumstances that would indicate the possibility of emergence of significant liabilities in that respect.

Capital Group Orbis

Independent registered auditor's report on the review of the consolidated interim financial statements as at June 30, 2005

Orbis

Independent registered auditor's report
on the review of the consolidated interim financial statements
for the period from 1 January 2005 to 30 June 2005

To the Shareholders and the Supervisory Board of Orbis S.A.

We have reviewed the attached consolidated interim financial statements of the Orbis S.A. Group (hereinafter called *the Group*), prepared by the Management Board of Orbis S.A. (hereinafter called *the Parent Company*), Warsaw, ul. Bracka 16, which comprise:

(a) the consolidated balance sheet as at 30 June 2005, showing total assets and total equity and liabilities of PLN 2,234,076 thousand;

(b) the consolidated income statement for the period from 1 January to 30 June 2005, showing a net profit of PLN 17,261 thousand;

(c) the statement of changes in consolidated equity for the period from 1 January to 30 June 2005, showing a decrease in equity of PLN 263 thousand;

(d) the consolidated cash flow statement for the period from 1 January to 30 June 2005, showing a net increase in cash and cash equivalents of PLN 14,175 thousand;

(e) the notes to the financial statements.

The Parent Company's Management Board is responsible for preparing the consolidated interim financial statements which comply with the applicable regulations. Our responsibility was to present a report on these consolidated interim financial statements based on our review.

We have performed our review in accordance with the auditing standards issued by the National Board of Registered Auditors, applicable in the Republic of Poland. Under these standards, we are obliged to plan and perform our review to obtain reasonable assurance that the consolidated interim financial statements are free of material irregularities. We have performed our review on the basis of an analysis of the above-mentioned consolidated interim financial statements, a review of the books of account and the information obtained from the Parent Company's Management Board and the employees of the Group.

The scope of our work was considerably smaller than the scope of an audit of consolidated financial statements, because our review was not aimed at expressing an opinion on the truth and fairness of the consolidated interim financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (Journal of Laws of 2002, No. 76, item 694 with subsequent amendments).

As set out in note 1.2.2, the Group decided to value its fixed assets using the historical method adjusted for the effect of hyperinflation. It has not been possible for the Group to either split all fixed assets by components, so the same depreciation rate has been applied to all fixed assets, or to verify the appropriateness of depreciation rates used in prior years. Therefore, the gross book values and depreciation could be different from what they should be if the split by components had been possible. We understand it is the intention of the Group to solve this issue for the 2005 year-end financial statements by considering a change in the basis of valuing its fixed assets to fair value. Due to the use of the historical costs method, the net value of the assets is lower than the fair market value, and so is the corresponding depreciation charge. This understatement has not been evaluated by the Group.

As set out in note 1.2.1, Management considered different interpretations presently made by the market place of IAS no 17. The management concluded that the rights of the perpetual usufructs of land acquired free of charge should be recognized in the balance sheet in the amounts resulting from an independent valuation. As at 30 June 2005, based on such a valuation, the value of these rights amounted to PLN 388,212 thousand. We are of the opinion that these rights should be classified as operating leases and recognized off balance sheet. According to this interpretation, the value of tangible assets and consolidated net assets would be overstated accordingly.

Moreover, the Group recognized the rights to the perpetual usufructs of land acquired for consideration with a value of PLN 48,409 thousand, as land. In our opinion, these rights should be presented as prepayments.

The Group uses 4 hotels on the basis of twenty-year lease agreements, classifying them as operating leases and not recognizing them on the balance sheet. These hotels were previously owned by the Group and were sold to a financial institution in 2002. The net value of these hotels as at the date of sale was PLN 98,782 thousand. In our opinion, the economic substance of this transaction and the provisions of the lease agreements indicate that the hotels, together with the liability to the lessor, should be presented in the consolidated balance sheet at their historical cost less deprecation charges, as required by IAS 17. In addition, retained earnings should be decreased by the profit on sale of the hotels, i.e. by approximately PLN 30,114 thousand, which should be deferred and amortised over the lease term.

The above-mentioned issues impact the deferred tax calculation, which has not been evaluated by the Group.

The attached consolidated interim financial statements do not include exhaustive information and disclosures as required under IAS. They have been listed in note 1.2.3 to the consolidated interim financial statements.

Except for the issues described above, our review has not revealed the need to make any other significant changes to the attached consolidated interim financial statements to obtain a fair and

ORBIS S.A.

Condensed interim financial statements as at June 30, 2005

Orbis

ORBIS S.A.

CONDENSED STATUTORY INTERIM FINANCIAL STATEMENT

as at June 30, 2005

SELECTED FINANCIAL FIGURES

for six months ended on June30, 2005 with comparable figures for the year 2004

	in PLN '000		in EUR '000	
	6 months ended June 30, 2005	6 months ended June 30, 2004	6 months ended June 30, 2005	6 months ended June 30, 2004
PROFIT AND LOSS ACCOUNT				
Net sales of products, merchandise and raw materials	281 865	283 332	69 076	59 887
Operating profit (loss)	37 961	25 965	9 303	5 488
Net profit (loss) on continuing operations	23 742	24 539	5 818	5 187
BALANCE SHEET				
Fixed assets	1 995 176	2 059 367	493 843	453 385
Current assets	191 397	106 097	47 374	23 358
Shareholders' equity	1 560 386	1 537 695	386 225	338 535
Long-term liabilities	378 142	408 623	93 597	89 961
Short-term liabilities	248 045	219 146	61 396	48 247
CASH FLOW STATEMENT				
Net cash flow from operating activity	36 747	38 434	9 006	8 124
Net cash flow, total	5 551	(2 205)	1 360	(466)
EARNINGS PER SHARE				
Earnings per share for the financial year	0,52	0,53	0,13	0,11

EUR EX rate applied to convert:		
- for balance sheet items	4,0401	4,5422
- for P&L, CF items	4,0805	4,7311

BALANCE SHEET

as at June 30, 2005, December 31, 2004 and June 30, 2004

(figures have been presented in PLN '000)

Assets		balance as at June 30, 2005	balance as at Dec. 31, 2004	balance as at June 30, 2004
Fixed assets		**1 995 176**	**2 022 805**	**2 059 367**
Tangible fixed assets	8	1 399 646	1 423 900	1 468 184
Intangible assets, of which:	9	1 908	2 459	2 033
- goodwill		0	0	0
Investment in subsidiaries and associated companies	10 , 11, 12	470 085	475 173	472 060
Financial assets held for trading	15	31	31	31
Other financial assets	16	364	485	606
Investment property	17	44 106	44 711	45 492
Other long-term investments	18	649	635	601
Deferred income tax assets	4	78 387	75 411	70 360
Current assets		**191 397**	**123 227**	**106 097**
Inventories	19	7 440	8 509	9 197
Trade receivables	20	27 947	14 109	31 042
Income tax receivables		1 452	4 680	3 028
Other short-term receivables	20	76 628	32 384	34 748
Financial assets at fair value through profit or loss	21	59 226	50 392	0
Cash and cash equivalents	22	18 704	13 153	28 082
Total assets		**2 186 573**	**2 146 032**	**2 165 464**

BALANCE SHEET, continued

as at June 30, 2005, December 31, 2004 and June 30, 2004

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities		balance as at June 30, 2005	balance as at Dec. 31, 2004	balance as at June 30, 2004
Shareholders' equity	23	**1 560 386**	**1 552 311**	**1 537 695**
Share capital		517 754	517 754	517 754
Reserve capitals		133 411	133 411	133 385
Other capitals		0	0	0
Retained profits		909 221	901 146	886 556
Long-term liabilities		**378 142**	**376 999**	**408 623**
Credits and loans	24	252 940	255 575	285 947
Provision for deferred income tax	4	65 774	65 369	66 421
Other long-term liabilities	21, 25	24 392	23 410	5 002
Provision for pension and similar benefits	26	34 955	32 645	30 424
Provisions for liabilities	26	81	0	20 829
Short-term liabilities		**248 045**	**216 722**	**219 146**
Credits and loans - current	25	2 416	1 500	5 352
Trade liabilities	27	21 032	22 494	18 276
Income tax liabilities		0	0	0
Other short-term liabilities	27	177 514	151 154	182 922
Provision for pension and similar benefits	26	4 446	4 527	5 094
Provisions for liabilities	26	42 637	37 047	7 502
Total liabilities		**2 186 573**	**2 146 032**	**2 165 464**

PROFIT AND LOSS ACCOUNT

for six months ended on June30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

		6 months ended June 30, 2005	6 months ended June 30, 2004
Net sales of services	3.1	281 865	283 332
Net sales of other products, merchandise and raw materials	3.1	2 004	2 200
Cost of products, merchandise and raw materials sold	3.2	(200 796)	(199 120)
Gross profit (loss) on sales		**83 073**	**86 412**
Other operating income	3.1	36 949	16 620
Distribution & marketing expenses		(17 998)	(19 333)
General overheads & administrative expenses		(42 902)	(44 683)
Other operating expenses	3.3	(21 161)	(13 051)
Operating profit (loss)		**37 961**	**25 965**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies		13	0
Other financial income	3.4	2 361	15 746
Financial expenses	3.4	(12 801)	(13 799)
Profit (loss) before tax		**27 534**	**27 912**
Corporate income tax	4	(3 792)	(3 373)
Net profit (loss) on continuing operations		**23 742**	**24 539**
Discontinued operations		**0**	**0**
Loss on discontinued operations	5	0	0
Net profit (loss) for the financial year		**23 742**	**24 539**
Earnings (loss) per common share (in PLN)	6		
Earnings per share for the financial year		0,52	0,53
Earnings per share from continuing operations		0,52	0,53

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for six months ended on June30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Other	Retained profits	Total
Twelve months ended on December 31, 2004					
Balance as at January 1, 2004	517 754	133 385	0	877 683	1 528 822
- profit (loss) for the financial year	0	0	0	39 133	39 133
- effect of revaluation according to IAS 40	0	26	0	(4)	22
Total changes during the period	**0**	**26**	**0**	**39 129**	**39 155**
dividends	0	0	0	(15 666)	(15 666)
Balance as at December 31, 2004	**517 754**	**133 411**	**0**	**901 146**	**1 552 311**
of which: six months ended on June 30, 2004					
Balance as at January 1, 2004	517 754	133 385	0	877 683	1 528 822
- profit (loss) for the financial year	0	0	0	24 539	24 539
Total changes during the period	**0**	**0**	**0**	**24 539**	**24 539**
dividends	0	0	0	(15 666)	(15 666)
Balance as at June 30, 2004	**517 754**	**133 385**	**0**	**886 556**	**1 537 695**
Six months ended on June 30, 2005					
Balance as at January 1, 2005	517 754	133 411	0	901 146	1 552 311
- profit (loss) for the financial year	0	0	0	23 742	23 742
					0
Total changes during the period	**0**	**0**	**0**	**23 742**	**23 742**
dividends	0	0	0	(15 667)	(15 667)
Balance as at June 30, 2005	**517 754**	**133 411**	**0**	**909 221**	**1 560 386**

CASH FLOW STATEMENT

for six months ended on June30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

		6 months ended June 30, 2005	6 months ended June 30, 2004
OPERATING ACTIVITY			
Gross profit (loss)		**27 534**	**27 912**
Adjustments:		**12 347**	**13 480**
Depreciation and amortization	3.2	35 952	33 871
(Gain) loss on foreign exchange differences		(2 431)	(14 684)
Interest	3.1,3.3	(13 903)	(4 723)
(Profit) loss on investing activity		(4 924)	(5 100)
Change in receivables and deferred and accrued expenses	20	(18 615)	7 752
Change in current liabilities, excluding loans and bank credits	27	9 485	(13 909)
Change in reserves	26	8 305	4 114
Change in inventories	19	1 069	915
Other adjustments		(2 591)	5 244
Cash from operating activity		**39 881**	**41 392**
Income tax (paid)/reimbursed		(3 134)	(2 958)
Net cash flow from operating activity		**36 747**	**38 434**
INVESTING ACTIVITY			
Income from the sale of tangible fixed assets and intangible assets		4 252	7 698
Income from sale of group companies		2 015	0
Income from sale of short-term securities		214 040	34 066
Income from interest		1 133	0
Repayment of long-term loans granted		2 776	0
Expenditure on tangible fixed assets and intangibles		(13 917)	(14 638)
Expenditure on purchase of group companies		(80)	(24 222)
Expenditure on purchase of short-term securities		(221 840)	(33 958)
Granting of loans		(12 529)	(1 244)
Net cash flow from investing activity		**(24 150)**	**(32 298)**
FINANCING ACTIVITY			
Repayment of credits and loans		(201)	(1 658)
Repayment of interest		(6 845)	(6 683)
Net cash flow from financing activity		**(7 046)**	**(8 341)**
Change in cash and cash equivalents		**5 551**	**(2 205)**
Cash and cash equivalents at the beginning of period		**13 153**	**30 287**
Cash and cash equivalents at the end of period		**18 704**	**28 082**

ORBIS S.A.

Additional information to condensed interim financial statements
as at June 30, 2005

Orbis

NOTES TO THE CONDENSED SEMI-ANNUAL FINANCIAL STATEMENTS as at June 30, 2005.

1. BACKGROUND

1.1 GENERAL INFORMATION

The attached financial statements incorporate the financial figures of the Company Orbis S.A. having its corporate seat in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs approx. 5000 persons and operates a network of 55 hotels (10 000 rooms) in 30 major cities, towns and resorts in Poland. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

The functional and reporting currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless specified otherwise.

1.2 STATEMENT OF COMPLIANCE WITH REGULATIONS

On February 10, 2005 the Extraordinary General Meeting of Orbis S.A. was held. It passed the resolution on preparation of financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) from January 1, 2005.

The attached financial statements have been prepared in accordance with accounting rules concerning interim financial reporting accepted in the European Union, issued and valid on the date of these financial statements and with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34) and are covered by IFRS 1 "First-time Adoption of International Financial Reporting Standards", because it is the financial statement for the period which is a part of the first financial year, for which the Company prepares financial statements in accordance with IFRS, i.e. the year ending December 31, 2005.

1.2.1 Disclosure in the balance sheet the perpetual usufruct of land obtained gratuitously

The Company has disclosed in the balance sheet titles to perpetual usufruct of land acquired from the local administration authorities gratuitously as a result of administrative decisions at fair value, on the basis of an expert's valuation.

The value of titles to perpetual usufruct of land acquired gratuitously, recorded in the balance sheet in 2004, accounted as at June 30, 2005 PLN 403,842 thousand, as at December 31, 2004 PLN 409,384 thousand, and as at June 30, 2004 PLN 420,027 thousand.

With regard to titles to perpetual usufruct of land acquired gratuitously, the Management Board considered different interpretations concerning IAS 17 available on the market and decided, that to perpetual usufruct of land acquired gratuitously should be disclosed in the balance sheet at values estimated on the basis of an independent expert's valuation.

1.2.2. Valuation of Property, Plant and Equipment

While preparing the first consolidated financial statements according to IFRS 1 the Company has assessed the value of Property, Plant and Equipment according to historical costs corrected by hyperinflationary indices.

The Company plans to apply in its annual consolidated financial statements as at December 31, 2005 the facultative exemption concerning the possibility of using the fair value as deemed cost.
The Company's intention is to conclude the process of full assessment of hotels' fair value and presenting those amounts in annual financial statement for 2005.

However, at present, on the evidence of the decision taken by the Management Board of Orbis S.A., the Company has performed the prudent estimate of hotels while confining their value to the lower of the following amounts: historical cost corrected by hyperinflationary indices and the value resulting from EBITDA corrected by indices mainly depending on the brand of the hotel and its location (the description of the EBITDA method is

disclosed in the note 2.1.6 of the interim consolidated financial statement). Values calculated with this method may differ from the fair value of the hotels, in fact they might have been understated.

1.3 BASIS FOR THE PREPARATION OF FINANCIAL STATEMENTS

The presented condensed financial statements set out balance sheet figures as at June 30, 2005 and comparative figures as at June 30, 2004 and for 2004, statement of changes in shareholders' equity for the 1st semi-annual period of 2005 and the 1st semi-annual period of 2004, income statement and cash flow statement covering figures for the 1st semi-annual period of 2005 and comparative figures for the 1st semi-annual period of 2004, as well as explanatory notes to the above specified financial statements.

Until the year 2004 inclusive, the financial statements of Orbis S.A. were prepared in accordance with the provisions of the Accounting Act of September 29, 1994, the Decree of the Council of Ministers of March 19, 2002 amending the Ordinance of the Council of Ministers of October 16, 2001 on current and periodical information provided by issuers of securities, and with the Decree of the Council of Ministers of August 11, 2004 on detailed requirements to be fulfilled by the issue prospectus and a summary of the prospectus.
Reconciliations and the description of transition from the Accounting Act to IFRS are presented in note 2.4 to the financial statements.
Starting from the year 2005, the financial statements of Orbis S.A. are prepared in accordance with IFRS.
Comparative figures for 2004 were restated to reflect the effects of transition to IFRS.

The financial statements have been prepared on the assumption that Orbis S.A. is a going concern company. As at the date of these financial statements, there exist no circumstances that would indicate a threat to the continuation of the Company's operations in the foreseeable future.

These financial statements were approved by the management Board on September 26, 2005.

The condensed financial statements of Orbis S.A. as at June 30, 2005 should be read together with the consolidated financial statements of the Capital Group Orbis S.A. as at June 30, 2005.

2. STATEMENT OF ACCOUNTING POLICIES AND THEIR CHANGES

2.1 ACCOUNTING POLICIES OF ORBIS S.A

The accounting policies of Orbis S.A., applicable as from January 1, 2005, has been fully disclosed in point 2.1 of notes to the interim consolidated financial statements of the Orbis Group prepared as at June 30, 2005.

In lieu of policies presented in points 1 – 3 of the consolidated financial statements, the following items are disclosed in the separate financial statements of Orbis S.A.:

Interests in subsidiaries, affiliates and associates:

Interests or shares in subsidiaries and associates of Orbis S.A. are reported at cost, taking into account changes in the Company's share of net assets that occurred until the balance sheet date, less impairment losses.

Changes in the value of presented interests due to impairment are reported directly in the financial result, in the „Finance income/cost" item.

2.2 INFORMATION CONCERNING INTERIM AMOUNTS

Presentation of information concerning interim amounts is disclosed in point 2.2 of notes to the interim consolidated financial statements.

2.3 IMPORTANT ESTIMATES AND ASSUMPTIONS

Description of important estimates and assumptions in presented in point 2.4 of notes to the interim consolidated financial statements.

2.4 EXPLANATIONS CONCERNING THE TRANSITIONS TO IFRS

Financial statements for 2005 are for the first time prepared in accordance with IFRS. The following data have to be disclosed during the year in which IFRS standards were applied for the first time. Financial statements for the year ended December 31, 2004 were the last financial statements prepared in accordance with the Accounting Law. Therefore January 1, 2004 is deemed the date of transition to principles consistent with IFRS.

2.4.1 BASIS FOR THE TRANSITION TO IFRS

The financial statements for the 1st semi-annual period of 2005 factor all mandatory exemptions, moreover a decision was taken to benefit from the following exemptions from the application of individual IFRS.

1. Fair value as deemed cost

In accordance with the decision of the Management Board of Orbis S.A. the opening balance of some property, plant and equipment items (and in particular perpetual usufruct of land and land acquired gratuitously) and investment property as at January 1, 2004, was determined by applying the measurement at fair value deemed as cost.

2.4.2 RECONCILIATION OF BALANCE SHEET AS AT JANUARY 1, 2004 (DATE OF TRANSITION TO PRINCIPLES CONSISTENT WITH IFRS)

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Fixed Assets		**1 681 494**	**402 567**	**2 084 061**
Property, plant and equipment	1	1 191 202	305 020	1 496 222
Intangible assets, of which:	2	5 006	(3 174)	1 832
- goodwill		0		0
Investments in an associated company consolidated by the equity method		470 698		470 698
Available-for-sale financial assets		1 306		1 306
Other financial assets		727		727
Investment property	3	0	46 130	46 130
Other long-term investments	4	567	34	601
Deferred tax assets	6	11 988	54 557	66 545
Current Assets		**96 035**	**(17 266)**	**78 769**
Inventories		10 112		10 112
Trade receivables		17 932		17 932
Income tax receivables		5 157		5 157
Other short-term receivables		15 281		15 281
Other short-term investments	5	17 266	(17 266)	0
Financial assets at fair value through profit or loss		0		0
Cash and cash equivalents		30 287		30 287
Total Assets		**1 777 529**	**385 301**	**2 162 830**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 194 607**	**334 215**	**1 528 822**
Share capital	7	92 154	425 600	517 754
Reserve capitals		133 385		133 385
Other reserve capitals		0		0
Retained earnings	8	969 068	(91 385)	877 683
Long term liabilities		**380 462**	**51 086**	**431 548**
Credits and loans		302 648		302 648
Deferred tax	9	14 017	51 086	65 103
Other non-current liabilities		12 255		12 255
Provision for retirement benefit and alike		31 262		31 262
Provisions for liabilities		20 280		20 280
Short term liabilities		**202 460**	**0**	**202 460**
Credits and loans		4 580		4 580
Trade payables		24 729		24 729
Other current liabilities		162 771		162 771
Provision for retirement benefit and alike		5 858		5 858
Provisions for liabilities		4 522		4 522
Total equity and liabilities		**1 777 529**	**385 301**	**2 162 830**

Additional information to reconciliation of equity as at January 1, 2004.

1. Tangible assets:

Revaluations for hyperinflation	278 562
Adjustment concerning capitalisation of borrowing costs and translation differences	(11 391)
Impairment of tangible fixed assets	(298 139)
Revaluation of fixed assets to the fair value	344 327
Depreciation of titles to perpetual usufruct of land	(879)
Reclassification of assets from fixed assets to investment property	(7 460)
TOTAL	**305 020**

Revaluation as deemed cost

Tangible assets acquired prior to the end of 1996, i.e. in the period of hyperinflation, and were not fully depreciated as at the date of transition to IFRS were revalued by applying hyperinflation indexes in accordance with IAS 29. Orbis S.A. reversed the revaluation made by applying specific price growth indexes as at September 30, 1994 as they were deemed as incompliant with IAS 29. Subsequently, a revaluation with the use of indexes of the Central Statistical Office (GUS) was made for the period starting from the date of acquisition of property, plant and equipment components until December 31, 1995. As a result of the hyperinflationary revaluation made, the net value of property, plant and equipment grew by PLN 278,562 thousand as at January 1, 2004 against the value reported in the financial statements prepared in accordance with formerly applicable standards, the financial result for 6 and 12 months of 2004 decreased by PLN 5,329 thousand and by PLN 6,984 thousand, respectively.

Exchange differences and borrowing costs

Pursuant to the Accounting Act, the Company included the costs of servicing the liabilities incurred to finance the acquisition/manufacture of tangible assets and related exchange differences, less income from such differences, in the cost of tangible assets. For the purposes of IFRS, the Company has opted to recognize borrowing costs in the income statement in the period in which they were incurred. Therefore, adjustments of tangible assets were made as at January 1, 2004 in correspondence with the Company's retained earnings, thus decreasing the net value of tangible assets by PLN 11,391 thousand. Furthermore, the entire amount of interest and exchange differences capitalized in 2004 was adjusted in correspondence with the borrowing costs and depreciation costs.

Impairment

In accordance with IAS 36, the Company considered whether, as at the date of transition to IFRS, there exist, or not, indications that an impairment of property, plant and equipment may have occurred. Since the Company found out that indications that an impairment of property, plant and equipment may have impaired exist, the Company tested cash-generating units to which these assets belong for impairment and made a write-down whenever the recoverable amount (specified in the Semi-annual consolidated financial statements as at June 30, 2005, note 2.1, Accounting policies of the Group, point 4, Property, plant and equipment) was lower than the carrying amount (IAS 36.59).

Fair value measurement of land and titles to perpetual usufruct of land

As at the of transition to IFRS, the Company made fair value measurement of land and titles to perpetual usufruct of land, acquired gratuitously on the basis of an administrative decision, previously disclosed at the value determined in accordance with prices specified in first decisions of local administration authorities, constituting the basis for the calculation of an initial fee for the use of this land, and recognized this amount as deemed cost. The fair value of land and titles to perpetual usufruct of land was determined on the basis of a valuation performed by an independent expert. This resulted in an increase of the value of land by PLN 351 thousand, and the value of titles to perpetual usufruct of land by PLN 343,976 as at January 1, 2004. The adjustment was recognized in retained earnings.

Depreciation of perpetual usufruct of land

In accordance with previously applied accounting standards, acquired titles to perpetual usufruct of land were not depreciated. Presently, depreciation has been calculated for these titles, taking into account the their estimated useful life.

2. Intangible and legal assets

Initial fee for the affiliation with a hotel network

In accordance with previously applicable accounting standards, the value of initial fees for the affiliation with a hotel network, contributed under license agreements, was reported as intangible and legal assets and amortized with the use of amortization period convergent with the end of the term of these agreements. Adopting the criteria of identifiablity of assets laid down in IAS 38, these fees were deemed not to meet the requirements that are necessary for them be recognized as an intangible and legal asset and they were directly classified as expenses. As a result of the adjustment made, as at January 1, 2004 the net value of intangible and legal assets went down by PLN 3,174 thousand, against the value reported in the financial statements prepared in accordance with previously applicable standards, the financial result for 6 and 12 months went up by PLN 119 thousand and by PLN 54 thousand, respectively.

3. Investment property

The Company analyzed real property held in terms of the manner of use. Where real property was found to be a source of income from rentals or that it will be held for capital appreciation, or both, such real property previously classified as a tangible asset was now classified as an investment property under IAS 40 Investment Property. For the purposes of measurement of such real property, the Company has chosen the same method as in the case of tangible assets (measurement at cost less depreciation charges and impairment losses).
Adjustments related to investment property is presented below:

Reclassification of investment property from other short term investments	18 554
Calculation of depreciation	(6 962)
Revaluation for hyperinflation of investment property	6 273
Revaluation of land and titles to perpetual usufruct of land to fair value	21 293
Revaluation of investments rented	(488)
Reclassification of buildings and titles to perpetual usufruct of land from fixed assets to investment property	7 460
TOTAL	**46 130**

Previously, the Company recognized real property and titles to perpetual usufruct of land held for sale as other short-term investments. These investments were recognized at cost. Presently, they are recognized as investment property at cost, net of depreciation charges and impairment losses. In that connection, depreciation on that real property was calculated in correspondence with the Company's retained earnings, thus decreasing the value of real property by PLN 6,962 thousand.

Investment property acquired prior to the end of 1996, i.e. in the period of hyperinflation, and were not fully depreciated as at the date of transition to IFRS, were revalued by applying hyperinflation indexes. Orbis S.A. made a revaluation by applying indexes of the Central Statistical Office (GUS) for the period starting from the date of acquisition of an investment property until December 31, 1996. As a result of the hyperinflationary revaluation made, the value of investment property grew by PLN 6,273 thousand as at January 1, 2004 against the value reported in the financial statements prepared in accordance with formerly applicable standards, the financial result for 6 and 12 months of 2004 decreased by PLN 261 thousand and by PLN 522 thousand, respectively.

The Company measured titles to perpetual usufruct of land related to investment property that were acquired gratuitously on the basis of an administrative decision at fair value. Fair value of titles to perpetual usufruct was determined on the basis of a valuation of an independent expert. The Management Board's approach concerning the issue of presenting in the balance sheet the titles to perpetual usufruct of land acquired gratuitously is presented in the note 1.2.1 of the semi annual consolidated financial statements as at June 30, 2005. This resulted in an increase of the value of titles to perpetual usufruct of land by PLN 21,293 thousand as at January 1, 2004. The adjustment was recognized in retained earnings.

Reclassification of real property from tangible assets did not affect the value of equity and amount of retained earnings.

4. Other long-term investments
Reclassification of works of art from short-term investments to long-term investments where are other similar assets are reported.

5. Other short-term investments
Adjustments related to other short-term investments are presented below:

Reclassification from short-term investments to investment property	(18.554)
Reclassification from short-term investments to other long-term investments	(35)
Reversal of a write-down of short-term investments	1.323
TOTAL	**(17.266)**

Since depreciation on investment property was measured, a write-down of real property so far reported as short-term investments of PLN 1,323 thousand was reversed.

6. Deferred tax assets
The above adjustments increased deferred tax assets in the following manner:

Adjustment concerning capitalisation of borrowing costs and translation differences	2 164
Impairment of fixed assets	52 041
Withrawal of measurement of short-term investments	(251)
Adjustment concerning initial fee for affiliation with a hotel brand	603
TOTAL	**54 557**

7. Share capital – translation of equity by applying hyperinflation indexes
Pursuant to IAS 29 Financial Reporting in Hyperinflationary Economies (IAS 29.24) components of equity (save for retained earnings and any revaluation surplus) were restated by applying a general price index from the dates the components were contributed, and for the period in which Polish economy was a hyperinflationary one, i.e. for the period until December 31, 1996. As a result of translations made, the share capital increased by PLN 425,600 thousand. The effect of translation of relevant components of equity by applying inflation indexes was recognized in retained earnings. This translation does not impact the aggregate value of equity as at the date of transition to IFRS and subsequent balance sheet dates.

8. Retained earnings
Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation of equity	(425 600)
Revaluations for hyperinflation	284 835
Adjustment concerning capitalisation of borrowing costs and translation differences	(11 391)
Impairment of tangible fixed assets and investment property	(298 627)
Revaluation of fixed assets to the fair value	365 619
Depreciation of titles to perpetual usufruct of land	(879)
Calculation of depreciation of assets reclassified from short-term investments	(6 962)
Adjustment concerning initial fee for affiliation with a hotel brand	(3 174)
Withdrawal of impairment of short term investments	1 323
Tax effects of above changes	3 471
TOTAL	**(91 385)**

9. Provision for deferred income tax

The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluation for hyperinflation	54 116
Revaluation of fixed assets to the fair value	(1 701)
Withdrawal of a temporary difference on depreciation of short-term investments	(1 329)
Adjustment concerning initial fee for affiliation with a hotel brand	**51 086**

2.4.3 RECONCILIATION OF BALANCE SHEET AS AT JUNE 30, 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Fixed Assets		**1 679 304**	**380 063**	**2 059 367**
Property, plant and equipment	1	1 170 759	297 425	1 468 184
Intangible assets, of which:		5 088	(3 055)	2 033
- goodwill		0		0
Investments in an associated company consolidated by the equity method		472 060		472 060
Available-for-sale financial assets		31		31
Other financial assets		606		606
Investment property	2	14 074	31 418	45 492
Other long-term investments		601		601
Deferred tax assets	4	16 085	54 275	70 360
Current Assets		**109 255**	**(3 158)**	**106 097**
Inventories		9 197		9 197
Trade receivables		31 042		31 042
Income tax receivables		3 028		3 028
Other short-term receivables		34 748		34 748
Other short-term investments	3	3 158	(3 158)	0
Financial assets at fair value through profit or loss		0		0
Cash and cash equivalents		28 082		28 082
Total Assets		**1 788 559**	**376 905**	**2 165 464**
Equity and liabilities		**Polish Accounting Act**	**Effect of transition to IFRS**	**IFRS**
Shareholders' equity		**1 210 863**	**326 832**	**1 537 695**
Share capital		92 154	425 600	517 754
Reserve capitals		133 385		133 385
Other reserve capitals		0		0
Retained earnings	5	985 324	(98 768)	886 556
Long term liabilities		**358 550**	**50 073**	**408 623**
Credits and loans		285 947		285 947
Deferred tax	6	16 348	50 073	66 421
Other non-current liabilities		5 002		5 002
Provision for retirement benefit and alike		30 424		30 424
Provisions for liabilities		20 829		20 829
Short term liabilities		**219 146**	**0**	**219 146**
Credits and loans		5 352		5 352
Trade payables		18 276		18 276
Income tax liabilities		0		0
Other current liabilities		182 922		182 922
Provision for retirement benefit and alike		5 094		5 094
Provisions for liabilities		7 502		7 502
Total equity and liabilities		**1 788 559**	**376 905**	**2 165 464**

Additional information to reconciliation of balance sheet as at June 30, 2004

Adjustments relate to items described in detail in the presentation of restatements as at January 1, 2004, having taken into account the events that occurred in the 1st semi-annual period of 2004.

1. Property, plant and equipment

Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	273 494
Adjustment concerning capitalisation of borrowing costs and translation differences	(10 025)
Impairment of tangible fixed assets	(294 722)
Revaluation of fixed assets to the fair value	339 220
Depreciation of titles to perpetual usufruct of land	(3 302)
Reclassification of assets from fixed assets to investment property	(7 240)
TOTAL	**297 425**

2. Investment property

Adjustments related to investment property are presented below:

Reclassification of investment property from other short term investments	4 481
Calculation of depreciation	(7 055)
Revaluation for hyperinflation of investment property	6 012
Revaluation of land and titles to perpetual usufruct of land to fair value	21 228
Revaluation of investments rented	(488)
Reclassification of buildings and titles to perpetual usufruct of land from fixed assets to investment property	7 240
TOTAL	**31 418**

3. Short term investments

Adjustments related to other short-term investments are presented below:

Reclassification from short term investments to investment property	(4 481)
Withdrawal of impairment of short term investments	1 323
TOTAL	**(3 158)**

4. Deferred tax assets

The above adjustments increased deferred tax assets in a following manner:

Adjustment concerning capitalisation of borrowing costs and translation differences	1 905
Impairment of fixed assets	52 041
Withrawal of measurement of short-term investments	(251)
Adjustment concerning initial fee for affiliation with a hotel brand	580
TOTAL	**54 275**

5. Retained earnings

Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation of equity	(425 600)
Revaluations for hyperinflation	279 506
Adjustment concerning capitalisation of borrowing costs and translation differences	(10 025)
Impairment of tangible fixed assets and investment property	(295 210)
Revaluation of fixed assets to the fair value	360 448
Depreciation of titles to perpetual usufruct of land	(3 302)
Calculation of depreciation of assets reclassified from short-term investments	(7 055)
Withdrawal of impairment of short term investments	1 323
Adjustment concerning initial fee for affiliation with a hotel brand	(3 055)
Tax effects of above changes	4 202
TOTAL	**(98 768)**

6. Deferred tax liabilities

The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluation for hyperinflation	53 103
Revaluation of fixed assets to the fair value	(1 701)
Withdrawal of a temporary difference on depreciation of short-term investments	(1 329)
TOTAL	**50 073**

2.4.4 RECONCILIATION OF FINANCIAL RESULT FOR THE 1ST SEMI-ANNUAL PERIOD OF 2004

		Polish Accounting Act	Effect of transition to IFRS	IFRS
Net revenue from the sale of services		283 332		283 332
Net revenue from the sale of other products, merchandise and raw materials		2 200		2 200
Cost of sales	1	(191 331)	(7 789)	(199 120)
Gross profit (loss) on sales		**94 201**	**(7 789)**	**86 412**
Other operating income	2	21 699	(5 079)	16 620
Distribution costs		(19 333)		(19 333)
Administrative expenses		(44 683)		(44 683)
Other operating expenses	3	(13 023)	(28)	(13 051)
Profit (loss) from operating activities		**38 861**	**(12 896)**	**25 965**
Finance cost		(13 799)		(13 799)
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0		0
Other financial income	4	14 380	1 366	15 746
Profit (loss) before tax		**39 442**	**(11 530)**	**27 912**
Income tax	5	(4 103)	(730)	(3 373)
Net profit (loss) from continuing operations		**35 339**	**(10 800)**	**24 539**
Discontinued operations				0
Loss from discontinued operations				0
Net profit (loss) for the financial year		35 339	(10 800)	24 539

1. Adjustments of cost of sales are presented below:

Impact of hyperinflation on non-current assets components	5 329
Adjustment concerning initial fee for affiliation with a hotel brand	(119)
Depreciation of titles to perpetual usufruct of land	2 486
Calculationl of depreciation of assets reclassified from short-term investments	93
TOTAL	**7 789**

2. Adjustment related to the sale of titles to perpetual usufruct of land revalued to fair value.
3. Adjustment ensuing from the revaluation of land to fair value.
4. Adjustment related to changed approach to recognition of borrowing costs.
5. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 730 thousand.

2.4.5 RECONCILIATION OF CASH FLOWS FOR THE 1ST SEMI-ANNUAL PERIOD OF 2004

		Polish Accounting Act	Effect of transition to IFRS	IFRS
OPERATING ACTIVITIES				
Profit (loss) before tax	1	**39 442**	**(11 530)**	**27 912**
Adjustments:		**1 950**		**13 480**
Depreciation and amortization	2	26 082	7 789	33 871
(Gain) loss on foreign exchange differences		(14 684)		(14 684)
Interest	3	(3 357)	(1 366)	(4 723)
(Profit) loss on investing activity		(5 100)		(5 100)
Change in receivables and deferred and accrued expenses		7 752		7 752
Change in current liabilities, excluding loans and bank credits		(13 909)		(13 909)
Change in reserves		4 114		4 114
Change in inventories		915		915
Other adjustments	4	137	5 107	5 244
Cash from operating activity		**41 392**		**41 392**
Income tax (paid)/reimbursed		(2 958)		(2 958)
		0		
Net cash flow from operating activity		**38 434**	**0**	**38 434**

1. Adjustment of gross profit – details in point 2.4.4 – Reconciliation of financial result for the 1st semi-annual period of 2005
2. Adjustment of depreciation - details in point 2.4.4 – subsection 1
3. Adjustment related to a change in approach to the recognition of borrowing costs and translation differences
4. Adjustment related to the sale of titles to perpetual usufruct of land revalued to fair value and an adjustment resulting from the revaluation of land to fair value, described in point 2.4.4 above subsection 3 and 4.

2.4.6 RECONCILIATION OF BALANCE SHEET AS AT DECEMBER 31, 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Fixed Assets		**1 668 930**	**353 875**	**2 022 805**
Property, plant and equipment	1	1 140 966	282 934	1 423 900
Intangible assets, of which:		5 579	(3 120)	2 459
- goodwill		0		0
Investments in an associated company consolidated by the equity method		475 173		475 173
Available-for-sale financial assets		31		31
Other financial assets		485		485
Investment property	2	23 380	21 331	44 711
Other long-term investments		635		635
Deferred tax assets	4	22 681	52 730	75 411
Current Assets		**126 385**	**(3 158)**	**123 227**
Inventories		8 509		8 509
Trade receivables		14 109		14 109
Income tax receivables		4 680		4 680
Other short-term receivables		32 384		32 384
Other short-term investments	3	3 158	(3 158)	0
Financial assets at fair value through profit or loss		50 392		50 392
Cash and cash equivalents		13 153		13 153
Total Assets		**1 795 315**	**350 717**	**2 146 032**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 668 930**	**353 875**	**2 022 805**
Share capital		1 140 966	282 934	1 423 900
Reserve capitals		5 579	(3 120)	2 459
Other reserve capitals		0		0
Retained earnings	5	475 173		475 173
Long term liabilities		31		31
Credits and loans		485		485
Deferred tax	6	23 380	21 331	44 711
Other non-current liabilities		635		635
Provision for retirement benefit and alike		22 681	52 730	75 411
Provisions for liabilities		**126 385**	**(3 158)**	**123 227**
Short term liabilities		8 509		8 509
Credits and loans		14 109		14 109
Trade payables		4 680		4 680
Income tax liabilities		32 384		32 384
Other current liabilities		3 158	(3 158)	0
Provision for retirement benefit and alike		50 392		50 392
Provisions for liabilities		13 153		13 153
Total equity and liabilities		**1 795 315**	**350 717**	**2 146 032**

Additional information to reconciliation of balance sheet as at December 31, 2004

Adjustments relate to items described in detail in the presentation of restatements as at January 1, 2004, with events that occurred in 2004 having been taken into account.

1. Property, plant and equipment

Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	241 571
Adjustment concerning capitalisation of borrowing costs and translation differences	(9 027)
Impairment of tangible fixed assets	(268 869)
Revaluation of fixed assets to the fair value	330 759
Depreciation of titles to perpetual usufruct of land	(4 626)
Reclassification of assets from fixed assets to investment property	(6 874)
TOTAL	**282 934**

2. Investment property

Adjustments related to investment property are presented below:

Reclassification of investment property from other short term investments	4 481
Calculation of depreciation	(7 145)
Revaluation for hyperinflation of investment property	5 751
Revaluation of land and titles to perpetual usufruct of land to fair value	11 858
Revaluation of investments rented	(488)
Reclassification of buildings and titles to perpetual usufruct of land from fixed assets to investment property	6 874
TOTAL	**21 331**

3. Short-term investments

Adjustments related to short-term investments are presented below:

Reclassification from short term investments to investment property	(4 481)
Withdrawal of impairment of short term investments	1 323
TOTAL	**(3 158)**

4. Deferred tax assets

The above adjustments increased deferred tax assets in the following manner:

Adjustment concerning capitalisation of borrowing costs and translation differences	1 715
Impairment of fixed assets	50 673
Withrawal of measurement of short-term investments	(251)
Adjustment concerning initial fee for affiliation with a hotel brand	593
TOTAL	**52 730**

5. Retained earnings

Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation of equity	(425 600)
Revaluations for hyperinflation	247 322
Adjustment concerning capitalisation of borrowing costs and translation differences	(9 027)
Impairment of tangible fixed assets and investment property	(269 357)
Revaluation of fixed assets to the fair value	342 617
Depreciation of titles to perpetual usufruct of land	(4 626)
Calculation of depreciation of assets reclassified from short-term investments	(7 145)
Withdrawal of impairment of short term investments	1 323
Adjustment concerning initial fee for affiliation with a hotel brand	(3 120)
Tax effects of above changes	10 537
TOTAL	**(117 076)**

6. **Deferred tax liabilities**

The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluation for hyperinflation	46 992
Revaluation of fixed assets to the fair value	(3 470)
Withdrawal of a temporary difference on depreciation of short-term investments	(1 329)
TOTAL	**42 193**

2.2.7 RECONCILIATION OF FINANCIAL RESULT FOR 2004

		Polish Accounting Act	Effect of transition to IFRS	IFRS
Net revenue from the sale of services		573 835		573 835
Net revenue from the sale of other products, merchandise and raw materials		4 257		4 257
Cost of sales	1	(399 671)	(10 988)	(410 659)
Gross profit (loss) on sales		**178 421**	**(10 988)**	**167 433**
Other operating income	2	47 322	(6 174)	41 148
Distribution costs		(39 549)		(39 549)
Administrative expenses		(87 982)		(87 982)
Other operating expenses	3	(54 682)	(192)	(54 874)
Profit (loss) from operating activities		**43 530**	**(17 354)**	**26 176**
Finance cost		2		2
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		55 597	2 364	57 961
Other financial income	4	(44 528)		(44 528)
Profit (loss) before tax		**54 601**	**(14 990)**	**39 611**
Income tax	5	(5 776)	(5 298)	(478)
Net profit (loss) from continuing operations		**48 825**	**(9 692)**	**39 133**
Discontinued operations				0
Loss from discontinued operations				0
Net profit (loss) for the financial year		**48 825**	**(9 692)**	**39 133**

1. Adjustments of cost of sales are presented below:

Impact of hyperinflation on non-current assets components	6 984
Adjustment concerning initial fee for affiliation with a hotel brand	(54)
Depreciation of titles to perpetual usufruct of land	3 875
Calculationl of depreciation of assets reclassified from short-term investments	183
TOTAL	**10 988**

2. Adjustments of other operating income are presented below:

Adjustment of result on sale of assets revalued to fair value	-13 540
Change of impairment of tangible fixed assets	7 202
TOTAL	**-6 338**

3. Adjustment ensuing from the revaluation of land to fair value.
4. Adjustment related to changed approach to recognition of borrowing costs and translation differences.
5. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 5,298 thousand.

3. INCOME AND EXPENSE

3.1 OPERATING INCOME

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Net sales of products	281 865	283 332
of which: from related parties	14 921	13 642
Net sales of other products, merchandise and raw materials	2 004	2 200
of which: from related parties	0	0
Net sales of products, merchandise and raw materials	**283 869**	**285 532**
Gain on disposal of financial non-current assets	901	4
Gain on disposal of investments	1 228	0
Grants	12	12
Dividends	20 502	11 827
Interest on loans granted and receivables	847	147
Positive exchange differences	106	0
Other operating income, of which:	13 353	4 630
release of provisions	8 919	771
revenues from rent	811	640
indemnities received	2 319	2 809
trademark licence fees	900	237
fees for bank quarantees	350	0
other	54	173
Other operating income total	**22 643**	**11 843**

As at June 30, 2005 the Company recognized income from dividends due from Hekon- Hotele Ekonomiczne S.A. amounting to PLN 19,820 thousand and from Orbis Casino Sp. z o.o. amounting to PLN 700 thousand.

3.2 COSTS BY TYPE

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Depreciation and amortization	35 952	33 871
Consumption of raw materials and energy	50 789	50 836
Outsourced services	55 837	54 757
Fees and taxes	14 171	12 693
Employee benefit expense	95 937	102 225
Other costs by type (for)	8 499	8 185
brand fees	2 240	1 847
business trips	667	956
insurance premium	1 006	1 010
other	4 586	4 372
Total costs by type	**261 185**	**262 567**
Distribution and marketing costs (negative value)	(17 998)	(19 333)
Administrative expenses (negative value)	(42 902)	(44 683)
Cost of products sold	**200 285**	**198 551**
Cost of merchandise and raw materials sold	511	569
Cost of products, merchandise and raw materials sold	**200 796**	**199 120**

3.2.1 Cost of employee benefits

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Wages and salaries	74 777	77 430
Provision for wages and salaries	1 380	4 220
Employee benefits	19 590	20 333
Provision for derivatives of provisions for wages and salaries	191	242
Total costs by type	**95 937**	**102 225**
Provision for holidays	3 919	1 472
Provision for jubilee awards and retirement benefits	4 521	1 684

Amounts of the provision for unused leaves and the provision for jubilee awards and retirement severance pays are not included in costs by type as costs of employee benefits. These costs are presented in the income statement under other operating expense.

3.3 OTHER OPERATING EXPENSE

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Loss on disposal of non-financial fixed assets	0	0
Revaluation of non-financial assets	0	2 660
Negative translation differences	0	0
Other operating expense, of which:	21 161	10 391
set up provisions	18 075	5 313
restructuring provision	8 746	2 169
jubilee rewards and retirement reimbursement and others	4 521	1 684
provision for other liabilities towards employees	3 792	0
other provisions	1 016	1 460
other interests	5	5
other	3 081	5 073
Total other operating expenses	**21 161**	**13 051**

3.4 FINANCE INCOME AND COST

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Interest income	257	371
Other finance income, of which:	2 104	15 375
positive exchange rate differences	1 953	13 347
Other finance income, total	**2 361**	**15 746**
Finance cost of interest on interest-bearing borrowings	(7 144)	(7 572)
Revaluation of financial assets	(195)	(1 275)
Other finance cost, of which:	(5 462)	(4 952)
negative exchange rate differences	(106)	0
measurement of the SWAP financial instrument	(982)	(4 853)
result on settlement of SWAP transaction	(4 374)	0
other	0	(99)
Total finance cost	**(12 801)**	**(13 799)**

The aggregate amount of gains and losses from fair value adjustments related to recognized assets and liabilities is presented in a table below:

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Revaluation of investments	**(195)**	**(1 275)**
available for sale assets	0	(1 275)
financial assets and liabilities held at fair value through profit or loss	(195)	0
hedging instruments	0	0

4. CURRENT AND DEFERRED INCOME TAX

Chief components of tax expense are as follows:

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Current income tax	**6 363**	**5 870**
- current income tax expense	6 363	5 870
- adjustments of current income tax from past years	0	0
Deferred income tax	**(2 571)**	**(2 497)**
- related to the origination and reversal of temporary differences	(2 571)	(2 497)
- reductions (additions) due to changes in tax rates	0	0
- reductions due to the previously unrecognized tax loss or a temporary difference of the preceding period	0	0
- additions due to partial write-down, or reversal of previous write-down, of deferred income tax assets	0	0
- reductions (additions) due to changes in accounting policies and errors recognised in the profit (loss) for the period	0	0
Tax expense in the consolidated income statement	**3 792**	**3 373**

Reconciliation of income tax in the income statement with the financial result:

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Profit (loss) before tax	**27 534**	**27 912**
Tax at the statutory rate of 19% (2004:19%)	5 231	5 303
Fair value revaluation of tangible assets	0	0
Non-deductible costs	13 958	12 556
Non-tax income	(5 271)	(4 615)
Tax expense not recognized in profit	(7 791)	(7 571)
Tax income not recognized in profit	255	206
Other	(19)	(9)
Tax expense at the effective tax rate	**6 363**	**5 870**
Income tax reported in the consolidated income statement	6 363	5 870
Income tax allocated to discontinued operations	0	0

Besides the tax amount recognized in the income statement, deferred income tax related to the revaluation of long-term investments to fair value in the amount of PLN 110 thousand (in the 1st semi-annual period: PLN 103 thousand) was directly recognized in the Company's equity.

Deferred income tax results from the following items:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Deferred income tax liabilities, of which:	**65 774**	**65 369**	**66 421**
recognized in financial result	65 664	65 259	66 318
- depreciation of fixed assets with tax relief	6 712	6 877	7 081
- difference between tax depreciaiton and balance sheet depreciaiton	4 656	4 097	4 066
- impact of hyperinflatory indices	46 541	46 993	53 105
- unrealizede exchange rate differences	6 929	6 343	1 246
- costs settled according to tax rules	585	593	631
- interests unpaid	99	174	115
- evaluation of assets	121	158	62
- other	21	24	12
recognized in equity	110	110	103
- long term investments	110	110	103
Deferred income tax liabilities, of which:	**65 774**	**65 369**	**66 421**
Long term liabilities	53 400	54 028	60 363
Short term liabilities	12 374	11 341	6 058

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Deferred income tax assets, of which:	**78 387**	**75 411**	**70 360**
recognized in financial result	78 387	75 411	70 360
- revaluation of fixed assets	52 559	52 586	56 239
- revaluation of receivables	433	445	601
- revaluation of shares in affiliated companies	954	954	1 093
- evaluation of financial instruments	4 635	4 448	922
- intersts unpaid	632	515	711
- unrealized foreign exchange differences	7	12	424
- provison for pensions and jubilee awards	8 030	7 062	6 748
- provision for litigations pending	7 049	7 222	728
- restructuring provision	1 099	564	0
- cost recognized in the balance sheet	2 989	1 603	2 894
recognized in equity	0	0	0
-			
Deferred income tax assets, of which:	**78 387**	**75 411**	**70 360**
Long term assets	65 704	64 585	62 322
Short term assets	12 683	10 826	8 038

5. DISCONTINUED OPERATIONS

The Company did not take decision on discontinuation of operations and on designation of non-current assets for sale.

6. EARNINGS PER SHARE

Earnings per ordinary share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders of the parent by the weighted average number of ordinary shares issued during the financial year.

Diluted earnings per share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders by the weighted average number of issued ordinary shares outstanding in the financial year.

No factors resulting in the dilution of earnings per share occurred in the reporting period nor in the comparative periods.

Figures related to earnings and shares that served to calculate the basic and diluted earnings per share are presented below:

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Net profit for the financial year attributable to shareholders of the controlling (dominant) company	23 742	24 539
Weighted average number of ordinary shares in thousands	46 077	46 077
Basic earnings per share	**0,52**	**0,53**
Net profit for the financial year attributable to shareholders of the controlling (dominant) company	23 742	18 714
Effect of dilution of the number of ordinary shares	0	0
Profit used to calculate the value of diluted earnings per share	23 742	18 714
Weighted average number of issued ordinary shares	46 077	46 077
Adjustments for the number of shares	0	0
Weighted average number of ordinary shares for diluted earnings per share in thousands	46 077	46 077
Earnings per share	**0,52**	**0,41**

7. DIVIDEND PAID OR PROPOSED TO BE PAID

The dividend paid by **Orbis S.A.** in 2004 for the year ended Dec. 31, 2003 amounted to PLN 15,666 thousand (PLN 0.34 per share). The dividend date was set for July 28, 2004; and the dividend payment date for August 12, 2004.
On June 10, 2005, the General Meeting of Shareholders approved the payment of the dividend for the year ended December 31, 2004 in the amount of PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set July 20, 2005; and the dividend payment date for August 9, 2005. As at June 30, 2005 the liabilities to pay the dividend are disclosed as "Other short term liabilities".

8. PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings and structures	Machinery and equipment	Means of transport	Other tangible assets	Total tangible assets
		As at January 1, 2004				
Cost	**418 628**	**1 948 466**	**248 955**	**6 668**	**132 249**	**2 754 966**
cumulated depreciation and impairment losses	(25 484)	(992 512)	(176 021)	(5 100)	(95 808)	(1 294 925)
Net value at the beginning of period	**393 144**	**955 954**	**72 934**	**1 568**	**36 441**	**1 460 041**
Additions	0	2 170	4 709	0	3 072	9 951
purchase	0	1 386	2 743	0	1 816	5 945
take-over from an investment	0	784	644	0	81	1 509
others	0	0	1 322	0	1 175	2 497
Reductions	(6 980)	(541)	(1 453)	(151)	(25)	(9 150)
sale	(6 952)	(541)	(98)	(120)	(8)	(7 719)
liquidation	0	0	(30)	(31)	(3)	(64)
others	(28)		(1 325)	0	(14)	(1 367)
Acquisition of an enterprise	0	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0	0
Impairment recognised during the period	0	(463)	0	0	0	(463)
Imapirment reversed during the period	0	0	0	0	0	0
Depreciation charges for the financial year	(2 197)	(15 425)	(8 458)	(422)	(6 253)	(32 755)
Exchange differences	0	0	0	0	0	0
Net value at the end of period	**383 967**	**941 695**	**67 732**	**995**	**33 235**	**1 427 624**
		As at June 30, 2004				
Cost	**411 648**	**1 950 095**	**252 211**	**6 517**	**135 296**	**2 755 767**
cumulated depreciation and impairment losses	(27 681)	(1 008 400)	(184 479)	(5 522)	(102 061)	(1 328 143)
Net value at the end of period	**383 967**	**941 695**	**67 732**	**995**	**33 235**	**1 427 624**

	Land	Buildings and structures	Machinery and equipment	Means of transport	Other tangible assets	Total tangible assets
		As at January 1, 2004				
Cost	**418 628**	**1 948 466**	**248 955**	**6 668**	**132 249**	**2 754 966**
cumulated depreciation and impairment losses	(25 484)	(992 512)	(176 021)	(5 100)	(95 808)	(1 294 925)
Net value at the beginning of period	**393 144**	**955 954**	**72 934**	**1 568**	**36 441**	**1 460 041**
Additions	8	36 736	10 435	16	11 821	59 016
purchase	0	3 501	5 671	16	3 766	12 954
take-over from an investment	0	32 761	3 076	0	6 350	42 187
others	8	474	1 688	0	1 705	3 875
Reductions	(16 162)	(58 151)	(2 123)	(168)	(66)	(76 670)
sale	(16 125)	(57 640)	(348)	(137)	(31)	(74 281)
liquidation	0	(30)	(85)	(30)	(10)	(155)
others	(37)	(481)	(1 690)	(1)	(25)	(2 234)
Acquisition of an enterprise	0	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0	0
Impairment recognised during the period	0	(295)	(924)	0	0	(1 219)
Imapirment reversed during the period	4 202	31 695	1 629	15	254	37 795
Depreciation charges for the financial year	(4 565)	(36 042)	(16 971)	(755)	(12 479)	(70 812)
Exchange differences	0	0	0	0	0	0
Net value at the end of period	**376 627**	**929 897**	**64 980**	**676**	**35 971**	**1 408 151**
		As at December 31, 2004				
Cost	**402 474**	**1 927 051**	**257 267**	**6 516**	**144 004**	**2 737 312**
cumulated depreciation and impairment losses	(25 847)	(997 154)	(192 287)	(5 840)	(108 033)	(1 329 161)
Net value at the end of period	**376 627**	**929 897**	**64 980**	**676**	**35 971**	**1 408 151**

	Land	Buildings and structures	Machinery and equipment	Means of transport	Other tangible assets	Total tangible assets
		As at January 1, 2005				
Cost	**402 474**	**1 927 051**	**257 267**	**6 516**	**144 004**	**2 737 312**
cumulated depreciation and impairment losses	(25 847)	(997 154)	(192 287)	(5 840)	(108 033)	(1 329 161)
Net value at the beginning of period	**376 627**	**929 897**	**64 980**	**676**	**35 971**	**1 408 151**
Additions	0	2 795	2 626	0	2 368	7 789
purchase	0	951	2 086	0	1 682	4 719
take-over from an investment	0	1 816	396	0	73	2 285
others	0	28	144	0	613	785
Reductions	(3 202)	(71)	(224)	(27)	(132)	(3 656)
sale	(3 202)	0	(36)	(20)	(93)	(3 351)
liquidation	0	0	(59)	0	(11)	(70)
others	0	(71)	(129)	(7)	(28)	(235)
Acquisition of an enterprise	0	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0	0
Impairment recognised during the period	0	(18)	0	0	0	(18)
Imapirment reversed during the period	0	0	0	0	0	0
Depreciation charges for the financial year	(1 952)	(18 054)	(8 266)	(267)	(5 967)	(34 506)
Exchange differences	0	0	0	0	0	0
Net value at the end of period	**371 473**	**914 549**	**59 116**	**382**	**32 240**	**1 377 760**
		As at June 30, 2005				
Cost	**399 272**	**1 929 775**	**259 669**	**6 489**	**146 240**	**2 741 445**
cumulated depreciation and impairment losses	(27 799)	(1 015 226)	(200 553)	(6 107)	(114 000)	(1 363 685)
Net value at the end of period	**371 473**	**914 549**	**59 116**	**382**	**32 240**	**1 377 760**

As at June 30, 2005, tangible assets in progress amounted to PLN 14,376 thousand, while as at June 30, 2004 to PLN 40,104 thousand (as at December 31, 2004 – PLN 7,122 thousand). Advances to tangible assets in progress totaled PLN 7,510 thousand as at June 30, 2005, PLN 456 thousand as at June 30, 2004, and PLN 8,627 thousand as at December 31, 2004.

Property, plant and equipment of PLN 377,281 thousand hedge the liabilities of the Company. Detailed information on that issue is provided in note 24 to interim consolidated financial statements.

Detailed information on impairment of property, plant and equipment:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Impairment loss	**(273 643)**	**(273 625)**	**(310 664)**
Recognised in profit or loss	(18)	36 576	(463)
recognised	(18)	(1 219)	(463)
reversed	0	37 795	0
Recognised in equity	0	0	0
recognised	0	0	0
reversed	0	0	0

Major changes in the balance of impairment losses occurred in the year 2004 and related the reversal of a write-down of the value of Hotel Sofitel Kraków (PLN 30,529 thousand) and a write-down of tangible assets that occurred at the time of annual impairment test (PLN 7,202 thousand).

9. INTANGIBLE ASSETS

	Goodwill	Permits, patents, licenses and alike	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2004				
Cost	**2 737**	**66**	**10 408**	**1 128**	**14 339**
cumulated depreciation and impairment losses	(2 737)	(41)	(9 625)	(104)	(12 507)
Net value at the beginning of period	**0**	**25**	**783**	**1 024**	**1 832**
Additions	0	1	420	259	680
purchase	0	1	416	259	676
take-over from an investment	0	0	4	0	4
others	0	0	0	0	0
Reductions	0	0	(1)	0	(1)
sale	0	0	(1)	0	(1)
liquidation	0	0	0	0	0
others	0	0	0	0	0
Acquisition of an enterprise	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0
Impairment recognised during the period	0	0	0	0	0
Imapirment reversed during the period	0	0	0	0	0
Depreciation charges for the financial year	0	(12)	(466)	0	(478)
Exchange differences	0	0	0	0	0
Other changes	0	0	0	0	0
Net value at the end of period	**0**	**14**	**736**	**1 283**	**2 033**
	As at June 30, 2004				
Cost	**2 737**	**67**	**10 827**	**1 387**	**15 018**
cumulated amortization and impairment losses	(2 737)	(53)	(10 091)	(104)	(12 985)
Net value at the end of period	**0**	**14**	**736**	**1 283**	**2 033**

	Goodwill	Permits, patents, licenses and alike	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2004				
Cost	**2 737**	**66**	**10 408**	**1 128**	**14 339**
cumulated depreciation and impairment losses	(2 737)	(41)	(9 625)	(104)	(12 507)
Net value at the beginning of period	**0**	**25**	**783**	**1 024**	**1 832**
Additions	0	124	2 850	0	2 974
purchase	0	13	2 748		2 761
take-over from an investment	0	0	22	0	22
others	0	111	80	0	191
Reductions	0	(106)	(81)	(1 003)	(1 190)
sale	0	0	(1)	0	(1)
liquidation	0	0	0	0	0
others	0	(106)	(80)	(1 003)	(1 189)
Acquisition of an enterprise	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0
Impairment recognised during the period	0	0	0	0	0
Imapirment reversed during the period	0	0	0	0	0
Depreciation charges for the financial year	0	(22)	(1 135)	0	(1 157)
Exchange differences	0	0	0	0	0
Other changes	0	0	0	0	0
Net value at the end of period	**0**	**21**	**2 417**	**21**	**2 459**
	As at December 31, 2004				
Cost	**2 737**	**84**	**13 177**	**125**	**16 123**
cumulated amortization and impairment losses	(2 737)	(63)	(10 760)	(104)	(13 664)
Net value at the end of period	**0**	**21**	**2 417**	**21**	**2 459**

	Goodwill	Permits, patents, licenses and alike	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2005				
Cost	**2 737**	**84**	**13 177**	**125**	**16 123**
cumulated depreciation and impairment losses	(2 737)	(63)	(10 760)	(104)	(13 664)
Net value at the beginning of period	**0**	**21**	**2 417**	**21**	**2 459**
Additions	0	10	316	0	326
purchase	0	10	274	0	284
take-over from an investment	0	0	4		4
others	0	0	38	0	38
Reductions	0	0	(33)	(3)	(36)
sale	0	0	0	0	0
liquidation	0	0	(2)	0	(2)
others	0		(31)	(3)	(34)
Acquisition of an enterprise	0	0	0	0	0
Attributed to discontinued operations	0	0	0	0	0
Impairment recognised during the period	0	0	0	0	0
Imapirment reversed during the period	0	0	0	0	0
Depreciation charges for the financial year	0	(10)	(831)	0	(841)
Exchange differences	0	0	0	0	0
Other changes	0	0	0	0	0
Net value at the end of period	**0**	**21**	**1 869**	**18**	**1 908**
	As at June 30, 2005				
Cost	**2 737**	**94**	**13 460**	**122**	**16 413**
cumulated amortization and impairment losses	(2 737)	(73)	(11 591)	(104)	(14 505)
Net value at the end of period	**0**	**21**	**1 869**	**18**	**1 908**

No component of intangible and legal assets was impaired in the current period nor in comparable periods.

As at the balance sheet date, intangible and legal assets do not hedge the Company's liabilities.

10. INVESTMENTS IN ASSOCIATES

Information on associates:

Associated companies, name and corporate seat	% share in shareholders' equity	% share in the no of votes at the GM	Business operationd	method of recognising the investment	share value at purchase price	impairment	balance sheet value of shares
Orbis Casino Sp. z o.o.	directly 33%	directly 33%	games of chance	purchase price	1 600	(736)	864
PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage	purchase price	2 157	(2 073)	85
							949

11. SUBSIDIARIES

Information on subsidiaries:

Subsidiary companies, name and corporate seat	% share in shareholders' equity	% share in the no of votes at the GM	Business operationd	method of recognising the investment	share value at purchase price	impairment	balance sheet value of shares
PBP Orbis, Sp. z o.o.	directly 95,08%	directly 95,08%	tourism	purchase price	13 795		13 795
ORBIS Transport, Sp. z o.o.	directly 98,3%	directly 98,3%	transport	purchase price	13 723		13 723
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	purchase price	441 041		441 041
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage	purchase price	2 429	(1 932)	497
Orbis Kontrakty Sp. z o.o.	directly 80%	directly 80%	organisation of purchases	purchase price	80		80
							469 136

Information on shares in subsidiaries and associates owned by Orbis S.A. indirectly are presented in note 1.4.1 to the interim consolidated financial statements of Capital Group as at June 30, 2005.

12. CHANGES IN INTERESTS IN SUBSIDIARIES, AFFILIATES AND ASSOCIATES

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance as at the beginning of period	**475 173**	**471 973**	**471 973**
shares and securities	472 017	470 046	470 046
long term loans	3 156	1 927	1 927
Increase	80	5 780	1 362
purchase	80	4 007	0
loans granted	0	1 586	1 244
others	0	187	118
Decreases	(5 168)	(2 580)	(1 275)
sale	(2 012)	(25)	0
impairment	0	(2 011)	(1 275)
payment of loan	(3 156)	0	0
others	0	(544)	0
Balance as at the end of period	**470 085**	**475 173**	**472 060**
shares and securities	470 085	472 017	468 771
long term loans	0	3 156	3 289

The subsidiary Hekon – Hotele Ekonomiczne S.A. granted a guarantee of repayment of Tranche A in the amount of EUR 10,000 thousand to Orbis S.A. under a credit granted to Orbis S.A. by the bank consortium lead by Calyon Bank Polska S.A. The amount of liability as at June 30, 2005 amounts to PLN 40,401 thousand. The whole assets of Hekon Hotele Ekonomiczne S.A. hedges this liability.

13. BUSINESS COMBINATIONS AND DISPOSALS

Changes in the structure of Capital Group, including business combinations, purchases and disposals of subsidiaries are described in the notes 1.4.3 and 1.4.4 to the interim consolidated financial statements of the Capital Group.

14. INTERESTS IN JOINT VENTURES

Orbis S.A. does not hold any interests in joint ventures.

15. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance at the beginning of period	**31**	**1 306**	**1 306**
Exchange rate differences	0	0	0
Acquisition	0	0	0
Other additions	0	0	0
Revaluation surplus transfer to equity	0	0	0
Impairment losses	0	(1 275)	(1 275)
Other reductions	0	0	0
Balance as at the end of period	**31**	**31**	**31**

Available-for-sale financial assets are composed of the following items:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Shares in listed companies	0	0	0
Shares/interest in non-listed companies, of which:	31	31	31
Shares/interest in non-consolidated related parties	0	0	0
Total available-for-sale assets	**31**	**31**	**31**

16. OTHER FINANCIAL ASSETS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance as at the beginning of period	485	727	727
Exchange rate differences	0	0	0
Acquisition	0	0	0
Loan granted	0	0	0
Other additions	0	0	0
Loan repaid	(121)	(242)	(121)
Impairment loss	0	0	0
Other reductions	0	0	0
Balance as at the end of period	364	485	606

Other financial assets are composed of the following items:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Financial instruments at fair value through profit or loss	0	0	0
Loans granted	364	485	606
Other long term receivables	0	0	0
Long-term prepayments and advances	0	0	0
Financial lease receivables	0	0	0
Other financial assets, total	**364**	**485**	**606**

17. INVESTMENT PROPERTY

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance as at the beginning of period	**44 711**	**46 130**	**46 130**
Depreciation charge	(605)	(1 419)	(638)
Balance as at the end of period	**44 106**	**44 711**	**45 492**

The following amounts were recognized in the income statement:

	As at June 30, 2005	As at June 30, 2004
Rent received	2 319	2 809
Direct operating costs of investment property	804	634

18. OTHER LONG-TERM INVESTMENTS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Balance as at the beginning of period	**635**	**601**	**601**
Increase in fair value in the year	0	26	0
Other increases	14	8	0
Net loss resulting from the fair value adjustment	0	0	0
Balance as at the end of period	**649**	**635**	**601**

Other long term investments are mainly composed of works of art owned by the Company.

19. INVENTORIES

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Raw materials	6 738	7 884	8 223
Work in progress	0	0	0
Finished goods	0	0	0
Merchandise	579	593	610
Prepayments	123	32	364
Total inventories	**7 440**	**8 509**	**9 197**

The value of raw materials' inventories recognized as expenses in the 1st semi-annual period of 2005 amounted to PLN 32,203 thousand (in the 1st semi-annual period of 2004: PLN 32,230 thousand, and in 2004: PLN 65,884 thousand)

In the current period, no write-downs of inventories were made.

Inventories do not hedge the Company's liabilities.

20. TRADE AND OTHER CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Trade receivables	29 920	16 098	33 806
of which: receivables from related parties	3 075	2 418	2 821
Write-downs of receivables	(1 973)	(1 989)	(2 764)
Net trade receivables	**27 947**	**14 109**	**31 042**

Other current receivables are composed of the following items:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Current receivables	**60 551**	**30 684**	**19 509**
Loans to related parties	32 851	20 234	0
Dividends	20 502	0	11 827
Taxes, grants, customs duties, social security and other benefits receivable	1 352	4 004	1 162
Receivables claimed in court litigation	774	889	1 089
Other receivables	5 945	6 495	6 619
Write-downs of receivables	(873)	(938)	(1 188)
Current prepayments and advances	**16 077**	**1 700**	**15 239**
Prepayments and advances, of which:	16 077	1 700	15 239
service fees	0	0	0
wages and salaries and other	7 420	0	6 350
taxes and fees	5 006	17	4 913
insurance premiums	916	1 037	1 014
operating expenses	686	602	935
other	2 049	44	2 027
Other current receivables, net	**76 628**	**32 384**	**34 748**

21. FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH INCOME STATEMENT

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Debt securities			
Balance as at the beginning of period	50 392	0	0
- purchase	221 840	609 331	33 958
- disposal	(212 811)	(559 444)	(33 958)
- valuation	(195)	505	0
Balance as at the end of period	59 226	50 392	0
Financial assets at fair value through profit or loss	**59 226**	**50 392**	**0**
Valuation of financial instrument (SWAP)			
Balance as at the beginning of period	23 410	0	0
- valuation	982	23 410	4 853
Balance as at the end of period	24 392	23 410	4 853
Financial liabilitiess held at fair value through profit or loss	**24 392**	**23 410**	**4 853**

Securities acquired by the Company to derive economic benefits arising from short-term changes in prices as well derivatives with a positive fair value are classified as **financial assets measured at fair value through the income statement.** As at the balance-sheet date these instruments were measured at fair value, they comprise bonds and certificate of deposits of PLN 59,226 thousand.

Financial assets and liabilities measured at fair value, along with gains and losses settled in correspondence with the income statement, have been reported in the cash flow statement, in the section related to operating activities.

Changes in fair value of financial assets and liabilities measured at fair value, along with gains and losses settled in correspondence with the income statement, are reported under the „Other finance income/cost" item of the income statement (note 3.4).

Debt securities are recognized at the valuation of the bank being the party to the transaction, as at June 30, 2005 parties to executed transactions included:

AIG Bank - transaction amount - PLN 5.138.762,80;
FCE Credit Polska SA - transaction amount – PLN 10,335,572.27;
Geant Polska Sp. z o.o. - transaction amount – PLN 495,674.50
GMAC Bank Polska S.A. - transaction amount – PLN 10,476,175.10;
Nestle Waters Polska S.A. – transaction amount – PLN 9,915,326.00;
Opel Bank – transaction amount – PLN 6,155,118.20 ;
Rabobank Polska S.A. – transaction amount – PLN 3,289,447.30 ;
SCA Packaging Poland Sp. z o.o. – transaction amount – PLN 8,183,580.85;
Cereal Partners Poland - transaction amount – PLN 4,926,502.35.

Transaction value of the above issuers' securities purchased by Orbis amounted to PLN 58,916,159.37 as at June 30, 2005.

Maturity dates of securities fall in the period from July 4, 2005 to August 29, 2005.
In that period, the nominal redemption value of securities will amount to PLN 59,450,000,00.
The carrying amount of debt securities amounted to PLN 59,226,051,78 as at June 30, 2005.

The SWAP financial instrument is valued by the bank Societé Genérale S.A. Branch in Poland.
Information on the SWAP instrument is presented in note 25.

22. CASH AND CASH EQUIVALENTS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Cash on hand and balances with banks	14 237	5 812	23 426
Short-term bank deposits	249	5 340	232
Other cash and cash equivalents	4 218	2 001	4 424
Total cash and cash equivalents	**18 704**	**13 153**	**28 082**

Other cash and cash equivalents include cash of the Social Benefits' Fund, cash in transfer and other monetary assets.

23. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Type of shares preference	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration
A	common bearer	-	37 500 000	75 000 000	own funds	09.01.1991
B	common bearer	-	8 523 625	17 047 250	cash	21.04.1998
C	common bearer	-	53 383	106 766	cash	21.04.1998

Total number of shares	**46 077 008**	
Total share capital		**92 154 016**
Par value on shares = PLN 2		
Hyperinflation evaluation of capital		**425 600 452**
Balance sheet value of capital		**517 754 468**

* In connection with the revaluation of the contribution value by applying hyperinflation indexes, the value of the share capital increased by PLN 425,600,452 to reach PLN 500,600,452.
The aggregate revalued amount of share capital equals PLN 517,754,468.

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Targeted number of shares/interest	**46 077 008**	**46 077 008**	**46 077 008**
Number of shares issued and paid	46 077 008	46 077 008	46 077 008
Number of shares issued but not paid	0	0	0
Number of preference shares	0	0	0
Par value per share	2	2	2
Shares in the company held by the company	0	0	0
Shares at the beginning of period	**46 077 008**	**46 077 008**	**46 077 008**
Change in the period:			
-			
Shares at the end of period	**46 077 008**	**46 077 008**	**46 077 008**

Reserves

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Share premium reserve	133 385	133 385	133 385
Revaluation reserve (fair value revaluation of investments)	26	26	0
Deferred income tax	0	0	0
Total reserves	**133 411**	**133 411**	**133 385**

24. INTEREST-BEARING BORROWINGS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Long term liabilities			
Bank credits	196 517	198 296	220 651
Loans	56 423	57 279	65 296
Total long term liabilities	**252 940**	**255 575**	**285 947**
Short term liabilities			
Bank credits	526	490	532
Loans	1 890	1 010	4 820
Total short term liabilities	**2 416**	**1 500**	**5 352**

Maturity dates are presented in the table below:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
As broken down to maturity dates:			
Payable on demand or in up to 1 year	2 416	1 500	5 352
Over 12 months - up to 3 years	252 940	151 045	169 547
Between 3 and 5 years	0	104 530	116 400
Total interest-bearing liabilities	**255 356**	**257 075**	**291 299**
Amounts payable within 12 months (recognised in current liabilities)	2 416	1 500	5 352
	252 940	255 575	285 947

Currencies of liabilities under interest-bearing borrowings are presented in the table below:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
As broken down to currencies:			
PLN	1 661	1 992	6 409
Foreign currencies (per currency and following translation into PLN):	253 695	255 083	284 890
thous./EUR	62 794	62 536	62 721
PLN thous.	253 695	255 083	284 890
In PLN, total	**255 356**	**257 075**	**291 299**

Detailed information on incurred interest-bearing borrowings is provided below:

Debtor	Creditor	Title	Amount of credit/loan to be repaid PLN EUR/CHF	June 30, 2005	December 31, 2004	June 30, 2004	Interest rate	Maturity date	Security
"Orbis" S.A.	BWE	loan	PLN	1 661	1 992	2 338	15%	07.10.2007	blank sola bill of exchange, mortgage on Hotel Solny, Francuski
"Orbis" S.A.	Ministry of Finance	loan	PLN	0	0	4 071	50% of refinancing credit	01.08.2005	
"Orbis" S.A.	Bank syndicate with Credit Lyonnais as a leading bank	bank credit	PLN	197 043	198 785	221 184	6M Euribor + margin	15.01.2008	mortgage on: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa and guarantee of Hekon for Tranche A secured on the whole property of the company
		bank credit	EUR	48 772	48 734	48 695			
"Orbis" S.A.	ACCOR Polska S.A.	bank credit	PLN	56 652	56 298	63 706	6M Euribor + margin	31.10.2008	none
		loan	EUR	14 022	13 802	14 025			
	Total			255 356	257 075	291 299			

Security established on property include mortgages on real property amounting in aggregate to PLN 377,281 thousand.

Information on securities of the Company's liabilities is provided also in note 8 to the condensed financial statements.

In the current semi-annual period, interest rates were as follows:
Wibor 1M from 5.08 to 6.65
Wibor 3M from 4.90 to 6.65
Euribor 6M from 2.084 to 2.21.

25. OTHER NON-CURRENT LIABILITIES

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Measurement of a financial instrument (SWAP)	24 392	23 410	4 853
Other	0	0	149
Other non-current liabilities, total	**24 392**	**23 410**	**5 002**

The Company holds three cross-currency interest rate SWAP instruments, acquired as an economic hedge against currency rate risk and change in the interest rate risk profile in respect of a credit taken to purchase shares of Hekon Hotele Ekonomiczne S.A., separately for individual amounts of credit depreciation. The hedged amount totals EUR 38,700 thousand. The initial transaction value equaled zero. The exchange of interest payments is effected on scheduled dates of payment of interest on hedged credit, while the final exchange of principal on credit depreciation dates.

The SWAP financial instrument is valued by the bank Societé Genérale S.A. Branch in Poland.

26. PROVISIONS

	Provision for retirement benefits and alike	Provision for court litigation	Other provisions	Total provisions
As at January 1, 2005	**37 172**	**34 077**	**2 970**	**74 219**
Setting up of a provision in the period	4 454	1 702	9 952	16 108
Utilization of a provision in the period	(2 224)	0	0	(2 224)
Release of a provision in the period	(1)	(5 983)	0	(5 984)
Exchange rate adjustments	0	0	0	0
As at June 30, 2005	**39 401**	**29 796**	**12 922**	**82 119**
Short-term - semi-annual period of 2005	4 446	29 796	12 841	47 083
Long-term - semi-annual period of 2005	34 955	0	81	35 036
Total provisions - semi-annual period of 2005	**39 401**	**29 796**	**12 922**	**82 119**
As at January 1, 2004	**37 120**	**4 522**	**20 280**	**61 922**
Setting up of a provision in the period	6 432	29 822	2 970	39 224
Utilization of a provision in the period	(5 838)	0	0	(5 838)
Release of a provision in the period	(542)	(267)	(20 280)	(21 089)
Exchange rate adjustments	0	0	0	0
As at December 31, 2004	**37 172**	**34 077**	**2 970**	**74 219**
Short-term - 2004	4 527	34 077	2 970	41 574
Long-term - 2004	32 645	0	0	32 645
Total provisions - 2004	**37 172**	**34 077**	**2 970**	**74 219**
As at January 1, 2004	**37 120**	**4 522**	**20 280**	**61 922**
Setting up of a provision in the period	1 651	911	2 718	5 280
Utilization of a provision in the period	(2 711)	0	0	(2 711)
Release of a provision in the period	(542)	(100)	0	(642)
Exchange rate adjustments	0	0	0	0
As at June 30, 2004	**35 518**	**5 333**	**22 998**	**63 849**
Short-term - semi-annual period of 2004	5 094	5 333	2 169	12 596
Long-term - semi-annual period of 2004	30 424	0	20 829	51 253
Total provisions - semi-annual period of 2004	**35 518**	**5 333**	**22 998**	**63 849**

Information on the principles governing the setting-up of provisions for retirement benefits and similar benefits is provided in note 26 to the interim consolidated financial statements of the Capital Group Orbis S.A..

RESTRUCTURING

Orbis has extensive plans concerning the establishment of a network of Economy Etap hotels comprising of 23 hotels, including the construction of 15 hotels, subjecting one hotel to the management contract and converting 7 already existing hotels to the Etap brand.

Furthermore, the Company plans to develop the network of economy Ibis hotels. By the year 2009, the Ibis hotel network is to embrace 17 hotels. The development program provides also for the construction of 4 new hotels, purchase of 1 hotel and subjecting 1 hotel to the management contract, as well as for converting 3 already existing hotels to the Ibis brand.

The program of restructuring of 4 hotels was commenced within the framework of the adopted strategy. The Company anticipates to reduce employment by 175 persons.
An agreement with representatives of trade unions has been reached. The agreement specifies the number of persons to be laid-off and a package of benefits arising from voluntary termination of employment offered by the Company, as well as amounts of severance pays for laid-off persons. The payroll-related liquidation costs and other costs related to the process were assessed at PLN 5,303 thousand which corresponds to the amount of a restructuring provision set up as at June 30, 2005.

The date of the end of the restructuring process was set for November 30, 2005.

At the same time, the Company's plans provide for additional lay-offs for reasons not on the part of employees. A provision of PLN 3,392 thousand was set up for that purpose and is expected to be utilized by the end of 2005.

27. TRADE AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Trade payables	21 032	22 494	18 276
of which: liabilities towards group companies	222	275	298
Total trade payables	**21 032**	**22 494**	**18 276**

Other current liabilities are composed of the following items:

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Current liabilities	**153 803**	**133 186**	**158 892**
Issue of debt securities	110 698	110 961	110 707
Dividends payable	15 667	0	15 666
Unpaid shares	0	13	13
Prepayments	493	433	1 257
Taxes, custsms duties, social security contributions and other benefits payable	12 241	9 921	13 162
Salaries and wages payable	1 103	1 632	1 656
Other liabilities	4 750	3 716	6 588
Special funds	8 851	6 510	9 843
Prepayments and accruals	**23 711**	**17 968**	**24 030**
Accruals	14 962	9 392	16 117
liabilities towards employees	6 035	3 508	6 176
franchise fees	3 120	0	2 744
public and legal liabilities	2 092	4 066	3 805
non-invoiced supplies	3 087	1 582	2 987
travel agent's commissions	0	216	333
other	628	20	72
Deferred income	8 749	8 576	7 913
advances and prepayments	8 646	8 495	7 819
other	103	81	94
Other current liabilities, total	**177 514**	**151 154**	**182 922**

Detailed information on bonds is presented below:

Debtor	Creditor	Title	Amount of credit/loan to be repaid PLN *Currency*	June 30, 2005	December 31, 2004	June 30, 2004	Interest rate	Maturity date	Security
"Orbis" S.A.	Hekon Hotele Ekonomiczne S.A.	debt issue	PLN	110 698	110 961	110 707	Wibor 3M+margin	28.10.2008	none
	Total			**110 698**	**110 961**	**110 707**			

Bonds are recognized at a nominal price plus accrued but unpaid interest.

28. CONTINGENT ITEMS

Contingent liabilities

Title	Transferee	Debtor/nature of relationships	Validity period	Amount as at the balance sheet date	Change in amount in 6 months ended June 30, 2005	Financial terms and other remarks
		Granted by Orbis S.A.				
surety for liabilities of "Orbis Casino" Sp. z o.o. against the bank under a loan agreement	BPH PBK S.A. with its corporate seat in Cracow	"Orbis Casino" Sp. z o.o. - associated company	30.12.2006	1 500	0	
surety for liabilities of "Orbis Casino" Sp. z o.o. against the bank under a loan agreement	BPH PBK S.A. with its corporate seat in Cracow	"Orbis Casino" Sp. z o.o. - associated company	13.04.2007	1 960	0	
surety for credit granted to "Globis Poznań" Sp z o.o. - registered pledge on shares of "Orbis" S.A. in "Globis Poznań" Sp z o.o	BZ WBK SA	"Globis Poznań" Sp z o.o - associated company		0	2 000	"Orbis" SA sold on 03.03. 2005 r. all its shares in Globis Poznań Sp. z o.o.
			TOTAL:	3 460	2 000	
		Including intra Group liabilities :		3 460	0	

29. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

29.1 HEDGING ACTIVITIES

Main areas of risk to which Orbis S.A. is exposed include the risk of changes in foreign exchange rates and the interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and in the income statement.
The Company pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.
The Company attempts to avoid the unnecessary financial risk (defined as cash flows volatility) and restrain the risk related to money and capital market volatility. This objective is implemented through identification, hedging and active management of risk as well as evaluation and monitoring of costs of Company's debts.
Exposure to additional risks unrelated to the accepted business operations is deemed improper.

The policy and strategy of risk management is defined and monitored by the Management Board. Current responsibilities in the area of risk management are dealt with the Risk Committee and special units established for that purpose.

29.2 INTEREST RATE RISK

Orbis S.A. is exposed to a risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event of incurring a new debt or refinancing the existing debt.

29.3 CURRENCY RISK

The risk of changes in foreign exchange rates is important for Orbis S.A. due to:

- entering, within the framework of core operating activities, into contracts related to the sale of tourist and hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies,
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies,
- incurring foreign currency credits or credits denominated in a foreign currency.

The base currency of the Company is the Polish Zloty (PLN).
In order to offset the risk of its currency exposure, Orbis S.A. makes an effort to first of all use the natural hedging mechanism. Furthermore, also derivative instruments, such as forwards, swaps and options are availed of for the purpose of managing the risk.
The company does not use financial instruments for speculative purposes.

29.4 CREDIT RISK

Credit risk to which the company is exposed may result from:

- credit risk following from credit worthiness of financial institutions (banks, brokers), parties to or agents for hedging contracts – the Company cooperates with renowned banks enjoying good financial standing; additional information: following the measurement of derivative transactions executed with Bank Societé Genérale as at June 30, 2005, a liability on the part of Orbis S.A. was reported,
- credit worthiness of entities whose securities the Company acquires or invests in.

29.5 LIQUIDITY RISK

The Company hedges liquidity through the use of long-term external credits and loans granted by:

- banks' syndicate led by the bank Calyon – foreign currency credit in EUR;
- Bank Współpracy Europejskiej S.A. – assumption of loans of the former Main Committee of Physical Culture and Tourism (GKKFiT).
- Societe d'Exploitation Hotel Polska Sp. z o.o. (former Accor Polska Sp. z o.o.) – loan for the settlement of transaction of purchase of the company Hekon Hotele Ekonomiczne.

Moreover, the sources of financing include the issue of short term „Orbis" bonds taken up by Hekon Hotele Ekonomiczne.

Temporarily disposable cash is invested in safe short-term debt securities (80% of cash) and bank deposits (20% of cash) with maturity dates ranging from 1 to 3 months.

30. RELATED PARTY DISCLOSURES (TRANSACTIONS)

30.1 REMUNERATION OF MANAGEMENT BOARD MEMBERS

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Salaries and other short term employee benefits	1 955	6 649	5 287
Post employment benefits	137	0	0
Termination benefits	0	0	0
Other long term benefits	0	0	0
Share-based payments	0	0	0
TOTAL	**2 092**	**6 649**	**5 287**

30.2 SALES OF GOODS AND SERVICES

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Net sales of products	**14 921**	**13 642**
- to parent company	0	0
- to subsidiaries	12 655	11 282
- to associates	2 266	2 360
Net sales of merchandise and raw materials	0	0
- to parent company	0	0
- to subsidiaries	0	0
- to associates	0	0
Total net sale revenues	**14 921**	**13 642**
Other revenues	0	0
Total revenues	**14 921**	**13 642**

29.3 PURCHASES OF GOODS AND SERVICES

	2005 semi-annual period (current year)	2004 semi-annual period (preceding year)
Purchases of services	**1 869**	**1 002**
- from parent company	0	0
- from subsidiaries	1 867	1 002
- from associates	2	0
Purchases of merchandise and raw materials	**0**	**0**
- from parent company	0	0
- from subsidiaries	0	0
- from associates	0	0
Cost of products, merchandise and raw materials	**1 869**	**1 002**

29.4SETTLEMENTS WITH RELATED PARTIES

	As at June 30, 2005	As at Dec. 31, 2004	As at June 30, 2004
Trade account receivables	**3 193**	**2 457**	**2 853**
- from parent company	0	0	0
- from subsidiaries	3 075	2 418	2 821
- from associates	118	39	32
Other receivables	**53 595**	**20 476**	**12 069**
- from parent company			
- from subsidiaries	52 653	20 234	11 027
- from associates	942	242	1 042
Total receivables	**56 788**	**22 933**	**14 922**
Trade account payables	**224**	**275**	**298**
- from parent company	0	0	0
- from subsidiaries	222	275	298
- from associates	2	0	0
Other payables	**110 698**	**110 974**	**110 745**
- from parent company	0	0	0
- from subsidiaries	110 698	110 961	110 732
- from associates	0	13	13
Total payables	**110 922**	**111 249**	**111 043**

31. EVENTS AFTER THE BALANCE SHEET DATE

On the basis of mutual concessions, on September 1, 2005 Orbis S.A. and the company Hotel Europejski w Warszawie S.A. (hereinafter: Hesa) executed an agreement that amicably settles all and any disputes and serves as the basis for final settlement of all existing or potential mutual claims concerning the Europejski Hotel in Warsaw.

Orbis S.A. will pay the company Hesa the amount of PLN 29,000,000 plus VAT, i.e. in aggregate PLN 35,380,000 gross (say: thirty five million three hundred eighty thousand) utilizing the funds secured in an existing provision.

Simultaneously to the execution of the above mentioned agreement, the real estate of the Europejski Hotel was released to the company HE SA.

Within the framework of the strategy of Orbis S.A. development, a new textual and graphic mark of "Orbis", featuring modern and dynamic lettering. The new logotype, serving as the basis for the creation of coherent image of companies ORBIS - ORBIS TRAVEL - ORBIS TRANSPORT, was registered with the Patent Office of the Republic of Poland with a simultaneous intention to file an application for protection in the European Union under rights in registration in Alicante.

32. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities

Change in inventories presented in the cash flow statement is equal to the balance-sheet change in the balance.

Change in receivables and prepayments	
Balance sheet change	42,116
- due dividend unpaid	(20,502)
- compensation of loan	135
- income tax	(3,134)
Change in the cash flow statement	(18,615)

Change in current liabilities	
Balance-sheet change	24,898
- dividend from profit to be paid	(15,667)
- accrued interest on bonds	(3,486)
- paid interest on bonds	3,749
- other	(9)
Change in the cash flow statement	9,485

Change in provisions presented in the cash flow statement is equal to the balance-sheet change in the balance.

Other adjustments of result in cash flows related to operating activities include:

- revaluation of property, plant and equipment	2.881
- settlement of credit commissions	173
- measurement of investment	195
- change in property, land and equipment	(65)
- measurement of a financial instrument	983
- change in income tax	(7,219)
Total	(3,052)

33. LITIGIOUS MATTERS

Description of important litigious matters of the Company id presented in note 32 to interim consolidated financial statements.

34. OTHER INFORMATION

No tax controls were performed in the Company in the current semi-annual period.

Tax authorities may control books of accounts and tax settlements within the period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax along with penalties and interest. In the opinion of the Management Board, there exist no circumstances that would indicate the possibility of emergence of significant liabilities in that respect.

ORBIS S.A.

Independent registered auditor's report on the review of the condensed interim financial statements as at June 30, 2005

Orbis

Independent registered auditor's report
on the review of the condensed interim financial statements
for the period from 1 January 2005 to 30 June 2005

To the Shareholders and the Supervisory Board of Orbis S.A.

We have reviewed the attached condensed interim financial statements of Orbis S.A. (hereinafter called *the Company*), Warsaw, ul. Bracka 16, which comprise:

(a) the balance sheet as at 30 June 2005, showing total assets and total equity and liabilities of PLN 2,186,573 thousand;

(b) the income statement for the period from 1 January to 30 June 2005, showing a net profit of PLN 23,742 thousand;

(c) the statement of changes in equity for the period from 1 January to 30 June 2005, showing an increase in equity of PLN 8,075 thousand;

(d) the cash flow statement for the period from 1 January to 30 June 2005, showing a net increase in cash and cash equivalents of PLN 5,551 thousand;

(e) the notes to the financial statements.

The Management Board is responsible for preparing the condensed interim financial statements which comply with the applicable regulations. Our responsibility was to present a report on these condensed interim financial statements based on our review.

We have performed our review in accordance with the auditing standards issued by the National Board of Registered Auditors, applicable in the Republic of Poland. Under these standards, we are obliged to plan and perform our review to obtain reasonable assurance that the condensed interim financial statements are free of material irregularities. We have performed our review on the basis of an analysis of the above-mentioned condensed interim financial statements, a review of the books of account and the information obtained from the Management Board and the employees of the Company.

The scope of our work was considerably smaller than the scope of an audit of the financial statements, because our review was not aimed at expressing an opinion on the truth and fairness of the condensed interim financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (Journal of Laws of 2002, No. 76, item 694 with subsequent amendments).

As set out in note 1.2.2, the Company decided to value its fixed assets using the historical method adjusted for the effect of hyperinflation. It has not been possible for the Company to either split all fixed assets by components, so the same depreciation rate has been applied to all fixed assets, or to verify the appropriateness of depreciation rates used in prior years. Therefore, the gross book values and depreciation could be different from what they should be if the split by components had been possible. We understand it is the intention of the Company to solve this issue for the 2005 year-end financial statements by considering a change in the basis of valuing its fixed assets to fair value. Due to the use of the historical costs method, the net value of the assets is lower than the fair market value, and so is the corresponding depreciation charge. This understatement has not been evaluated by the Company.

As set out in note 1.2.1, Management considered different interpretations presently made by the market place of IAS no 17. The management concluded that the rights of the perpetual usufructs of land acquired free of charge should be recognized in the balance sheet in the amounts resulting from an independent valuation. As at 30 June 2005, based on such a valuation, the value of these rights amounted to PLN 388,212 thousand. We are of the opinion that these rights should be classified as operating leases and recognized off balance sheet. According to this interpretation, the value of tangible assets and net assets would be overstated accordingly.

Moreover, the Company recognized the rights to the perpetual usufructs of land acquired for consideration with a value of PLN 16,074 thousand, as land. In our opinion, these rights should be presented as prepayments.

The above-mentioned issues impact the deferred tax calculation, which has not been evaluated by the Company.

Except for the issues described above, our review has not revealed the need to make any other significant changes to the attached condensed interim financial statements to ascertain their compliance with the accounting standards adopted in the European Union applicable to interim reporting.

Moreover, we would like to draw your attention to Note 2.4 of the condensed interim financial statements, which explains the adjustments made by the Company in connection with its transition to the accounting standards applicable in the European Union and to the fact that these condensed interim financial statements have been prepared in accordance with the standards issued and effective until the date of the preparation of these condensed interim financial statements. It cannot be excluded that the accounting standards applicable as at the date of preparation of the annual financial statements, i.e. 31 December 2005, will be different.

On behalf of PricewaterhouseCoopers Sp. z o.o. and the auditor:

Andrzej J. Konopacki
Board Member
Registered Auditor
No. 1750/287

PricewaterhouseCoopers Sp. z o.o.
Registered Audit
Company
No. 144

Warsaw, 30 September 2005

Capital Group Orbis

Management Board's on the Activities of the OrbisGroup as at June 30, 2005

Orbis

The Management Board's Report on the Activities of the Orbis Group as at June 30, 2005

Orbis

September 26, 2005

TABLE OF CONTENTS

1. DESCRIPTION OF THE ORBIS GROUP

1.1 Structure of the Group

As at June 30, 2005, Orbis S.A. had direct interest or held shares in the following companies:

Table 1 Companies Constituting the Orbis Group

Company, Legal Status and Corporate Headquarters	Share capital in PLN	Share of parent company in share capital in %	Share of parent company in votes at the GM in %	Core business
Subsidiaries				
PBP Orbis Sp. z o.o.[1] Warsaw	16,453,900	95.08	95.08	Travel office - retail and tour operator
Orbis Transport Sp. z o.o.[2] Warsaw	14,429,300	98.295	98.3	Passenger transport, vehicle rent and lease
WT WILKASY Sp. z o.o. Wilkasy	1,650,000	100	100	Hotel, leisure, food & beverage industry
Hekon-Hotele Ekonomiczne S.A. Warsaw	300,000,000	100	100	Hotel and food & beverage industry
Orbis Kontrakty Sp. z o.o. Warsaw	100,000	80	80	Economic advice, business agency, management of holdings
Associated-equity companies				
Orbis Casino Sp. z o. o. Warsaw	4,800,000	33.33	33.33	Casinos and gambling saloons
PH Majewicz Sp. z o.o. Bydgoszcz	2,202,500	49	49	Hotel and food & beverage industry

In addition Orbis S.A. hold minority interests and shareholdings acquired in the course of conversion of receivables or in companies without development perspective. The following companies are included in this group: Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A. in liquidation, Bank Współpracy Europejskiej S.A., Polskie Hotele Sp. z o.o. in liquidation, Rena Kord S.A. in bankruptcy, Tarpan Sp. z o.o. in liquidation and Walewice Sp. z o.o. in liquidation. Orbis S.A. also holds interests in POLORBIS Reiseunternehmen GmbH in Köln that are posted by the Company as financial current assets. POLORBIS was removed from the commercial register on March 3, 2005.

The portfolio of the Company contains investments of a strategic, commercial and restructuring nature. The last category includes minority interests and shareholdings.

The **strategic portfolio** consists of shares and interest in the following companies:

a) **Hekon - Hotele Ekonomiczne S.A.** - the company managing hotels belonging to two brands owned by Accor S.A.: eight two-star Ibis hotels and two Novotels. The financial standing of the company is stable. The hotels generate growing revenues with high operating efficiency.

b) **Polskie Biuro Podróży Orbis Sp. z o.o.** and **Orbis Transport Sp. z o.o.**– daughter companies separated in 1993 in the course of the restructuring and privatization process of Orbis. A complementary nature of business activities carried out by both these companies and Orbis S.A. predetermines the mutual benefits derived by all the three entities cooperating on the operational level at arms' length. Each of the daughter companies has a stable market position and their financial standing does not put continuation of activities at threat.

c) **Orbis Kontrakty Sp. z o.o.** – the company was established on January 24, 2005 (registered on February 14, 2005) in cooperation with Hekon-Hotele Ekonomiczne S.A. to handle the process of

[1] As a result of redemption in 2001 of 1,219 shares from net profit without reducing the share capital, the registered share capital currently amounts to PLN 16,453,900 and is divided into 163,320 shares at PLN 100 each.
[2] As a result of redemption in 2002 of 3,510 shares from net profit without reducing the share capital, the registered share capital currently amounts to PLN 14,429,300 and is divided into 140,783 shares at PLN 100 each.

purchases for hotels operated by shareholders. The company's operations commenced in April 2005 are designed to optimize operating expenses of the shareholders and therefore, to improve results of the hotels.

The **commercial portfolio** consists of shares and interest in the following companies:

a) **Orbis Casino Sp. z o.o.**: a company founded in 1989 and at present running 9 casinos and 4 game parlors located, except for the casino in the Business Centre in Łódź, in leased premises in Orbis S.A. hotels. Orbis Casino is a leading edge, next to ZPR S.A. and Casinos Poland, company in the market of gambling, mutual betting and slot machines. The financial standing of the Company is stable.

b) **Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o.** - a hotel company established for a limited period of time, until December 31, 2007, as a result of a composition agreement executed by Orbis S.A. in 1993 with the successors of the owners of the hotel Pod Orłem in Bydgoszcz. Orbis S.A. entered into the contract concerning managing the hotel for the same period of time, further replaced, as from January 2001, by a franchising agreement for an identical term. Continuation of business activities by the Company is not threatened.

c) **Wioska Turystyczna WILKASY Sp. z o. o** (former PORT SILNOWA Sp. z o.o.): a company running a leisure center. The company offers accommodation and food & beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotel in Mrągowo.

As of the reporting date, the value of shares and interest calculated on a basis of purchase prices, held directly by Orbis S.A. amounted to PLN 475,795.98 thousand and was by PLN 1,932.5 thousand lower as compared to the closing balance of the prior reporting period. Shares and interest held in the companies BWE S.A., PPTE Diament S.A., Polskie Hotele Sp. z o.o., Rena Kord S.A., Tarpan Sp. z o.o., Walewice Sp. z o.o. and Polorbis Reiseunternehmen GmbH have been fully written off and their balance sheet value equals zero as at June 30, 2005.

1.2 Description of Consolidated Companies in the Orbis Group

The consolidated financial statements of the Orbis Group comprise:

- aggregate financial statements of all organizational units forming Company Orbis S.A., keeping separate accounting books,
- financial statements of the PBP Orbis Group and financial statements of the Orbis Transport Group, which have been fully consolidated,
- financial statements of Hekon-Hotele Ekonomiczne S.A. and UAB Hekon – Hekon S.A.'s subsidiary which have been fully consolidated,
- an affiliated company Orbis Casino Sp. z o.o. consolidated by equity method.

1.2.1 Orbis S.A.

The joint-stock company Orbis Spółka Akcyjna was established in the course of transformation of the State-Owned Enterprise Orbis into a single-shareholder company of the State Treasury on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990 , No 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted /Notary's file no Rep. A No 1882/1990/. The Statutes of Orbis S.A. was also adopted by virtue of the aforementioned notary's deed.

On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division entered the Company in the Commercial Register under the number RHB 25134.

On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Registry issued a decision on the entry of a joint-stock company Orbis Spółka Akcyjna to the Register of Business Operators under the number KRS 0000022622.

The Company pursued its operation on the basis of its Statute, the consolidated text of which was adopted by the Extraordinary General Meeting of "Orbis S.A." Shareholders on October 3, 2000 /notary's deed Rep. A No 612/2005/.

The core business activity of the Company includes, predominantly:

- provision of hotel as well as food&beverage services and ancillary services,
- management of foreign hotels within the framework of hotel management systems operated by the Company.
- organization and servicing of domestic and international tourism,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- activities in the field of foreign trade, in particular connected with the core business of the Company,
- sale of Polish and foreign goods and products,
- provision of services and conducting business operations in the area of training, investment and information technology,
- provision of insurance services within the scope of obtained licenses and permits,
- lease of utility areas.

In accordance with information submitted to the Company by virtue of Article 147 and 158a of the Act on Public Trading in Securities, as at June 30, 2005, shareholders holding at least 5% stake in Orbis S.A. included:

Shareholders	% of shares
Accor S.A.	35.58%
ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny	5.89%
Commercial Union OFE BPH CU WBK	5.08%
Globe Trade Centre S.A.	5%

Listings of Orbis shares during the period from January to June 2005 varied between PLN 20.70 to 25.20 per share.

Chart 1 Orbis S.A. share listing and WIG-20 index between January and June 2005


Orbis S.A.
WIG-20
27,0
26,5
26,0
25,5
25,0
24,5
24,0
23,5
23,0
22,5
22,0
21,5
21,0
20,5
20,0
2 200
2 150
2 100
2 050
2 000
1 950
1 900
1 850
1 800
1 750
1 700
1 650
1 600
1 550
1 500
1 450
03.01 06.01 11.01 14.01 19.01 24.01 27.01 01.02 04.02 09.02 14.02 17.02 22.02 25.02 02.03 07.03 10.03 15.03 18.03 23.03 30.03 04.04 07.04 13.04 18.04 21.04 26.04 29.04 05.05 10.05 13.05 18.05 23.05 27.05 01.06 06.06 09.06 14.06 17.06 22.06 27.06 30.06

The difference between the highest and the lowest listing amounted to PLN 3.50 and constituted 16.1% of the lowest price. The average daily turnover of Orbis' shares during the first six months of 2005 amounted to 58,920 shares.

During the first six months of 2005, the Company operated 54 hotels located in 29 large cities and resorts throughout Poland, with an average total number of rooms amounting to 10 004. The hotels operated under the following Accor brands: Sofitel, Novotel and Mercure, and Orbis Hotels and Holiday Inn. In addition Orbis S.A. manages under two hotels under management agreements: Mercure Fryderyk Chopin in Warsaw and Sofitel Dorint in Wrocław. Orbis S.A. is also a party to a franchising agreement with PH Majewicz that operates Pod Orłem hotel in Bydgosz. Orbis hotels offer full food&beverages services, professional conference rooms and Business Centers as well as recreation and spa facilities. This potential ranks the Orbis Hotel Group on the first place in Poland and in Central and Eastern Europe.

Orbis S.A. operates 53 hotels since July 1, 2005 due to liquidation of Hotel Europejski.

Hotels operated by Orbis S.A., Hekon-Hotele Ekonomiczne S.A. (as described in point 1.2.2) and UAB Hekon (point 1.2.3), including operated by virtue of management agreements jointly constitute the Orbis Hotel Group.

Chart 2 Breakdown of hotel rooms by brands


Orbis S.A.
3,4%
3,4%
47,4%
17,8%
Sofitel
Novotel
Mercure
Orbis Hotels
Holiday Inn
Orbis Hotel Group
9,8%
4,4
2,7%
38,6%
16,5%
Sofitel
Novotel
Mercure
Orbis Hotels
Holiday Inn
Ibis

The composition of the Company's managing and supervisory bodies during the period from January 1, 2005 till June 30, 2005 was as follows:

Governing body	Function	Name and surname
Management Board	President	Jean Philippe Savoye
	I Vice-President	Krzysztof Andrzej Gerula
	Vice-President	Andrzej Bobola Szułdrzyński
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Alain Billy (until June 10, 2005)
	Member	Jolanta Wojciechowska de Cacqueray (from June 10, 2005)
Supervisory Board	Chairman	Claude Moscheni
	Members	Erez Boniel
		Sabina Czepielinda
		Paweł Dębowski

Governing body	Function	Name and surname
		Michael Flaxman
		Christophe Guillemot
		Michael Harvey
		Andrzej Przytuła
		Janusz Rożdżyński
		Denys Sappey

1.2.2 Hekon-Hotele Ekonomiczne S.A.

The company Hekon – Hotele Ekonomiczne S.A. was established on February 19, 1997, and registered in the Commercial Register, section B, under the number 57835 in the District Court for the Capital City of Warsaw. The Company was registered in the Register of Business Operators of the National Court Register (KRS) under the number 0000113855 on May 21, 2002, by the District Court for the capital city of Warsaw.

Since October 31, 2003, Hekon S.A. is a company wholly owned by Orbis S.A.

The scope of the company's business covers:

- hotel and food&beverage services,
- construction and furbishing works,
- purchase, sale and lease of real property.

In 2005 semi-annual period, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Yannick Rouvrais
	Members	Alain Billy
		Jolanta Wojciechowska de Cacqueray (od 22.06.2005 r.)
Supervisory Board	Members	Jean-Philippe Savoye
		Krzysztof Gerula
		Marta Kuniszyk (secretary)

The Company operates 10 hotels, i.e., the total number of 1,513 rooms. Hotels are located in 7 cities in Poland and operate under Ibis (8) and Novotel (2) brands. In addition, since August 1, 2005 the Company operates Ibis Stare Miasto hotel in Warsaw by virtue of a management agreement. Ibis hotels operated by the Company have the highest share in the economic chain hotel segment in Poland.

Hekon S.A. is a dominant entity of a wholly-owned single-shareholder Lithuanian company UAB HEKON established in October 2003 in order to lease, equip and operate a hotel in Vilnius under a Novotel Brand, see description in point 1.2.3.

1.2.3 UAB Hekon S.A.

UAB Hekon is a wholly-owned single-shareholder Lithuanian company with is registered office in Vilnius. It was established by Hekon-Hotele Ekonomiczne S.A. and registered on January 13, 2003 under the number UĮ 03-12. It was established for the purpose of lease, equipping and operating a hotel in Vilnius under a Novotel brand. The Hotel was opened on April 1, 2004. It is the first hotel operated by the Orbis Hotel Group outside Poland.

No Management Board or Supervisory Board has been established for the Company. Mr. Yannick Rouvrais acts as the Company's managing director since November 2003.

UAB Hekon holds no shares or interests in other companies.

1.2.4 PBP Orbis Sp. z o.o.

Polskie Biuro Podróży Orbis Sp. z o.o. was founded on December 7, 1993, by p.p. Orbis and Bank Turystyki S.A. On June 15, 1993, the Company was registered in section B, no RHB 37048, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 20, 2001, the District Court for the Capital City of Warsaw, XX Economic Department of the National Court Registry registered the Company in the Register of Business Operators (KRS) no 0000046253.

As at June 30, 2005, its shareholders included:

Table 2 Shareholders

Shareholders	Share in the share capital
Orbis S.A.	95.080%
448 natural persons	4.911%
Biuro Podróży „Zbigniew"	0.009%

The core business of the company includes, above all:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, gatherings and conferences,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,
- provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles,
- sale and purchase of foreign currencies,
- retail trade.

In the year 2004, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Grzegorz Prądzyński
	Vice-President	Jerzy Sułowski
	Member	Piotr Gliński
Supervisory Board	Chairman	Krzysztof Gerula
	Vice-Chairman	Joanna Jatczak
	Members	Justyna Pasierbska-Burzyńska

As of the reporting date, the organizational structure of the Company included 22 units that prepare their own balance sheets, including the Management Board's Head Office, Foreign Tourism Office, and 20 Regional Branches.

As of June 30, 2005, the Company held shares in the following domestic and foreign companies:

Table 3 Interests and shares in other companies

Name, legal status, corporate address	Share in share capital in %	Status versus PBP Orbis	Core business
Orbis Travel Bureau Inc. New York	88%	Subsidiary	Travel agent
INTER Bus Sp. z o.o. Warsaw	31.37%	Associated	Sales of coach tickets
Dom Polski S.A. Ostrawa	1%		Hotel, food&beverages
First Travel GmbH (in liquidation) Düsseldorf	1%		Travel agent
Orbis Transport Sp. z o.o. Warsaw	0.36%		Transport
Tarnowska Agencja Rozwoju Regionalnego Tarnów	0.08%		Publishing

During the first six months of 2005 there have been no changes in the Company's share or interest holding.

1.2.5 Orbis Transport Sp. z o. o.

Orbis Transport was founded on June 28, 1993 by PP Orbis and Bank Turystyki S.A. On July 1, 1993, the Company was registered under section B, No RHB 37309, of the Commercial Register in the District Court for the capital city of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the capital city of Warsaw, XX Economic Department of the National Court Registry registered the Company in the register of business operators (KRS) No 0000037337.

As at June 30, 2005, the shareholders of Orbis Transport Sp. z o.o. included:

Table 4 Shareholders

Shareholders	Share in the share capital
Orbis S.A.	98.295%
185 natural persons	1.158%
Chrobot Reisen	0.362%
PBP Orbis Sp. z o.o.	0.185%

The core business of the company includes:

- domestic and foreign transportation services,
- rental and lease of cars,
- agency in provision of tourist, hotel and transportation services,
- servicing motor vehicles, parking services,
- passenger transport - bus transport on regular routes,
- trading activities including resale of cars and spare parts,
- agency and representation services,
- tourist organization,
- exports and imports of goods and services.

In 2005 semi-annual period, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Jan Sidorowicz
	Vice-president	Jerzy Majewski (from April 25, 2005)
Supervisory Board	Chairman	Andrzej Szułdrzyński
	Members	Aldona Cypryszewska-Olczyk
		Gabriel Bąkiewicz

The organizational structure of the company includes three departments: coach communication, short-term rent and leasing managed by the Management Board's Head Office and 22 Car Rental Units in Warsaw, Gdańsk, Katowice, Kraków, Łódź, Olsztyn, Poznań, Rzeszów, Szczecin, Wrocław and Bydgoszcz.

As at the end of the reporting period, the company held shares in the following companies belonging to the Orbis Transport Group:

Table 5 Shares and interests in other companies

Name, legal status and corporate address	Share in the share capital in %	Status towards Orbis Transport	Core business
AutoORBISbus France Sarl Paris	100%	Subsidiary	Sales of coach tickets
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	100%	Subsidiary	Coach transport
PKS Gdańsk Sp. z o.o. Gdańsk	100%	Subsidiary	Coach transport
Capital Parking Sp. z o.o. Warsaw	68%	Subsidiary	Parking services
Inter Bus Sp. z o.o. Warsaw	39.22%	Associated	Sales of coach tickets

Changes in holding of shares and interests in other companies:

- PKS Tarnobrzeg Sp. z o.o. – as a result of a decision of the company's GM held on February 25, 2005 share capital was increased by the amount of PLN 636 thousands (registration in KRS on May 12, 2005), and an additional increase by virtue of a GM's resolution dated May 20, 2005 by PLN 35 thousand (registration in KRS on June 9, 2005). As a result of the above-mentioned increases, the company's share capital as at June 30, 2005 amounted to PLN 7,951.5 thousand. The new interests in the increased share capital were subscribed by the current shareholder Orbis Transport Sp. z o.o.;
- PKS Gdańsk Sp. z o.o. – by virtue of the resolution of the company's GM on increase of share capital by subscription of new interests amounting to PLN 2,805 thousand by the current shareholder, i.e., Orbis Transport Sp. z o.o. in April 2005, the Company's share capital as at June 30, 2005 amounted to PLN 11,859 thousand.

1.2.6 Orbis Casino Sp. z o.o.

Orbis Casino Sp. z o.o. was founded on April 28, 1989, by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, No RHB 18620, of the Commercial Register in the District Court for the capital city of Warsaw, XVI Economic Division. On October 22, 2002 the company was entered in the register of business operators kept by the District Vourt for the Capital City of Warsaw, XX Economic Division of the National Court Registry under the number KRS 0000135406.

As at June 30, 2005, the shareholders of the Company included:

Table 6 Shareholders

Shareholders	Share in the share capital
Orbis S.A.	33.33%
Finkorp Sp.z o.o.	33.33%
Zjednoczone Przedsiębiorstwa Rozrywkowe S.A.	33.33%

The core business of the company includes:

- running activities connected with games of chance, mutual bets and slot machines,
- food&beverage services,
- running extra-school forms of education,
- consultancy services in the field of business activities and management,
- publishing activities,
- advertising,
- administration of real property,
- activities related to recreation as well as cultural and sports events,
- other financial agency,
- ancillary financial activities.

In 2005 semi-annual period, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Wojciech Szwedkowicz
	Members	Zofia Maruszyńska
		Jacek Sabo
Supervisory Board	Chairman	Ireneusz Węgłowski
	Members	Maciej Grelowski (until June 8, 2005)
		Andrzej Szułdrzyński (from June 8, 2005)
		Agnieszka Benbenek (until January 31, 2005)
		Zbigniew Benbenek (from January 31, 2005)
		Aleksandra Kołodziejczyk
		Wiesław Król

Governing body	Function	Name and surname
		Teresa Jurzyk (until January 31, 2005)
		Krzysztof Dąbrowski (from January 31, 2005)

During the reporting period, the company operated 9 casinos, of which 8 were located in Orbis S.A. hotels (2 in Warsaw and one in Sopot, Szczecin, Katowice, Kraków, Gdańsk and Poznań), and one in Łódź Business Center and 4 arcade games salons in Orbis S.A. hotels (Warsaw, Płock, Łódź and Poznań).

As at June 30, 2005 the Company held shared and interests in two other companies:

Table 7 Shares and interests in other companies

Name, legal status, corporate address	Share in the share capital in %	Core business
Bingo Centrum Sp. z o.o. Katowice	33.29%	Business of games of chance and betting
Bookmacher Sp. z o.o. Poznań	22.22%	Business of games of chance and betting

1.3 Changes in the Group's structure

Changes related to the ownership structure of the Orbis Group that occurred in the reporting period consisted in:

- Purchase on January 24, 2005 by Orbis S.A. of 80 equal and indivisible shares of nominal value of PLN 1,000 each of Orbis Kontrakty Sp. z o. o. of the total share capital amounting to PLN 100,000. The remaining 20 shares were acquired by Hekon-Hotele Ekonomiczne S.A., a subsidiary of Orbis S.A.,
- Sale by Orbis S.A. under the agreement dated March 3, 2005 of 2,000 shares of Globis Poznań Sp. z o.o. and 25 shares of Globis Wrocław Sp. z o.o. accounting for 25% of share capital of the companies and 25% of votes on the companies' General Meetings, for the total amount of PLN 2,012,500, i.e., the price equaled nominal value of the shares and accounting value posted by Orbis S.A. Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. were not consolidated by the Group,
- Increase of share capital of BWE S.A.: Shareholders' General Meeting increased share capital of the Bank by N series shares from the amount of PLN 46,187,460 to the amount of PLN 55,187,460 by the resolution no. 5 dated January 7, 2005, registered on April 5, 2005. Orbis S.A. did not subscribe any N series shares, therefore its percent share in the company's share capital and GM votes, decreased,
- Increase of share capital of ORBIS Transport's subsidiaries: PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o. – for detailed information, see the above section concerning ORBIS Transport.

2. FACTORS AFFECTING THE DEVELOPEMNT OF THE GROUP INCLUDING DESCRIPTION OF BASIC RISKS, THREATS AND PROSPECTS FOR THEIR CHANGES

2.1 External factors

2.1.1 Macro-economic factors

According to Ministry of Finance the GDP rose by 2.4% during the first six months of 2005 (2.1% and 2.8% during the 1st and the 2nd quarter, respectively). Consumer Price Index rose during the first six months of 2005 by 2.9% in comparison with the same period of 2004. Unemployment rate as at the end of June 2005 amounted to 18.0%, i.e., it was lower by 1.4 p.p. in comparison with June 2004 and by 0.3 p.p. lower than in May 2005. The official average PLN/EUR exchange rate during the first six months of 2005 amounted to PLN 4.0814 in comparison with 4.7351 during the same period of 2004. In June 2005 the average official PLN/EUR exchange rate amounted to PLN 4.0603, i.e., it was by 11.6% lower than in June 2004.

Ministry of Finance assumes GDP growth of 4.5% and 4.0% at the end of 2005 and in 2006, respectively. The strengthening economic recovery in Poland is reflected by increased interest of foreign investors in transfer of their businesses to Poland (on September 9, 2005 Whirlpool Europe opened a new oven plant in Wrocław, on September 15, 2005 Toyota opened a new Diesel engine production plant in Jelcz-Laskowice, ProLogis will open the biggest logistics center in south-western Poland near Wrocław in October 2005, MAN, Germans automobile corporation will erect its plant in Niepołomice near Kraków, LG Philips published a plans to establish the biggest LCD plant near Wrocław, in 2007 Electrolux will commence production in its new plant in Świdnica, Volvo will open a financial and accounting center and IT technology development center in Wrocław).

Recovery of Polish economy, EU membership, increased interest among foreign investors, development and modernization of road and railroad infrastructure, entry to Polish market of one of the leading budget flight companies, i.e., Ryanair from Ireland, have a direct impact on hotel and tourism sector in Poland. The above-mentioned factors are also reflected by results of the Orbis Group.

2.1.2 Market Trends

Arrivals in Poland: During the semi-annual period of 2005, the number of foreigners' arrivals into Poland totaled 28.6 million persons in comparison with the total number of arrivals of 27.2 during the semi-annual period of 2004 (increase by 5.4%).

The analysis of changes in foreign incoming traffic by the country of origin indicates significant increase of arrivals from Germany caused by intensive trade in border areas, as well as increase of arrivals from the "old" EU (excluding Germany). Very significant increase (by 29%) of arrivals from USA, Australia, Japan, South Korea and Canada was identified, too. The Institute of Tourism estimates that the above-mentioned number of visits includes 6.7 million of tourism visits, i.e., increase by approximately 7% in comparison with the first six months of 2004.

Chart 3 Arrivals of tourists in Poland during the first six months of 2004 and 2005* (in thousands)


3000
2500
2000
1500
1000
500
0
2 160
2450
2 110
2145
760
855
820
760
430
510
Germany
Russia, Ukraine, Belarus
EU 15 (excl. Germany)
New EU states
Rest of the world
I-VI 2004
I-VI 2005

estimated by the Institute of Tourism

Airports are still indicating a boom related to dynamic development of budget air-lines. Eight budget carriers are present in Poland. Budget airlines operate increasing number of lines. They fly not only to the biggest cities, but also to smaller cities including Rzeszów, Łódź and Bydgoszcz (e.g., Ryanair from Ireland). The number of air-line passengers is indicating the fastest growth in Europe. Almost 9 million passengers passed through Polish airports in 2004 including over 1.2 million passengers carried to and from Poland by budget airlines (in comparison, express and InterCity trains carry 8 million passengers annually). In 2005 as much as 2 million people can use budget airlines. Number of Poles traveling abroad by airplanes grew by 68% and a number of foreigners using Polish airports grew by 40%.

The Institute of Tourism has not published data concerning occupancy rates includes the first six months of 2005, yet. Data for the 1st quarter of 2005 was, however, published. During the 1st quarter of 2005 the number of Poles using hotel accommodation grew by 1.3% in comparison with the 1st quarter of 2004, and

the number of foreigners grew by 11.8%. The number of rooms provided to Polish tourists did not increase, while the number of rooms for foreigners grew by 19%. It can be assumed that this trend was maintained during the 2nd quarter of 2005, as confirmed by results generated by hotels of Orbis S.A. and Orbis Hotel Group. The total number of nights sold by hotels of Orbis S.A. grew by 6.4% during the first six months of 2005 and the share of foreigners increased by 1.6 pp. Orbis Hotel Group indicated even fastest growth. For detailed description of sales, see Chapter 3.

Departures from Poland. During the semi-annual period of 2005, the number of Poles crossing the border totaled 18.1 million and was by 7.5% higher than in the corresponding period of the past year.

Forecast for tourist traffic. The forecast of the Institute of Tourism indicates that the annual average number of tourisms arriving in Poland in 2004 – 2007 will grew by almost 5%. Significant increase of arrivals from Germany and other non-neighbor EU states (by 8.4% annually), North America and other overseas countries is expected. The total number of arriving tourists will increase from 14.3 million in 2004 to 16.5 million in 2007.

By the end of 2005 approximately 4 million foreigners will use accommodation in Poland. City tourism is very popular as a result of development of budget airlines. Approximately 8 million foreign tourists will spend at least 1 day in Kraków in 2005. It is estimated that revenues from providing services to foreign tourists will amount to USD 3.2 billion.

Hotel market. Two new hotels were added to the group of main competitors in Warsaw in 2005:

- From January 1, 2005, luxury Polonia hotel (206 rooms) following comprehensive modernization, located at the corner of ul. Marszałkowska Street and Jerozolimskie Avenue,
- On April 15, 2005 Aparthotel Residence Diana (47 rooms) located at Chmielna Street commenced operations.

By the end of 2006 competitors will provide approximately 800 new hotel rooms.

Chart 4 Market share of Orbis Hotel Group*


80%
60%
40%
20%
0%
38,2%
41,1%
28,1%
27,5%
43,8%
42,5%
47,1%
44,5%
67,0%
63,5%
35,6%
45,3%
49,0%
49,1%
11,5%
11,5%
Warsaw
Kraków
Katowice
Tri-city
Poznań
Wroclaw
Szczecin
Vilnius
I - VI 2004
I - VI 2005

**Hotels operated by Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon, including operated by virtue of management agreements.*

The Kraków market – one new hotel has been opened, i.e., Apis hotel *** (41 rooms). Competitors plan to open seven new hotels with 460 rooms in 2005 – 2006.

The Katowice market (including Sosnowiec and Zabrze) – the Group's share did not change. By the end of 2006 approximately 100 rooms in 3 hotels will be opened.

The Tri-city market – during the first six months of 2005 one three star hotels was opened in Łęgowo (58 rooms). Currently it does not constitute a competition for Orbisu. Kuracyjny hotel *** (27 rooms) in Gdynia Orłowo was opened in July 2005. The total number of 480 new rooms will be opened in Tri-city by the end of 2006.

The Poznań market – during the first six months of 2005 one new hotel was opened, i.e., Blues Hotel *** (19 rooms, ultimately 60 rooms) and 15 rooms were added to Edison hotel (ultimately 60 rooms, too). By the end of 2006 three new hotels will be opened with the total number of approximately 440 rooms.

The Wrocław market – no new hotels were opened in 2005. Approximately 300 rooms will be opened by the end of 2006.

The Szczecin market – during the first six months of 2005 no changes significant for the Group were identified.

The market share of Novotel hotel in the Vilnius market amounts to 11.5%. Business and recreation segment hotel base in Vilnius consists of four hotels with fair share amounting to approximately 44%. Reval Lietuva (291 rooms) operated by Baltic hotel chain (Nordic company) is the biggest and the most modern hotel on the market. It has modern recreation center and conference capability. Other hotels include: Radisson SAS Astorija (120 rooms) located in the Old Town and specialized in large conferences, Scandic Neringa (60 rooms) with very good market standing as a high service quality hotel, and Holiday Inn (134 rooms) with a strong status of a typical business hotel. Two new hotels of the total number of approximately 150 rooms will be opened in 2006 (Ramada Vilnius, Kempiński).

Travel agents' market. Stable international situation and maintained economic growth had a positive impact on operations of PBP Orbis Group during the first six months of 2005. At the same time budget airlines increased their market presence.

The following trends were observed in the tourism industry during the first six months of 2005:

- development of foreign outgoing tourist traffic and in particular charter flight operations; increased tourism activity of Poles, increased interest in flights, stopped decline of a number of tourist agency customers;
- increase of Internet sales of tourist services; this information was confirmed by competitors that develop Internet distribution channels.

Estimated share of PBP Orbis Sp. z o.o. in the tourism market amounts to ca. 8-10% and transport ticket market to approximately 10-12%.

Passenger road transport market and rental of vehicles market. Orbis Transport's business includes three segments of a wide scope of transport services including: international coach transport, short-term rent and car lease. Every business segment has a specific character:

- **coach transport**: the company is one of the biggest Polish international coach carriers; the estimated market share amounts to 16%; coach transport market is characterized by large segmentation (approximately 1,800 carriers); the main competitors include Eurolines (association of 14 carriers), Eurobus (association of 15 carriers); the observed international passenger transport market conditions indicate future decline (impact of budget airlines, decline of commuter transport);
- **short term rent (Rent a Car)**: the company operates Hertz Rent a Car by virtue of a franchising agreement with Hertz; it holds the leading position on the short-term rent market in Poland with an estimated share in businesses rent amounting to approximately 30%; the main competitors include AVIS (approximately 30%) and Europcar (approximately 20%); the company has achieved a stable, high market position and the expected growth, foreign investments and economic development will facilitate further development of this core business;
- **leasing**: the company is engaged in leasing and long-term rent based on the franchising agreement with Hertz; the estimated market share amounts to approximately 6%; the company is one of the biggest six CFM companies in Poland (there are approximately 30 companies on the market); leasing business is still developing and competition is growing (including price competition resulting in decline of margins).

Increase of fuel prices had impact on results of transport operations and in particular on coach transport during the first six months of 2005. Low Euro exchange rate decreased revenues from sales despite increase of volume of services. Competition forced decrease of coach ticket prices and leasing margin. Prices of second hand cars decreased, too. Additional market factors included increase of ferry and Eurotunel prices (line to UK) and increase of commissions for foreign agents.

Orbis Transport opened 2 new coach lines in April 2005 (Warsaw – Rome, Przemyśl – Rome).

Games market. Casino market is relatively stable. Only one permit to operate a casino in Warsaw was issued to a competitor during the first six months of 2005. Orbis Casino is the market leader based on revenues from games. The arcade games salon market is much more dynamic and much more new salons are established. Orbis Casino, owns 4 arcade games salons in Poland and it does not play any significant role on the market.

2.1.3 Legal environment

No significant changes of regulations having impact on hotel or tourism business of Orbis Hotel Group's companies were introduced during the first six months of 2005. Recent legal changes related to transport and in particular tax changes have an impact on leasing operations and on short-term Rent a Car operations. Amendments to VAT law allow for reduction of depreciation costs by set-off of VAT amounts on purchase of passenger cars for rent or lease. Increased limit of VAT set-off for end users of passenger cars should increase interests of businessman in rent or lease of cars. It creates opportunities for further development of the sector.

2.2 Internal factors

2.2.1 Orbis Hotel Group strategy

In March 2005 the Company's Management Board presented the new strategy for the Orbis Hotel Group for 2005-2009 (the current report 10/2005) and published a forecast of selected financial categories for that period. The new strategy assumes development of a chain of Etap economy hotels, development of Ibis brand and modernization of the next important hotels of the Group. Company reorganization project will be implemented together with the investment program. In accordance with the forecast, the Group's revenues on hotel operations in 2009 is estimated at the level of PLN 977.4 million with EBITDA at PLN 357.4 million.

In May 2005 the Management Board decided to liquidate 4 hotels as of November 30, 2005: Reda hotel in Szczecin, Tranzyt hotel in Częstochowa, Wanda hotel in Kraków and Solec hotel in Warsaw. Comprehensive modernization of the first three hotels and demolition of Solec hotel in planned. A new hotel will be built to replace Hotel Solec. Following completion of works in late 2006, the hotels will operate under the Etap brand. The Company continues modernization works in selected hotels (for detailed description see "Investment program" section).

In August 2005 the Management Board signed an agreement with trade unions governing terms and conditions of reduction of employment, including amounts of severance payments and additional damages applicable to all jobs that will be terminated until 2007 as part of restructuring of the Orbis Hotel Group.

The Company's Management Board decided to close down operations in Grand hotel in Sopot for the period of modernization. Hotel will be closed as of November 1, 2005.

2.2.2 Investment program

During the reporting period **Orbis S.A.** incurred investment expenditures amounting to PLN 14,669.8 thousand. The expenditures include modernization of hotels, preparation of construction/adaptation of 5 hotels for the Etap economic brand and purchase of IT hardware. The most important modernization works, considering scope of works and expenditures, are performed in the following hotels:

- **Novotel Centrum in Warsaw** – continuation of replacement of a façade and modernization of public areas; works will be completed by the end of 2005;
- **Grand in Warsaw** – modernization of the façade was completed, preparation works to adjust the hotel to the Mercure brand are underway; construction and tender designs will be prepared in 2005 as well as selection of a contractor in order to commence works in December 2005 and complete them by the end of 2006,
- **Grand in Sopot** – completion of a comprehensive modernization is expected by the end of 2006; a company responsible for development of a construction and tender design, and author's supervision over performance of construction and assembly works, supplementary investor, company responsible for technical consulting and control over design works, and a company responsible for investor's supply and preparating mockup room were selected,

- **Novotel Centrum in Gdańsk** – modernization is underway since the beginning of 2005. It will be completed in 2006; preparation of multi-industry design and quotation of modernization of rooms in the Novotel Novation standard was ordered, supplementary investor was selected, tender for performance of construction works was organised.
- **Grand in Łódź** – planned modernization in 2005 – 2007, expenditures on, but not limited to, preparation of a feasibility study of future adaptation for Mercure brand standards, appropriate action necessary to acquire a building permit for modernization of the hotel, are planned for 2005.

Table 8 Investment expenditures - the Group's companies

Name	in PLN thousand
ORBIS S.A.	14 669
HEKON-HOTELE EKONOMICZNE S.A.	199
PBP ORBIS Sp. z o.o.	3 385
ORBIS TRANSPORT Sp. z o.o.	18 451
ORBIS CASINO Sp. z o.o.	2 161

Smaller scale modernization works were performed during the first six months of 2005 in the following hotels: Novotel Marina in Gdańsk, Posejdon in Gdańsk, Zamojski in Zamość, Mercure Mrongovia in Mrągowo, Sofitel Victoria in Warsaw and Novotel in Wrocław.

A long-term process of construction/adaptation of **ETAP economic brand hotels** will commence in 2005 encompassing hotels in Częstochowa, Kraków, Szczecin, Warsaw and Gdańsk. Expenditures related to this purpose in 2005 are estimated at approximately PLN 4,300.0 thousand to finance the following activities, but not limited to: acquisition of experts' opinions, preparation of technical documentation, receipt of appropriate permits, investor's supervision, etc.

Investment expenditures of **PBP Sp. z o. o.** during the first six months of 2005 were related to purchase of means of transport, PC hardware and IT systems supporting sales processes. In a long run the new systems shall improve value of sold services. In the short-term perspective the Company shall continue implementation, together with the Group, of an investment program including development of new technologies, e.g., completion of works on implementation of an integrated sales system and application of new product sales distribution channels based on Internet platforms.

Investment expenditures of **Orbis Transport Sp. z o. o.** are mainly focused on purchase of means of transport handling coach traffic (coaches, wagons), short-term rent (it is necessary to maintain appropriate age of the fleet due to terms and conditions of the franchising agreement) and leasing. Expenditures planned in 2005 include costs of purchase of PKS companies, if necessary. Expenses during the first six months of 2005 were related to purchase of means of transport.

Investment expenses of **Orbis Casino Sp. z o.o.** were mainly related to purchase of new game machines and devices due to the required maintenance of an appropriate market standing of casinos and arcade game salons.

2.2.3 Corporate Issues

Payment of Dividend. Orbis S.A. paid dividends to its shareholders for the fourth consecutive time. The dividend amounted to PLN 0.34 per share totaling PLN 15.7 million. The dividend payment level does not deviate from the range of 30-50% of net profit.

Amendment of Statutes of Orbis S.A. Extraordinary General Meeting of Shareholders Orbis S.A. adopted a resolution on February 10, 2005 on amendment of the company's statutes. The full text of the statutes is available on the Company's Website at www.orbis.pl.

Nomination of the VI tenure Management Board of Orbis S.A. On June 11, 2005 the Management Board of the Company of VI tenure was nominated comprising of:

- Jean-Philippe Savoye, President of the Management Board,
- Krzysztof Gerula, I Vice-president of the Management Board,
- Andrzej Szułdrzyński, Vice-president of the Management Board,
- Ireneusz Węgłowski, Vice-president of the Management Board,
- Yannick Rouvrais, Member of the Management Board,
- Jolanta Wojciechowska de Cacqueray, Member of the Management Board.

Selection of certified auditor. The Supervisory Board of Orbis S.A. selected a company providing services of a certified auditor responsible for, but not limited to, audit of financial reports for 2005. PricewaterhouseCoopers Sp. z o. o. was selected.

Ordinary General Meeting of Shareholders of Orbis S.A. General Meeting of Shareholders of Orbis S.A. was held on June 11, 2005. It, among other issues, accepted financial reports of the Company and the Group for 2004, exonerated the Supervisory Board and the Management Board of the Company for 2004 and distributed 2004 profits by dedicating PLN 15.7 million, i.e., PLN 0.34 per share, for payment of dividend. Full contents of all resolutions of GM can be accessed on the Company's Website at www.orbis.pl.

Corporate governance declaration. Orbis S.A. published its corporate governance declaration in the current report no. 26/2005 available on the Company's Website at www.orbis.pl.

2.2.4 Legal Issues

Completion of the dispute concerning Europejski hotel in Warsaw. The Management Board of the Company on April 6, 2005 decided to commence liquidation of Eruopejski Hotel in Warsaw branch of Orbis S.A. on April 6, 2005 and to transfer Hotel Europejski to the company Hotel Europejski w Warszawie Spółka Akcyjna (HE S.A.) by August 31, 2005. Europejski hotel housed guests until June 30, 2005. Decision of the Management Board reflected contents of decisions of Appeal Courts received by Orbis S.A. including justifications. The decisions rejected Orbis S.A.'s claims to transfer of the title to real-property under Europejski hotel to the benefit of Orbis S.A. for a remuneration and determination of invalidity of the agreement establishing the perpetual usufruct right to the real-property to the benefit of HE S.A.

On September 1, 2005 Orbis and HE S.A., by mutual appeasements, executed an agreement that amicably resolved all disputes between the parties. The agreement constitutes the base for the final settlement of accounts related to all and any existing or possible claims related to Europejski hotel in Warsaw. Orbis shall pay to HE S.A. PLN 29,000,000 plus VAT. Europejski hotel real property was transferred to HE S.A. upon execution of the agreement.

2.2.5 Employment and payroll costs

The average employment in **Orbis S.A.** during the first six months of 2005 was by 8.1% lower than during analogous period of 2004. Decrease of employment in operating department by 7.9% was caused by reduction of employment in support department by 26.3%, room department by 6.3% and food&beverages by 7.0%. Number of administration jobs decreased by 9.4%, in property maintenance and operation by 13.7%. Employment in marketing department did not change. Reduction of employment in Head Office by 4.2% was caused by organizational changes.

The ratio of employment per room offered by hotels declined from 0.48 to 0.44.

Implementation of employment rationalization program and more stringent remuneration policy allowed for reduction of payroll costs in hotels by 4.6% in comparison with 2004 and by 3.9% in comparison with the budget. Share of payroll costs in operating income of hotels amounted to 28.9% and was lower by 1.0 p.p. than in 2004 despite decline of operating income.

Severance benefit costs related to liquidation of 46 jobs amounted to PLN 568.7 thousand. In addition a provision for costs of employment restructuring in the second half of 2005 amounting to PLN 3,392.0 thousand was established. The total restructuring cost amounted to PLN 3,960.7 thousand.

Total remunerations paid during the first six months of 2005 amounted to PLN 81.6 million (by 4.1% lower than in 2004). The average remuneration amounted to PLN 2.911 and was higher than in 2004 by 4.4%. The increase was mainly caused by increase of the 13 salary as a result of improved operating and financial results of hotels and change of remuneration structure as a result of restructuring of employment.

The main task implemented during the first semi-annual period of 2005 as part of the Orbis – 21st Century Organization project involved restructuring of the Head Office. Accordingly, new Organizational By-Laws have been drafted and a resultant new structure of the Head Office has been put to practice.

Preparations for hotels' restructuring and creating regions have been launched. Implementing the resolution of the Management Board on this matter, Regional Directors have been appointed. Together with teams set up for this purpose, the Regional Directors prepared the organizational structure and terms and conditions of recruiting employees to the regional structures as part of the next phase.

Further rationalization of employment and payroll costs will result in further improvement of hotels' profitability.

Employment in **PBP Orbis Sp. z o.o.** as at the end of the first six months period of 2005 amounted to 544 posts and grew by 1.9% in comparison with 2004. Total payroll costs amounted to PLN 11,408.37 thousand (without mark-ups) and increased by 10.2%. The trend of decrease of employment in administration of the company and the Group was maintained during the first six months of 2005. These activities will continue in a near future.

Employment in **Orbis Transport Sp. z o.o.** was reduced by 3,4%. Employment in the Orbis Transport Group, however, grew by 285 posts to 955 posts. Payroll costs almost doubled during the period. High increase of the number of posts and payroll costs was caused by consolidation of acquired companies, i.e., PKS Tarnobrzeg and PKS Gdańsk. The main activities designed to rationalize employment included optimization of the number of administration and office employees, review and optimization of structure and number of technical assistance employees in order to eliminate unnecessary costs.

Increase of employment in **Orbis Casino Sp. z o.o.** was caused by opening of a new arcade game salon in Novotel Centrum hotel in Poznań.

3. FINANCIAL RESULTS OF THE ORBIS GROUP

3.1 Profit and loss account

3.1.1 Profit and loss account of the Orbis Group

Table 9 Profit and loss account of the Orbis Group

ORBIS GROUP

In PLN thousands	I-VI 2005	I-VI 2004	Change in %
Net revenues from sales of products, goods and materials	473 904	439 663	7.8%
% share in total income	**93.2%**	**93.9%**	**-0.7%**
Cost of sales	353 400	318 533	10.9%
Distribution cost	23 815	23 170	2.8%
Administrative expenses	68 598	68 768	-0.2%
Including:			
- depreciation expenses	54 887	50 530	8.6%
- payroll costs	138 111	131 771	4.8%
- costs of external services	153 292	144 382	6.2%
% share in total expenses	**92.2%**	**92.6%**	**-0.4%**
Other operating income	26 149	6 392	309.1%
Other operating expenses	23 480	15 614	50.4%
EBITDA	**85 647**	**70 500**	**21.5%**
Operating result - EBIT	**30 760**	**19 970**	**54%**
Profit (loss) from sale of subsidiaries	13	0	-
Other financial revenues	8 095	21 571	-62.5%
Financial expense	14 383	17 268	-16.7%
Interests in affiliates	497	813	-38.9%
Profit (loss) before income tax	**24 982**	**25 086**	**-0.4%**
Income tax	7 721	6 372	21.2%
Loss from discontinued operations			
Net profit (loss)	**17 261**	**18 714**	**-7.8%**
EBIT margin (EBIT/Revenues)	6.5%	4.5%	1.9%
EBITDA margin (EBITDA/Revenues)	18%	16%	2%

Group's revenues from sales encompass results generated by all segments of operations as a result of the following values and events:

- **The segment of hotels with restaurants** indicated increase of revenues from sales of services. Revenues from sales of services of Orbis S.A. amounted to PLN 281,865 thousand, i.e., a decline by 0.5% in comparison with the first six months of 2004, and sales revenues of Hekon-Hotele Ekonomiczne S.A. amounted to PLN 48,504 thousand and were higher by 11% than during the first six months of 2004. The increase was achieved due to growing number of sold rooms. In addition, improvement of Hekon's sales revenues was caused by success of an economic product, i.e., Ibis hotels in Poland, and improved sales conditions in Kraków and Szczecin, where Hekon's Ibis and Novotel hotels operate.

- **The tourism sector** indicated increase of sales revenues (by 10.3%) as a result of strong PLN exchange rates stimulating sales of foreign trips, and increase of group incoming and outgoing tourism.
- **The transport segment** indicated high increase of sales revenues (by 26.0%). It was mainly caused by consolidation by Orbis Transport of PKS Tarnobrzeg and PKS Gdańsk that were not consolidated in the report for the first six months of 2004. In addition, all segments of Orbis Transport's operations except long-term lease, indicated increase of revenues from sales.

The Group's cost of sales increased during the first six months of 2005 by 10.9%, i.e., more than growth of revenues from sales. It was caused by, but not limited to:

- increase by 53.5% of operating expenses of Orbis Transport due, but not limited to, costs generated by PKS Gdańsk and PKS Tarnobrzeg; their financial results were not consolidated in the report for the first six months of 2004,
- small increase of operating expenses of other companies belonging to the Group.

Other operating revenue of Orbis S.A. included dividend for 2004 paid by Hekon-Hotele Ekonomiczne S.A. and amounting to PLN 19,802 thousand and paid by Orbis Casino Sp. z o. o. and amounting to PLN 700 thousand. The dividends were eliminated for the purpose of consolidation. Hekon-Hotele Ekonomiczne S.A. posted interests on bonds of Orbis S.A. in this item. The interests were also eliminated for the consolidated report.

The following factors, among others, caused increase of other operating revenue in comparison with the first six months of 2004: income of Orbis Transport Group and general improvement in operating efficiency.

Other operating expenses for the first six months of 2005 include mainly reserves for costs of restructuring of hotels that will be liquidated and reserves on retirement benefits and seniority bonuses.

As a result of generated revenues from sales and operating expenses, the **operating result (EBIT)** of the Group for the first six months of 2005 was higher by 54% than during the first six months of 2004. At the same time **operating result after depreciation (EBITDA)** grew by 21.5%.

Other financial revenues include interests on bank deposits and revaluation of securities held for trading purposes. High difference in comparison with the first six months of 2004 was caused by very high, positive foreign currency exchange rate differences in 2004 effecting indebtedness of Orbis S.A. in Eur.

Financial expenses during the reporting period included interests on loans and own bonds, costs of SWAP transactions and revaluation of the instrument.

All the above-mentioned factors had impact on the Group's net profit for the first six months of 2005 amounting to PLN 17,261 thousand, i.e., by 7.8% lower than during the first six months of 2004.

3.1.2 Profit and loss account f the Orbis Group's companies

The following table presents selected items describing financial results of particular companies belonging to the Group.

Table 10 Financial results of companies belonging to the Orbis Group

In PLN thousand	I-VI 2005	I-VI 2004	Change in %
Orbis S.A.			
Net revenues from sale of services	281 865	283 332	-0,5%
EBITDA	73 913	59 836	23,5%
EBIT	37 961	25 965	46,2%
Net profit	23 742	24 539	-3,2%
Hekon - Hotele Ekonomiczne S.A.			
Net revenues from sale of services	48 504	43 689	11%
EBITDA	22 289	18 422	21%
EBIT	17 262	12 151	42,1%
Net profit	13 788	9 707	42%
UAB Hekon			
Net revenues from sale of services	4 787	1 935	147,4%
EBITDA	349	-2 952	111,8%
EBIT	-1 058	-3 308	68%
Net profit	-875	-3 116	71,9%
PBP Orbis Group			
Net revenues from sale of services	77 603	70 349	10,3%
EBITDA	-1 174	-1 520	22,8%
EBIT	-2 654	-3 055	13,1%
Net profit	-1 931	-2 327	17%
Orbis Transport Group			
Net revenues from sale of services	69 447	55 101	26%
EBITDA	15 960	16 177	-1,3%
EBIT	4 235	7 441	-43,1%
Net profit	2 605	5 460	-52,3%
Orbis Casino			
Net revenues from sale of services	196 759	191 406	2,8%
EBITDA	3 451	4 515	-23,6%
EBIT	1 782	2 959	-39,8%
Net profit	1 493	2 438	-38,8%

3.2 Operating and financial results of the Group's companies

Financial results of the Group and particular companies are related to operating results.

3.2.1 Orbis Hotel Group

During the first six months of 2005 the Orbis Hotel Group sold 992,906 rooms, i.e., by 7.5% more than during the first six months of 2004. Hotels operated by Orbis S.A. and Hekon indicated increase of sold rooms (by 6.4% and 13.7% respectively). Growing number of sold rooms was mainly caused by higher sales to business customers (by 10.4%) and to foreigners (by 11.2%).

Table 11 Operating ratios

ORBIS HOTEL GROUP*	I-VI 2005	I-VI 2004	Change in % / change in pp
Number of rooms	11 517	11 517	0%
Number of rooms sold	992 906	923 332	7.5%
Structure of sold rooms in %			
Poles	38.2%	40.3%	-2%
foreigners	61.8%	59.8%	2%
business customers	60.4%	58.8%	1.6%
tourists	39.6%	41.2%	-1.6%
Occupancy rate	47.6%	44%	3.6%
Average daily rated (ADR) in PLN	194.8	208.1	-6.4%
Revenue per availabe room RevPAR in PLN	92.8	91.6	1.3%

* *The table presents summary results of hotels held by Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. Hotels operated under management agreements were excluded since they were not consolidated on this level (income statement includes fee for management of the hotels) and UAB Hekon due to required translation from LTL. UAB Hekon operating ratios are presented separately.*

The Group's average daily rate (ADR) decreased mainly due to low EUR/PLN exchange rate and strong competition. 12 hotels operated by Orbis and Hekon publish prices in Eur. Eur is a commercial tender used by all hotels of the Group to settle incoming tourist traffic with foreign agents. Revenue per available room (RevPAR) grew by 1.3%. RevPAR is a product of occupancy and the average daily rate (ADR) applicable during a period by a hotel.

3.2.1.1 Orbis S.A.

Orbis S.A. hotels indicated growth of occupancy rate during the first six months of 2005 by 3.0% and decline of the average daily rate by 7% in comparison with the first six months of 2004. Therefore RevPAR was similar than in 2004 (decline by 0.5%). Decline of ADR was mainly caused by low EUR/PLN exchange rate and strong competition. Business customers dominated the customer structure (60.3%). Polish customers accounted for 37.5% of the total number of sold rooms. Germans constitute the biggest group of foreigners.

Table 12 Operating ratios

ORBIS S.A.	I-VI 2005	I-VI 2004	Change in % / change in p.p.
Number of rooms	10 004	10 008	0%
Number of rooms sold	825 834	776 453	6.4%
Structure of sold rooms in %			
Poles	37.5%	39.1%	-1.6%
foreigners	62.5%	60.9%	1.6%
business customers	60.3%	58.7%	1.6%
tourists	39.7%	41.3%	-1.6%
occupation	45.6%	42.6%	3%
Average Daily Rate (ADR) in PLN	192	206.4	-7%
Average Daily Rate in business segment (ADR) in PLN	222.7	236.2	-5.7%
Average Daily Rate in tourist segment (ADR) in PLN	146.4	164.1	-10.8%
Revenue per available room RevPAR in PLN	87.6	88	-0.5%
Gross Operating Profit (GOP) in PLN thousand	96 280.5	95 659.7	0.6%
Gross Operating Profit (GOP) - gross %	34.3%	33.7%	0.6%

Operating revenue during the reporting period amounted to PLN 280.8 million and was lower by 1.1% than in 2004. Change of revenue per type of operations: food&beverages 100%, room department 98.9%, other revenue 96.3% and telecommunication 72%.

The biggest increase of revenue was indicated by hotels in Wrocław (increase by 8.2%), Kraków (by 7.9%), Gdańsk (by 5.3%) and Katowice (by 5.2%). The group of hotels in Poznań generated revenues on the same level as in 2004. Hotels in Szczecin indicated decline of sales by 2.2%. The biggest drop of revenue was registered in Warsaw (by 10.8%) due to high competition.

Operating expenses related to hotel operations during I-VI 2005 amounted to PLN 105.1 million and were lower by 1.1% than in 2004. Change of costs per type of operations: food&beverages 99.5%, other costs 98.8%, room department 98.4% and telecommunication 79.7%. Lower dynamics of costs than revenues resulted in increase of effectiveness of the two main types of operations, i.e., rooms and food&beverages. Room department costs ratio to sales declined by 0.1 p.p. and amounted to 21.4%, and for food&beverages respectively declined by 0.3 p.p. and amounted to 62.6%.

Performance of **undistributed costs** during I-VI 2005 was estimated at PLN 79.5 million and was lower by 3.0% than in 2004. It was caused by significant decline of administrative and general costs (decrease by 6.9%).

Gross operating profit (GOP) of Orbis S.A. hotels for I-VI 2005 amounted to PLN 96.3 million. It was higher by 0.6% than for the first six months of 2004. GOP ratio to sales increased by 0.6 p.p. and amounted to 34.3%.

The most significant GOP increase was achieved by hotels in Katowice (increase by 42.4%), Kraków (by 27.8%), Wrocław (by 23.3%), Gdańsk (by 10.3%) and Poznań (by 9.6%). Hotels in Szczecin indicated decline of GOP by 14.8%, and in Warsaw by 19.4% as a result of lower revenues than in 2004.

3.2.1.2 Hekon-Hotele Ekonomiczne S.A.

Analysis of Hekon hotels results shows continuation of good company results. Very good result was achieved in terms of number of sold rooms – increase by 14% in comparison with 2004. The biggest share was generated by Novotel and Ibis Kraków Centrum and Ibis Katowice Zabrze. There was a significant increase of occupancy rate that grew by 7.7 p.p.

Table 13 Operating ratios

HEKON-HOTELE EKONOMICZNE S.A.

	I-VI 2005	I-VI 2004	Change in % / change in p.p.
Number of rooms	1 513	1 513	0%
Number of rooms sold	167 072	146 879	13.7%
Structure of sold rooms in %			
Poles	41.9%	46.4%	-4.5%
foreigners	58.1%	53.6%	4.5%
business customers	60.8%	59.4%	1.4%
tourists	39.2%	40.6%	-1.4%
Occupancy rate	61%	53.3%	7.7%
Average Daily Rate (ADR) in PLN	208	217	-4.1%
RevPAR in PLN	126.9	115.7	9.6%
Gross Operating Profit (GOP) in PLN thousand	27 047	23 908	13.1%
Gross operating profit (GOP) - gross %	56.8%	55.2%	1.6%

Hekon hotels attract increasing number of foreigners while the number of rooms sold to Poles declined by 4.4%. Novotel and Ibis brands are well known in Western Europe. Due to Poland's accession to the European Union, easier and faster cross-border travel and fast development of air-traffic (budget airlines), Ibis hotels characterized by the same standard in all cities and much higher customer service than in other countries, attract growing number of foreigners. The same applies to Novotel Kraków Centrum and

Szczecin with equipment standard not lower than the same brand hotels in Germany, France and Great Britain.

Average daily rate (ADR) declined from PLN 217 to PLN 208. Much lower average EUR/PLN exchange rate than in 2004 constituted one of the main reasons for the decline. Despite decrease of the average daily rate (ADR), revenue per available room (RevPAR) increased by 9.6%.

Gross operating profit (GOP) increased in comparison with the first six months of 2004 by 13%. GOP ratio to sales growth by 1.6 p.p. was caused by decline of the payroll's share in operating income and expenses.

3.2.1 UAB Hekon

UAB Hekon operates Novotel Vilnius hotel in Vilnius, Lithuania. It is the first hotel of the Orbis Hotel Group outside Poland. During the first six months of 2005 the hotel indicated occupancy of 45.7%, i.e., by 19.3 p.p. more than during the first six months of 2004 (the hotel was opened on April 1, 2004).

Table 14 Operating ratios

UAB HEKON	I-VI 2005	I-VI 2004	change in % / change in p.p.
Number of rooms	28 779	17 172	67,6%
Number of rooms sold	13 144	4 530	190,2%
Structure of sold rooms in %			
Poles	4,9%	0%	4,9%
foreigners	95,1%	100%	-4,9%
business customers	73,8%	77%	-3,2%
tourists	26,2%	23%	3,2%
Occupancy rate	45,7%	26,4%	19,3%
Average Daily Rate (ADR) in LTL	237,3	222,1	6,8%
RevPAR in LTL	108,4	58,6	85%
Gross operating profit (GOP) in LTL thousand	1 783,9	86,5	1962,3%
Gross operating profit (GOP) - gross %	44%	6,1%	37,9%

Average daily rate (ADR) amounted to LTL 237.3 (increase by 6.8% in comparison with the first six months of 2004). The hotel's RevRAR grew by 85.0% and amounted to LTL 108.4. Most of hotel guests were foreigners that constituted almost 95% of customers during the first six months of 2005. Almost 74% of sold rooms were purchased by business customers.

3.2.1 PBP Orbis Sp. z o.o.

Improvement of operating results of **PBP Orbis Sp. z o.o.** was caused by growing sales of outgoing tourism services. Increase of EBITDA and EBIT and net financial result was caused by, but not limited to, developed comprehensive chain of agencies and strengthening of a market position of a new tourism market brand by Travel Time, growing sales of airline tickets (growth of a number of customers by 7.3%), and execution of new agreements governing handling of business trips organized by companies combined with cost discipline.

Higher number of customers than in 2004 was mainly caused by growing interests in charter offer of Travel Time. Combination of low prices and relatively high hotel standard in the charter offer resulted in increased sales and high customer satisfaction.

Table 15 Operating ratios

PBP ORBIS Sp. z o.o.	I-VI 2005	I-VI 2004	Change in %
Number of customers using services of PBP Orbis	299 982	261 121	14.9%
number of outgoing trips purchased in PBP Orbis	17 620	13 850	27.2%
number of foreing tourists that visited Poland using services rendered by PBP Orbis	42 820	40 360	6.1%
Sales chain:			
- own offices	31	31	0%
- number of agents	1 531	1 156	32.4%

3.2.1 Orbis Transport Sp. z o.o.

Financial results of Orbis Transport indicate increase of operating income combined with declining profitability. The main reasons for deteriorating profitability of business operations include: increase of fuel prices, declining margin in leasing and lower PLN/EUR exchange rate. Increase of the Group's revenues is mainly related to consolidation of purchased PKS companies (i.e., PKS Tarnobrzeg, PKS Gdańsk) that were not consolidated in 2004.

Table 16 Operating ratios

ORBIS TRANSPORT SP. z o.o.	I-VI 2005	I-VI 2004	Change in %
Numer of passengers carried by Orbis Transport coaches	113 000	99 520	13.5%
Route of Orbis Transport coaches in km	8 212 430	7 024 300	16.9%
Number of cars provided by Hertz Rac	24 007	21 694	10.7%
Number of cars provided by Hertz Lease	1 188	1 009	17.7%

Also results of Orbis Transport indicate growth of sales revenues and volume of provided services (increase of a number of passengers by 13.5%, number of kilometers by 16.9% as a result of increased frequency and opening of a new line to Italy). Other types of operations indicated significant improvements, too (Rent a Car – increase of the number of provided cars by 11%, number of leased cars – growth by 18%).

3.3 Balance sheet

3.3.1 Balance sheet of the Orbis Group

Table 17 Consolidated balance sheet of the Orbis Group

BALANCE SHEET - ORBIS GROUP					
In PLN thousand	As at June 30, 2005	As at December 31, 2004	Change during 6 months ended June 30, 2005 in %	As at June 30, 2004	Change during 12 months ended June 30, 2005 in %
Fixed assets	1 960 923	1 973 710	-0.6%	2 001 208	-2%
Share in balance-sheet total in %	87.8%	91.3%		90.9%	
Current assets	273 153	188 207	45.1%	199 285	37.1%
Share in balance-sheet total in %	12.2%	8.7%		9.1%	
Total Assets	**2 234 076**	**2 161 917**	3.3%	**2 200 493**	1.5%
Shareholders' equity	1 585 146	1 585 409	-0.02%	1 557 614	1.8%
Share in balance-sheet total in %	71%	73.3%		70.8%	
Minority interests	703	975	-27.9%	10 205	-93.1%
Share in balance-sheet total in %	0.03%	0.05%		0.5%	
Long-term liabilities and provisions	423 651	413 010	2.6%	457 714	-7.4%
- interests bearing liabilities	279 911	277 298	0.9%	332 045	-15.7%
Share in balance-sheet total in %	19%	19.1%		20.8%	
Short-term liabilities and provisions	225 279	163 498	37.8%	185 165	21.7%
- interests bearing liabilities	3 103	3 355	-7.5%	5 950	-47.8%
Share in balance-sheet total in %	10.1%	7.6%		8.4%	
Total Liabilities	**2 234 076**	**2 161 917**	3.3%	**2 200 493**	1.5%

Fixed assets. Property, plant and equipment, i.e., hotel buildings, premises, buildings and structures, and land and perpetual usufruct rights, constitute over 86% of fixed assets. Changes in the balance sheet of the dominant entity have the biggest impact on this group of assets. Decrease of value of the assets was mainly caused by planned depreciation of property, plant and equipment and intangible and legal assets. Purchase of property, plant and equipment related to modernization of hotels and sales of fixed assets, including perpetual usufruct of land had impact on this item.

Current assets. The main items of current assets as at the end of the first six months period of 2005 included financial assets measured at fair value by income statement (33%), trade receivables (25%) other short-term receivables (16%). The item of financial assets measured at fair value by income statement included mainly securities held for trading mostly purchased by the dominant entity, but also by PBP Orbis. This item generated the biggest growth in comparison with the first six months of 2004 due to deposit of a significant amount of funds in securities.

Long-term liabilities and provisions. Interest bearing liabilities constitute the main item of long-term liabilities. Since the biggest item is the Eur loan of Orbis S.A., its valuation has a significant impact on variation of the Group's interest bearing liabilities. The long-term liabilities item also includes valuation of SWAP transactions hedging installments of the Eur loan against exchange rate risk. Provisions for liabilities significantly decreased in comparison with the last year due to release by the dominant unit of provision for liabilities to Warimpex Leasing AG in the second half of 2004. Additional changes included increase of amounts of provision for retirement benefits and provision for deferred income tax.

Short-term liabilities and provisions. Other liabilities constitute the biggest item including distribution of profits, e.g., the liability to pay dividend of Orbis S.A. for its 2004 profit, legal liabilities, payroll liabilities, special funds and short-term accruals. Provisions for liabilities increased in comparison with the first six months of 2004 due to setting-up by Orbis S.A. of provision for all risks related to the dispute concerning Europejski hotel during the second half of 2004 and setting-up of a provision during the first six months of 2005 for cost of liquidation of 4 hotels: Solec hotel in Warsaw, Tranzyt in Częstochowa, Reda in Szczecin and Wanda in Kraków.

3.3.2 Balance sheets of the Orbis Group Companies

The following table presents balance sheets of particular companies belonging to the Group.

Table 18 Balance sheets of the Orbis Group Companies

In PLN thousand	As at June 30, 2005	As at December 31, 2004	Change during 6 months ended June 30, 2005 in %	As at June 30, 2004	Change during 12 months ended June 30, 2005 in %
ORBIS S.A.					
Fixed assets	1 995 176	2 022 805	-1.4%	2 059 367	-3.1%
Share in balance-sheet total in %	91.2%	94.3%		95.1%	
Current assets	191 397	123 227	55.3%	106 097	80.4%
Share in balance-sheet total in %	8.8%	5.7%		4.9%	
Total Assets	**2 186 573**	**2 146 032**	**1.9%**	**2 165 464**	**1%**
Shareholders' equity	1 560 386	1 552 311	0.5%	1 537 695	1.5%
Share in balance-sheet total in %	71.4%	7.3%		71%	
Liabilities and provisions	626 187	593 721	5.5%	627 769	-0.3%
Share in balance-sheet total in %	28.6%	27.7%		29%	
Total Liabilities	**2 186 573**	**2 146 032**	**1.9%**	**2 165 464**	**1%**

In PLN thousand	As at June 30, 2005	As at December 31, 2004	Change during 6 months ended June 30, 2005 in %	As at June 30, 2004	Change during 12 months ended June 30, 2005 in %
HEKON-HOTELE EKONOMICZNE S.A.					
Fixed assets	207 845	212 525	-2.2%	210 460	-1.2%
Share in balance-sheet total in %	56.8%	60.6%		60.3%	
Current assets	158 143	138 276	14.4%	138 585	14.1%
Share in balance-sheet total in %	43.2%	39.4%		39.7%	
Total Assets	**365 988**	**350 801**	**4.3%**	**349 045**	**4.9%**
Shareholders' equity	335 526	341 540	-1.8%	329 619	1.8%
Share in balance-sheet total in %	91.7%	97.4%		94.4%	
Liabilities and provisions	30 462	9 261	228.9%	19 426	56.8%
Share in balance-sheet total in %	8.3%	2.6%		5.6%	
Total Liabilities	**365 988**	**350 801**	**4.3%**	**349 045**	**4.9%**
UAB HEKON (in LTL)					
Fixed assets	6 693	6 878	-2.7%	6 008	11.4%
Share in balance-sheet total in %	69.2%	69.7%		57.1%	
Current assets	2 981	2 983	-0.1%	4 517	-34.0%
Share in balance-sheet total in %	30.8%	30.3%		42.9%	
Total Assets	**9 674**	**9 861**	**-1.9%**	**10 525**	**-8.1%**
Shareholders' equity	1 521	2 261	-32.7%	4 391	-65.4%
Share in balance-sheet total in %	15.7%	22.9%		41.7%	
Liabilities and provisions	8 153	7 600	7.3%	6 134	32.9%
Share in balance-sheet total in %	84.3%	77.1%		58.3%	
Total Liabilities	**9 674**	**9 861**	**-1.9%**	**10 525**	**-8.1%**
PBP ORBIS GROUP					
Fixed assets	19 351	17 260	12,1%	19 090	1,4%
Share in balance-sheet total in %	25.7%	34.5%		27.8%	
Current assets	55 864	32 713	70,8%	49 696	12,4%
Share in balance-sheet total in %	74.3%	65.5%		72.2%	
Total Assets	**75 215**	**49 973**	**50,5%**	**68 786**	**9,3%**
Shareholders' equity	16 591	18 666	-11,1%	16 563	0.2%
Share in balance-sheet total in %	22.1%	37.4%		24.1%	
Liabilities and provisions	58 624	31 307	87,3%	52 223	12.3%
Share in balance-sheet total in %	77.9%	62.6%		75.9%	
Total Liabilities	**75 215**	**49 973**	**50.5%**	**68 786**	**9.3%**

In PLN thousand	As at June 30, 2005	As at December 31, 2004	Change during 6 months ended June 30, 2005 in %	As at June 30, 2004	Change during 12 months ended June 30, 2005 in %
ORBIS TRANSPORT GROUP					
Fixed assets	110 169	90 361	21.9%	74 480	47.9%
Share in balance-sheet total in %	78.0%	78.0%		71.4%	
Current assets	31 003	25 415	22%	29 833	3.9%
Share in balance-sheet total in %	22.0%	22.0%		28.6%	
Total Assets	**141 172**	**115 776**	**21.9%**	**104 313**	**35.3%**
Shareholders' equity	43 289	40 566	6.7%	37 774	14.6%
Share in balance-sheet total in %	30.7%	35%		36.2%	
Liabilities and provisions	97 883	75 210	30.1%	66 539	47.1%
Share in balance-sheet total in %	69.3%	65%		63.8%	
Total Liabilities	**141 172**	**115 776**	**21.9%**	**104 313**	**35.3%**

3.4 Cash flow

3.4.1 Cash flow of the Orbis Group

During the first six months of 2005 the Group's companies generate net profit before tax amounting to PLN 24,982 thousand. The profit had the biggest impact on positive operating cash flow. The biggest profit adjustments were related to depreciation, change of short-term liabilities and receivables.

Table 19 The Group's cash flow statement

In PLN thousand	I-VI 2005	I-VI 2004	Change in %
The Orbis Group			
Cash flow from operating activities	72 544	78 791	-7.9%
Cash flow from investing activities	-45 114	-61 477	26.6%
Cash flow from financing activities	-13 255	487	-2821.8%
Total net cash flow	**14 175**	**17 801**	-20.4%
Cash at the end of the period	56 763	68 279	-16.9%

Investment activities of the Group during the reporting period were dominated by expenses and revenues related to short-term securities (mainly Orbis S.A. and PBP Orbis Sp. z o.o.). In addition, the Group incurred expenses on purchase of property, plant and equipment related to modernization of hotels and purchase of cars and coaches, and payment of liabilities of Orbis Transport Sp. z o. o. related to purchase of privatized transport companies.

Revenues from financial activities were mainly related to drawn loans, primarily by PBP Orbis. Expenditures were predominantly related to repayment of bank loans, payment of interests.

Operations were finances by profit and, with regard to subsidiaries, internal loans within the Group and loans on the current account.

Orbis S.A. is the only Group's company that uses derivatives to hedge foreign currency exchange risk and corporate loan interest rate risk using swap transactions. All companies use the natural hedging mechanism.

3.4.2 Cash flow of the Orbis Group's companies

3.4.2.1 Cash flow of Orbis S.A.

Net cash flow from operating activities during the first six months of 2005 was positive due to profit generated in the 2nd quarter. The biggest profit adjustments were related to depreciation, interests and change of receivables and deferred expenses.

Table 20 Cash flow statement of Orbis S.A.

Orbis S.A.			
In PLN thousand	I-VI 2005	I-VI 2004	Change in %
Cash flow from operating activities	36 747	38 434	-4.4%
Cash flow from investing activities	-24 150	-32 298	25.2%
Cash flow from financing activities	-7 046	-8 341	15.5%
Total net cash flow	**5 551**	**-2 205**	351.7%
Cash at the end of the period	18 704	28 082	-33.4%

High amount of interests' adjustment was related to accrual of dividend payable by Hekon-Hotele Ekonomiczne S.A. and Orbis Casino Sp. z o.o. Higher level of deferred expenses was mainly caused by higher operating costs including payment for perpetual usufruct of land, real property tax, write-off for Plant Social Fund and payroll costs.

Investment activities of Orbis S.A. during the reporting period were dominated by expenses and revenues related to short-term securities and expenditures on purchase of property, plant and equipment. In addition, the company generated income from sales of fixed and provided loans to other companies in the Group.

During the reporting period the financing activities included repayment of principal installment of the loan provided by BWE and payment of interests on loans.

Profit constituted the source of company's financing during the first six months of 2005.

Orbis S.A. uses derivatives to hedge foreign currency exchange risk and corporate loan interest rate risk using swap transactions.

3.4.2.2 Cash flow of Hekon-Hotele Ekonomiczne S.A.

Increase of cash flow from operating activities during the first six months of 2005 in comparison with the first six months of 2004 was caused by higher profit before tax.

Table 21 Cash flow statement of Hekon-Hotele Ekonomiczne S.A.

Hekon			
In PLN thousand	I-VI 2005	I-VI 2004	Change in %
Cash flow from operating activities	12 798	11 083	15.5%
Cash flow from investing activities	-3 623	-2 883	-25.7%
Cash flow from financing activities	0	-39	100%
Total net cash flow	**9 175**	**8 161**	12.4%
Cash at the end of the period	21 656	15 664	38.3%

Within its investment activities during the first six months of 2005 the company generated higher revenues on interests, but its expenditures on purchase of securities amounting to PLN 17,745 thousand exceeded repayment income amounting to PLN 10,059 thousand.

During the first six months of 2005 the company did not generate any cash flow on financing activities.

Currently the company does not require any additional funds in order to finance any new projects with th exception of regular annual investment budget amounting to PLN 2.8 million in 2005.

3.4.2.3 Cash flow of UAB Hekon

Net cash flow from operating activities during the first six months of 2005 was positive due to lower loss. The biggest profit adjustments were related to depreciation, interests, and changes of receivables and deferred expenses.

UAB Hekon significantly decreased its investment activities during the reporting period in comparison with the first six months of 2004, when the company incurred expenses on purchase of property, plant and equipment related to opening of the hotel.

Table 22 Cash flow statement of UAB Hekon

UAB Hekon			
In PLN thousand	**I-VI 2005**	**I-VI 2004**	**Change in %**
Cash flow from operating activities	771	-6 448	112%
Cash flow from investing activities	-9	-3 507	99.7%
Cash flow from financing activities	-180	5 766	-103.1%
Total net cash flow	**582**	**-4 189**	113.9%
Cash at the end of the period	1 890	874	116.2%

Financing operations during the reporting period included only repayment of interests on loans acquired in 2004.

3.4.2.4 Cash flow statement of PBP Orbis Sp. z o.o.

The current cash flow statement data significantly differs from the data for the first six months of 2004 due to purchase of treasury notes (investment operations) and acquisition of a loan from Orbis S.A. on financing of purchase of coaches (financing activities).

During the first six months of 2005 the company had an active current account credit line fully securing its financial liquidity during periods of lack of funds, if any. The company needs another source of financing, i.e., a loan from another company in the Group, in addition to the above-mentioned bank loan, to cover its investment expenditures.

Table 23 Cash flow statement of PBP Orbis Travel Group

PBP			
In PLN thousand	**I-VI 2005**	**I-VI 2004**	**Change in %**
Cash flow from operating activities	8 219	9 848	-16.5%
Cash flow from investing activities	-14 131	-839	-1584.3%
Cash flow from financing activities	2 208	-301	833.6%
Total net cash flow	**-3 704**	**8 708**	-142.5%
Cash at the end of the period	7 625	17 659	-56.8%

PLN is the main currency used by the company. PBP Orbis Sp. z o.o. tries to use natural hedging mechanism to hedge its currency exchange rate risk. In addition, upon sale of outgoing, foreign tourism

services, the company executes agreements with customers stipulating that it has the right to change prices if, among other reasons, there is an increase of exchange rate. The company does not use any financial instruments to hedge the currency exchange rate risk.

3.4.2.5 Cash flow statement of Orbis Transport Sp. z o.o.

Cash flow from operating activities was similar than during the first six months of 2004. Slightly lower profit than in 2004 was compensated by higher depreciation write-offs.

Investment activities during the first six months of 2005 was characterized by lower cash flow than in 2004 due to smaller purchases of fixed assets due to change of purchases priority, i.e., purchases supporting leasing operations.

Table 24 Cash flow statement of Orbis Transport Sp. z o.o.

Transport			
In PLN thousand	I-VI 2005	I-VI 2004	Change in %
Cash flow from operating activities	12 048	22 461	-46.4%
Cash flow from investing activities	-10 964	-26 350	58.4%
Cash flow from financing activities	-630	6 151	-110.2%
Total net cash flow	454	2 262	-79.9%
Cash at the end of the period	6 750	5 999	12.5%

In addition to cash flow related to loans, cash flows from financial activities during the first six months of 2005 include expenses on purchase of means of transport for leasing amounting to PLN 13,411 thousand.

Currently the company uses loans received within the Group from Orbis S.A and a loan provided by Kredyt Bank SA.

4. EVENTS FOLLOWING COMPLETION OF THE REPORTING PERIOD

No significant, strategic events occurred in the companies included in the report following completion of the reporting period.

5. PLANS FOR THE SECOND HALF OF 2005

Orbis S.A. In the second half of 2005, implementing the strategy adopted in March this year, Orbis S.A. plans to execute the following:

- closing down modernization of the Novotel Centrum Hotel in Warsaw,
- commencing works in the Grand hotels in Sopot and Warsaw as part of a comprehensive modernization of these hotels,
- commencing adaptation works in selected hotels which are to operate under the Etap brand,
- commencing preparation works to the construction of new Etap hotels,
- search for locations for Ibis and Etap hotels according to the directions set forth in the development strategy,
- works on the preparation to take over management over the Ibis hotel in Kaliningrad, the construction of which will be implemented throughout 2006 – 2007.

Moreover, as part of the continuation of works on the Orbis – 21st Century Organization project, the creation of a pilot region in Cracow, implementation of a regional payroll policy and financial and accounting system as well as establishment of regional solutions for technical, IT and commercial service for hotels is planned for the second semi-annual period of the year.

The following operations are planned as part of sales boosting efforts:

- development of offer management supporting tools,
- cooperation with corporate customers for 2006,
- participation in fairs (in the second half of the year, the offer of the Orbis Hotel Group will be presented during fairs for the tourism sector: UKRAINE-Kijów, WTM-London, TTWarsaw),
- negotiations with travel agencies as regards group tourism for the 2007 season.

The plan of promotional and advertising activities in the second semi-annual period of 2005 provides for implementing actions aimed at boosting demand for hotel, conference and food&beverage services and forming the image of the company as being the largest hotel network in Poland offering a diversified standard. Due to introduction of a new logo for the company, a media campaign has been planned with a view to inform the public about the changing image of Orbis – a Polish organization of a 21st century. Parallel campaigns are to be conducted in 2005: an image-building campaign of the Orbis Hotel Group and an image and product campaign for the following brands: Novotel, Mercure and Orbis Hotels, as well as the OrbisOnLine reservation system (also via the Internet). The second part of the advertising campaign will be run during the period September – November. The planned broadcasts of advertisements have been prepared by a professional media agency and guarantee a synergy effect, i.e. a permanent presence in the media and a better access of the message to the target group of recipients. A number of actions, mainly PR by nature, have been planned within the framework of celebrating the 85th anniversary of the Company.

PBP Orbis Sp. z o.o. The company plans promotional and advertisement activities promoting sales of outgoing tourism services offered by PBP Orbis.

Orbis Transport Sp. z o. o. The company's operations will focus on strengthening of its leading market position. The main activities will include:

- coach transport services:
  - development of a network covering most cities in Poland;
  - internet ticket sales;
  - SMS ticket reservation system;
  - sales of extended health insurance and legal services covering trips abroad;
- Long-term lease and leasing:
  - development of a sales network on a basis of Hertz offices in the main Polish cities,
  - updating of the leasing offer and rent offer in accordance with applicable provisions of law;
  - optimization of costs;
- Short-term rent:
  - promotional activities promoting sales;
  - rationalization of costs.

Orbis Casino Sp. z o. o. The company plans to establish a technical department during the second half of 2005 designed to service game machines and equipment and to modernize casino located in Novotel Centrum hotel in Katowice.

UAB Hekon. Activities planned for the second half of 2005 include, but are not limited to:

- negotiation and execution of agreements with local and foreign tourist agents and tour operators for 2006;
- continuation of marketing activities designed to improve sales including, but not limited to, organization of special events, e.g. Beaujolais Nouveau Party, Christmas Party.

Capital Group Orbis

Management Board's statemenst
as at June 30, 2005

Orbis

Warsaw, September 26, 2005.

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD
TO 2005 SEMI-ANNUAL FINANCIAL STATEMENTS

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit financial statements entrusted with the task of auditing the semi-annual financial statements of Orbis S.A. and the Orbis Group has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to ensure an unbiased and independent audit report, pursuant to the applicable legal regulations binding in Poland.

Signatures of Management Board members

Names and surnames	Position/ Function	Signature
Jean Philippe Savoye	President of the Management Board	
Krzysztof Andrzej Gerula	First Vice-President of the Management Board	
Andrzej Bobola Szułdrzyński	Vice-President of the Management Board	
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Jolanta Wojciechowska de Cacqueray	Member of the Management Board	

Warsaw, September 26, 2005.

DECLARATION
OF THE MANAGEMENT BOARD
FOR 2005 SEMI-ANNUAL PERIOD

The Management Board of Orbis S.A. hereby declares that according to its best knowledge, the consolidated financial statements of the Orbis Group for the semi-annual period of 2005 and the comparative figures for the semi-annual period of 2004 and for the year 2004 have been prepared in accordance with the accounting principles applied by the Group and with the International Accounting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of the Orbis Group and its financial result.

At the same time, the Management Board of Orbis S.A. declares that according to its best knowledge, the attached financial statements of the parent company Orbis S.A. for the same period and the comparative figures for the semi-annual period of 2004 and for the year 2004 have been prepared in accordance with the accounting principles applied by the Company and with the International Accounting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of Orbis S.A. and its financial result.

The statements depict the true image of development, achievements and the condition of Orbis S.A. and the entire Orbis Group, including description of the main risks and uncertainties.

Signatures of Management Board members

Names and surnames	Position/ Function	Signature
Jean Philippe Savoye	President of the Management Board	
Krzysztof Andrzej Gerula	First Vice-President of the Management Board	
Andrzej Bobola Szułdrzyński	Vice-President of the Management Board	
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Jolanta Wojciechowska de Cacqueray	Member of the Management Board	